Filed Pursuant to Rule 253(g)(2)

File No. 024-10770

As submitted to the Securities and Exchange Commission on January 16, 2018

OFFERING CIRCULAR

Hall Structured Finance II, LLC

Up to $50,000,000 of 8% Debentures

Hall Structured Finance II, LLC, a Texas limited liability company, is offering (the “Offering”) up to $50,000,000 in aggregate principal amount of its 8% Debentures (the “Debentures”). The Debentures provide for the payment of interest on a quarterly basis, in arrears, at a rate of 8% per annum to the Debenture holders (the “Holders”), payable from our operating income or reserves. The maturity date for the Debentures is December 31, 2022 (the “Maturity Date”). Our principal office is:

Hall Structured Finance II, LLC

2323 Ross Avenue, Suite 200

Dallas Texas 75201

Telephone (214) 269-9500

Hall Structured Finance II, LLC is externally managed by HSF Holdings Management, LLC (the “Manager”). The minimum investment in Debentures is $20,000. Investments must be made in $5,000 increments. The Debentures are being offered until the earliest of (1) the date on which $50,000,000 in aggregate principal amount of the Debentures (the “Maximum Offering Amount”) has been purchased, (2) December 31, 2018, which date may be extended in our sole discretion, or (3) the date on which we terminate the Offering, in our sole discretion (the “Offering Termination Date”).

Hall Structured Finance II, LLC is a private real estate lender that, along with our predecessors in interest, have a 20-year track record (“HSF’s Track Record”) of successfully providing value-add senior secured and junior secured acquisition, bridge, and construction financing for real estate projects located throughout the United States. We will use the Offering Proceeds to provide additional funds for acquisition, bridge, and construction financing (the “Financings”) on a value-add basis to borrowers (the “Borrowers”) secured by and for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States (the “Projects”).

Investing in the Debentures is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 5 to read about the more significant risks you should consider before buying our Debentures.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in the Debentures.

	Per Debenture	Total Maximum

Public Offering Price(1)	$5,000.00	$50,000,000.00
Selling Commissions(2)	$300.00	$3,000,000.00
Total Proceeds to Us (Before Expenses)(3)	$4,700.00	$47,000,000.00

(1)	The price per Debenture was arbitrarily determined by the Company.

(2)	We expect to offer our Debentures on a best efforts basis primarily by the Company’s and Manager’s officers on an on-going and continuous basis. We will also use broker-dealers (the “Selling Group Members” and, collectively, the “Selling Group”) who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) to sell our Debentures. Should sales be made by Selling Group Members, they will receive selling commissions (the “Selling Commissions”) in an amount up to 5% of the purchase price of the Debentures sold by Selling Group Members (the “Broker Sales”); provided, however, that this amount will be reduced to the extent the Company negotiates a lower commission rate with a Selling Group Member and the commission rate will be the lower agreed upon rate. The Selling Group will also receive a non-accountable marketing and due diligence allowance equal to 1% of the Broker Sales. The total aggregate amount of commissions, allowances, expense reimbursements and placement fees (the “Selling Commissions and Expenses”) for sales of Debentures made by the Selling Group will not exceed 6% of the Broker Sales. The Company will be responsible for paying all Selling Commissions and Expenses.

(3)	The amounts shown are proceeds after deducting Selling Commissions and Expenses, but before deducting other expenses incurred in connection with this Offering (the “Offering Expenses”), including legal, accounting, printing, marketing and other costs and expenses directly related to this Offering. We anticipate that the Offering Expenses will be approximately $1,000,000 (approximately 2.0% of the Maximum Offering Amount).

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Offering Circular disclosure format.

The date of this Offering Circular is January 12, 2018

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

 Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information. This Offering Circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this Offering Circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This Offering Circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Our Company and those selling Debentures on our behalf in this Offering will be permitted to make a determination that the purchasers of Debentures in this offering are “qualified purchasers” in reliance on the information and representations provided by the Holder regarding the Holder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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OFFERING CIRCULAR SUMMARY

This summary highlights selected information relating to this offering (the "Offering''). It is not complete, and is qualified in its entirety by the more detailed information elsewhere in this Offering Circular. To understand this Offering fully, you should read the entire Offering Circular carefully, including the “Risk Factors” section, before making a decision to invest in the Debentures. References to “we”, “us,” “our,” “HSF” or “the Company” refers to Hall Structured Finance II, LLC, a Texas limited liability company, and its subsidiaries, except where it is clear from the context that the term is Hall Structured Finance II, LLC.

The Company:	HSF is a private real estate lender that, along with our predecessors in interest, have a 20-year track record (“HSF’s Track Record”) of successfully providing value-add senior secured and junior secured acquisition, bridge, and construction financing for real estate projects located throughout the United States.

The Offering:	HSF is offering our unsecured 8% Debentures in the aggregate principal amount of up to $50,000,000.

Use of Proceeds:	This Offering is being made for the purpose of providing us with working capital to be used to, among other things: (1) provide additional funds for acquisition, bridge, and construction financing similar to those loans made by us prior to this Offering (collectively, the “Financings”) on a value-add basis to unaffiliated borrowers (the “Borrowers”) for hotel, office, multifamily, condominium and mixed use, and various other real estate projects located throughout the United States (the “Projects”), (2) make advances of funds to protect our investments in the existing Financings if a borrower defaults on mortgage payments to cover various costs and expenses resulting from such default, including legal fees, in enforcing and pursuing our rights and remedies under the loan documents and to provide protective advances to complete the construction of the property in the unlikely event that HSF forecloses on the Project, (3) pay down amounts due under Bank Loans (as defined below), and (4) pay costs associated with the management and making of the Financings and this Offering. See “Estimated Use of Proceeds.”

Debentures:	The Debentures will be issuable in increments of $5,000 or any multiple thereof with a minimum purchase of $20,000. Holders will receive quarterly interest payments. See “Description of the Debentures.”

Unsecured Recourse Obligations of HSF:	The Debentures will be general recourse obligations of HSF, but will not be guaranteed by any person or entity. None of HSF’s assets will secure the Debentures, and Holders will not have a security or other interest in any of the Financings or the Projects.

Priority:	The Debentures will be unsecured debt obligations and are effectively subordinated to all of our secured indebtedness, including the Bank Loans, to the extent of the value of the collateral securing such indebtedness. The Debentures will rank pari passu in right of payment with any existing and future indebtedness that is not by its terms senior to or subordinated to the Debentures. We may in the future issue senior secured or unsecured debt.

Maturity Date:	The maturity date for the Debentures is December 31, 2022 (the “Maturity Date”).

Interest:	The Debentures will bear interest on the unpaid principal at a rate of 8% per annum (calculated on the basis of 30-day months and a 360-day year). Interest will be paid quarterly, in arrears, on or about January 15, April 15, July 15 and October 15 of each year. Interest will accrue from the date of issuance of each Debenture, which will be the date we have received and accepted the investor’s subscription agreement (the “Subscription Agreement”), all payments on account of such subscription (the “Subscription Payments”) and any other subscription documents requested by us. Interest will be paid from our operating income or reserves. See “Description of the Debentures – Interest.”

Optional Redemption:	HSF may redeem the Debentures, in whole or in part, at any time or from time to time, prior to the Maturity Date after giving at least 30 days’ written notice to the Holders. The redemption price will equal 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon (if any). If less than all the Debentures are to be redeemed, the Debentures will be redeemed on a pro rata basis with respect to such Debentures identified by us, in our sole discretion, to be redeemed.

Redemption at the Option of Holders:

Each month, beginning January 1, 2019 and continuing through the Maturity Date, the Holders will have the right to cause HSF to redeem all, but not less than all, of the Holders’ Debentures.  To effect a redemption, a Holder (the “Redeeming Holder”) must submit a written request to the Company for the redemption of its Debentures not later than the 15th day of the month in which the Redeeming Holder gives notice of its desire to have its Debentures redeemed.  Within five business days following the end of each month, the Company will notify each Redeeming Holder as to whether such Holder’s request for redemption has been accepted.  The Company will redeem up to 5% of the aggregate principal amount of the Debentures each year (the “Maximum Amount”), but may, in its sole and absolute discretion, redeem Debentures in excess of such amount.  If, at the end of any month, the aggregate amount of Debentures for which redemptions have been requested exceeds the Maximum Amount for the applicable calendar year, the Company will accept redemptions in the order the redemption requests were received up to the Maximum Amount (pursuant to the notice requirements of the Debenture Purchase Agreement); provided, however, that redemption requests resulting from the death of a Holder will be given priority regardless of the date received.  Interest will cease to accrue on the Debentures on the last day of the month following the month in which an accepted redemption request was received (the “Redemption Payment Date”).  The redemption price for each redeemed Debenture will be 96% of the principal amount of such Debenture, plus accrued and unpaid interest up to and including the Redemption Payment Date.  The redemption price will be paid to the Redeeming Holder on or about the Redemption Payment Date.   Any Debentures not accepted for redemption will continue to be outstanding and accrue interest pursuant to their terms.

We may at our sole and absolute discretion notify all other Holders that redemption requests have been received to determine whether any such other Holders are interested in acquiring the Debenture requested to be redeemed. We will provide the Redeeming Holder with the contact information for any Holders that notify us of their desire to purchase the Debentures to be redeemed, on a first come, first served basis. Any agreement to purchase must be reached between the Holders, and we will not otherwise assist in effecting the transaction. Changes in ownership of any Debenture must be promptly reported to us at 2323 Ross Avenue, Dallas, Texas 75201.

Operations of HSF:

HSF’s Track Record includes the origination, through its subsidiaries of $695,657,000 of Financings involving 55 separate loan transactions. Through September 30, 2017, Financings representing approximately $367,326,000 in aggregate have been fully paid off and otherwise retired.

As of September 30, 2017:

•     HSF had $328,331,000 in outstanding loan commitments (includes both amounts funded and amounts committed to and unfunded), involving 15 separate loan transactions (the “Outstanding Loans”).

•     HSF had consolidated members’ equity and net worth in the approximate amount of $105,951,991.

•     The outstanding amount due and payable as of the date noted on the Outstanding Loans was approximately $102,104,890.

We believe the current amounts outstanding under all of the Outstanding Loans are supported by the value of the collateral properties and that, in the aggregate, we will be able to recover 100% of the amounts due under the Outstanding Loans.

Management of the Company:	HSF is managed by HSF Holdings Management, LLC, a Texas limited liability company, which manages and controls our operations. See “Management of the Company.”

Risk Factors:	This Offering involves various risks. See “Risk Factors.”

Investor Suitability Requirements:	This Offering is strictly limited to investors who meet the investor suitability requirements set forth in this Offering Circular under “Plan of Distribution – Who May Invest.”

Bank Loans:	HSF has obtained, and anticipates obtaining in the future, loans (which are guaranteed either by the Company, subsidiaries of the Company, and/or other affiliated entities or individuals) from banks relating to Financings, which are generally secured by collateral assignment of the first lien mortgage loan for the applicable Project to the lender (“Bank Loans”). We expect that our strong financial condition and banking relationships will allow us to acquire the Bank Loans at significantly lower interest rates than are being paid to us by our Borrowers. This enhances the return on our net amount of our Financings. We will typically seek to utilize Bank Loans having maturity dates that match the maturity dates of the Financings securing such Bank Loans, though no guarantee can be made that the terms of the Bank Loans will match the terms of the Financings securing such Bank Loans. In addition, we may obtain short term or long term debt other than Bank Loans and, in general, management will consider a variety of sources of financing in accordance with what it believes to be our best interests in the relevant circumstances. While the use of leverage can enhance returns, it will also increase the risk of loss. See “Risk Factors.”

Minimum Investment:	The minimum investment in Debentures is $20,000. Investments must be made in $5,000 increments.

Offering Termination Date:	The Debentures are being offered until the earlier of (i) the date on which $50,000,000 in aggregate principal amount of the Debentures (the “Maximum Offering Amount”) has been purchased, (ii) December 31, 2018, which date may be extended up to one year at our sole discretion, or (iii) the date on which we terminate the Offering, in our sole discretion (the “Offering Termination Date”).

Reports:	Beginning with the quarter ended June 30, 2018, in addition to the information provided in this Offering Circular, we will provide the Holders with a report regarding the status of the Projects and the Financings, as well as an unaudited balance sheet and profit and loss statement of HSF within 60 days following the end of each June. In addition, within 30 business days from the date of receipt by us, the Holders will be provided copies of our annual audited financial statements as of 12/31 of each year. The reports will be sent to investors electronically and be available on the Company’s website in a password protected area for Debenture information. The Company does not intend to send paper copies out of its reports unless requested in writing by a Holder.

RISK FACTORS

The purchase of Debentures is speculative and involves substantial risk. It is impossible to predict accurately the results to an investor of an investment in HSF because of the general uncertainties in the real estate and financing markets.

This Offering Circular contains forward-looking statements that involve risks and uncertainties. These statements are only predictions and are not guarantees. Actual events and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “should,” “expect,” “could,” “intend,” “anticipate,” “plan,” “estimate,” “believe,” “potential,” or the negative of such terms or other comparable terminology. The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors discussed below. Any assumptions underlying forward-looking statements could be inaccurate. Purchasers of Debentures are cautioned not to place undue reliance on any forward-looking statements contained herein.

You should consider carefully the following risks, and should consult with your own legal, tax, and financial advisors with respect thereto. You are urged to read this entire Offering Circular and any Offering Circular supplements before investing in HSF.

Risks Relating to the Financings

Higher Risk Financings

HSF makes higher risk loans than are typically made by conventional lenders, such as banks and insurance companies, and there can be no assurance that we will be profitable. The Financings typically provide for higher interest rates and debt service burdens, higher fees paid by the Borrowers, higher loan-to-value ratios, lower debt service coverage ratios, out of favor property types and complex structures or lending arrangements that may not be the standard in the lending industry. The Financings may have been or in the future may be made under circumstances where other lenders would not lend money due to the risk of default of the Borrower, the speculative nature of the Project, underwriting restrictions or otherwise. We anticipate that we will make new Financings to Borrowers who may not be able to obtain their desired financing from other lenders. The Borrowers may not be able to pay us all amounts due under the terms of the Financings and we may not be able to recover our investment in any Financing where we have taken back a property securing such Financing either through foreclosure, deed in lieu of foreclosure or through other means. Any or all of the above circumstances could result in an adverse effect on our business operations and its inability to pay all interest and principal on the Debentures.

Consequences of Financing Default and Foreclosure; Restructuring and Limitation of Remedies

The Financings are subject to the risk of default and bankruptcy by the Borrowers. Circumstances may arise where we determine it is in our best interests to consent to modifying the terms of a Financing to be less beneficial to us than the existing terms of the Financing, such as agreeing to lower the interest rate, extend the maturity date, and/or lower the principal balance. In addition, if any Bank Loan is secured by the Financing, the lender of such Bank Loan may not be willing to consent to the modification of the Financing or modify the terms of the Bank Loan to accommodate the modification of the Financing. In addition, a default on a Financing may cause a default under one or more of the Bank Loans, and as a result the lender(s) of the Bank Loans could declare all amounts under such Bank Loans immediately due and payable, foreclose on our interest in the Financing, or insist that we enter into renegotiations of the Bank Loans that are unfavorable to us, such as requiring principal pay-downs or increasing the interest rate charged to the Company. A Borrower who goes into default on a Financing or is otherwise unable to satisfy its obligations under a Financing may file for bankruptcy, despite our efforts to minimize such risks through our selection, underwriting and structuring process for making Financings and sometimes requiring that the Borrowers be bankruptcy remote special purpose entities. In the event of a Borrower’s default or bankruptcy, our ability to get the Financing repaid, foreclose on the Project, or become the owner of the Borrower could be delayed for a significant period of time, which could negatively affect our ability to pay interest and principal on the Debentures. During a bankruptcy by a Borrower under a Financing, we may not receive payments on its Financings. Defaults under the Financings and bankruptcies by the Borrowers may reduce or eliminate the amount of cash available to us and, thus, negatively affect our ability to pay interest and principal on the Debentures. In addition, certain of the existing Financings are nonrecourse to the Borrowers and some or all of the new Financings may also be nonrecourse. Therefore, we will be relying on the value of the Projects and our ability to sell the Projects, not on recourse liability potential against the Borrowers, to recover the principal amount of and accrued interest on a defaulted Financing. Furthermore, the value of a Project and the ability to sell a Project may be affected adversely by market and other conditions outside our control. There can be no assurance that we will not incur losses on the resale of Projects acquired by foreclosure or deed in lieu of foreclosure.

Outstanding Loans Concentrated in Hotels

A substantial majority of the amounts outstanding under the Outstanding Loans are comprised of loans secured by hotel properties. If the hotels that secure the Outstanding Loans experience adverse operational issues or otherwise have a decrease in revenue, the Outstanding Loans may not be able to be repaid by the Borrowers, and we would pursue our available remedies, one of which may be to take ownership of the underperforming hotels. This could have a significant negative impact on our business operations and our ability to pay all interest and principal on the Debentures. See “Risk Factors – Hotel Industry Risks.”

Unspecified Financings

HSF intends to make Financings which have not yet been identified, which means potential investors in the Debentures will not have the opportunity to evaluate for themselves the relevant economic, financial and other information regarding any new Financings which may be made by us. We have sole authority and discretion in choosing which Financings to make. Consequently, investors in Debentures must rely exclusively on our ability with respect to the selection of the Financings. No assurance can be given that we will be successful in making profitable Financings or that we will achieve our objectives.

Changes in Our Investment Policies

HSF may amend or revise our investment policies or business strategy without the consent of the Holders.  In addition, we may also change our strategies with respect to the Outstanding Loans or the existing Projects.  Any such change could have a material impact on our operations and could alter the nature of an investment in the Debentures.  Our broad discretion in setting policies and the Holders’ inability to exercise control over those policies increases the uncertainty and risks Holders may face.

Uncertainty as to Extent of Diversification Among Borrowers and Projects

HSF has no obligation to ensure diversification among the Borrowers or Projects. The Outstanding Loans exhibit greater concentration as to property type, the Borrowers, project size and geographical locations, including secondary and tertiary markets, than would be generally found among conventional lenders, including banks and insurance companies. In particular, with respect to Project type, as of September 30, 2017, most of the Outstanding Loans are secured by hotel properties. It is possible that we will make only a limited number of new Financings to a limited number of Borrowers for Projects that are concentrated in only a few geographic locations within the United States, thereby limiting the diversification of the Financings and placing a substantial portion of the funds invested in the same geographical location with the same property and Borrower-related risks. In such a case, the decline in a particular real estate market could substantially and adversely impact one or more Projects, which could negatively impact the Borrowers’ businesses and their ability to repay all amounts owed to the Company under the terms of the Financings. This could negatively affect our ability to pay interest and principal on the Debentures. A more diversified portfolio of Financings might not be impacted to the same extent. See “Risk Factors – Risks Relating to the Financings – Outstanding Loans Concentrated in Hotels” and “Risk Factors – Hotel Industry Risks.”

Variable Interest Rates

The Outstanding Loans have variable interest rates which are tied to a spread over 30-day LIBOR, and it is anticipated that all or a significant portion of the new Financings will also have variable interest rates. As a result, the interest payments to us on such Financings may vary over time, and may result in our being entitled to receive more or less aggregate interest payments (though not less than the amount provided under the interest rate floor amounts) than anticipated.

Financing Parameters Relating to Maximum Loan-to-Value or Loan-to-Cost Ratio Imposed by HSF

HSF has established general financing parameters in setting loan amounts as to individual projects on new Financings including maximum loan-to-value ratios and/or loan-to-cost ratios. We may change these parameters and limitations at any time in our sole discretion. There can be no assurance that our financing parameters will be sufficient to protect us from the risks associated with making the Financings.

Total Cost of the Financings; Interest, Origination Fees, and Other Fees

The Financings may obligate the Borrowers to pay Financing origination and other fees and interest rates within the parameters specified in the Financing documents. It may not be possible for us to find Borrowers who will borrow at such fees or interest rates. As such, we have the right to vary such interest rates in our sole discretion or to vary or not charge Financing fees. No assurance can be given that we will be able to secure Borrowers or that any Borrowers secured will be able to pay interest and principal on the Financings when due.

Availability of Mortgage Funds

Repayment of the Financings will likely depend on the Borrowers’ ability to sell or refinance the Projects securing the Financings. The availability of commercial mortgage financing to borrowers has been constrained in recent years, and many lenders have substantially reduced their commercial mortgage lending. This lack of mortgage capital has led to an increase in the credit spread charged by lenders which, depending on the underlying loan index, could lead to increased interest rates to borrowers. In addition, lenders have reduced the extent of leverage available to borrowers and are tightening underwriting standards. These changes in underwriting standards, reductions in available leverage, increases in interest rates and overall tightening of the supply of mortgage funds may prevent a sale or refinancing of one or more Projects and cause the Borrowers to fail to repay the Financings. This could negatively affect our ability to pay all interest and principal on the Debentures.

Competition with Other Lenders

Other entities, including banks, savings and loan associations, insurance companies, real estate investment trusts, pension funds, mortgage bankers, limited partnerships, corporations and other private lenders are engaged in making loans and otherwise having investment objectives similar in whole or in part to ours, will be competing with us for financing opportunities. An increase in the amount of funds available for loans, whether through new competitors entering the market or a reduction in the regulatory restrictions on existing lending institutions, which typically have a lower cost of capital than us, would increase competition and thereby could reduce the yield to lenders. Accordingly, although we believe that we will be lending in a niche market in which there currently is limited competition, there can be no assurance that we will be successful in making our intended Financings.

Risks Related to Title Insurance

To the extent a Borrower default occurs, among other potential risks is the possibility of mechanics liens or other claims being made on the title to the property. Even if the claim is insured, insurance companies may refuse to honor claims which could require us to litigate to enforce policies. Litigation is always uncertain and losses from title claims could occur.

Risks Relating to Our Operations and the Debenture Terms

No Guarantee or Security

The Debentures will be general recourse obligations of the Company. No assets of the Company will specifically secure the Debentures, and Holders will not have a security or other interest in any of the Financings or the Projects. The Debentures will not be guaranteed by any person or entity.

Subordinated Obligations

HSF had $71,065,263 of indebtedness outstanding as of September 30, 2017. The Debentures will be subordinate to the Company’s existing indebtedness as well as our future indebtedness that is not by its terms subordinate to or pari passu with the Debentures. There is no limitation on the amount of indebtedness that we may incur which is senior in right of payment to the Debentures. The Bank Loans are, and future senior indebtedness will likely be, guaranteed either directly by us, indirectly by our subsidiaries, and/or other affiliated entities. The Debentures will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured Bank Loans to the extent of the value of the collateral securing such Bank Loans. If the Company or a subsidiary is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured Bank Loans will be entitled to be paid in full from assets securing such Bank Loan before any payment may be made with respect to the Debentures. Holders of the Debentures will participate ratably in our remaining assets with all holders of unsecured indebtedness that does not rank junior to the Debentures, including all of our other general creditors, based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, there may not be sufficient assets to pay amounts due on the Debentures. As a result, Holders of the Debentures would likely receive less, ratably, than holders of secured Bank Loans.

In addition, because our current and future subsidiaries are not guaranteeing the Debentures, the creditors, if any, of such subsidiaries will have claims with respect to the assets of such subsidiaries that rank structurally senior to the Debentures. In the event of any distribution or payment of assets of such subsidiaries in any dissolution, winding up, liquidation, reorganization or other bankruptcy proceeding, the claims of those creditors must be satisfied prior to making any such distributions or payments to us in respect of its direct or indirect equity interests in such subsidiaries.

Our Operations Depend Significantly on the Success of the Outstanding Portfolio

Even if the Maximum Offering Amount is raised and all Offering Proceeds are used to make new Financings, our financial success will depend heavily on the results of the Financings. Our ability to pay interest and principal on the Debentures, therefore, will depend upon the extent to which we are paid amounts due under the Financings.

No Sinking Fund

The Holders of the Debentures have the right, subject to certain limitations as set forth in the Debenture Purchase Agreement, to request that their Debentures be liquidated prior to the Maturity Date thereof. We will not establish a sinking fund for the liquidation of the Debentures. There can be no assurance that we will have sufficient funds to repurchase a Holder’s Debentures in the event such Holder requests liquidation. See “Description of the Debentures – Redemption at the Option of Holders.”

No Minimum Offering Amount or Escrow; Diversification Risk

There is no minimum offering amount and no escrow provision for the Offering Proceeds. Accordingly, the Offering Proceeds will be immediately available to the Company upon acceptance of each investor’s subscription. If a limited amount of funds is raised through the Offering, then we may not have sufficient funds to (i) fund new Financings, (ii) make advances of funds to protect our investments in the existing Financings if a borrower defaults on mortgage payments to cover various costs and expenses resulting from such default, including legal fees, in enforcing and pursuing our rights and remedies under the loan documents and to provide protective advances to complete the construction of the property in the unlikely event that HSF forecloses on the Project, (iii) pay down amounts due under Bank Loans, or (iv) pay costs associated with the management and making of the Financings and this Offering. In addition, if less than the Maximum Offering Amount is sold by the Offering Termination Date, we may only be able to make a limited number of new Financings and would be less diversified than would be the case if a larger aggregate principal amount of the Debentures were sold. As a result, there may be less diversification in our portfolio of Financings than would be the case if the Maximum Offering Amount was sold. A limited number of Financings may place a substantial portion of the Offering Proceeds in the same geographical location with the same Project related risks. In that case, the decline in a particular real estate market could substantially and adversely impact the operating results of the affected Projects and the Borrowers’ ability to repay all amounts owed to the Company under the terms of the applicable Financings. A more diversified investment portfolio would not be impacted to the same extent upon such an occurrence.

Use of Proceeds to Pay Offering Expenses

A portion of the Offering Proceeds will be used to pay Offering Expenses and the Selling Commissions and Expenses. Thus, the gross amount of the Offering Proceeds will not be available for the purposes set forth in this Memorandum. See “Estimated Use of Proceeds.”

Dividends and Distributions to Members

During the term of the Debentures, the Company may make distributions to its sole member, provided that no such distribution would cause the Company’s net equity to be less from $75 million. Any such amounts distributed to our member will reduce the amount available for repayment of the Debentures.

Loss of Uninsured Deposits

HSF has deposit bank accounts at more than one bank and may open additional accounts at other financial institutions, including credit unions and savings and loan associations. In most cases, the Federal Deposit Insurance Corporation (the “FDIC”) and the National Credit Union Share Insurance Fund (the “NCUSIF”) only insure deposits up to $250,000 per depositor per insured institution. We currently have, and anticipate in the future we may have deposits at financial institutions in excess of the FDIC and NCUSIF limits and the failure of any such financial institution would result in the loss of our deposits in excess of the applicable FDIC and NCUSIF limits.

Reliance on Management; Loan Committee

All decisions regarding the business and operations of the Company will be made exclusively by the Manager. Accordingly, you should not purchase the Debentures unless you are willing to entrust all aspects of management to the Manager or its successor(s). We created a Loan Committee, which will determine which Financings we will make (the “Loan Committee”). The current members of the Loan Committee are Craig Hall, Richard Hyman, and Donald Braun, but the number and identity of the members may be changed by the Company at any time in its sole discretion. You must carefully evaluate the personal experience and business performance of the management of the Company, including the Loan Committee members. There can be no assurance that our management will be successful in selecting, managing and servicing the Financings. See “Management.”

Dependence on Key Personnel

Our success is substantially dependent on the management team and its ability to identify and consummate suitable Financings, to improve the operating performance of existing Financings and, if necessary, to dispose of investments at a profit. Should one or more of these individuals become incapacitated or in some other way cease to be part of the management team, our performance could be adversely affected. There can be no assurance that any of these individuals will continue to be affiliated with us throughout the term of the Debentures. The Holders will have no protection against any such key personnel ceasing to be part of the management team, and we are under no obligation to terminate our operations and liquidate the Debentures in the case of such departure.

Future Investments Unspecified

As of the date of this Offering Circular, no new Financings have been identified with certainty. The Holders will, therefore, be relying on the ability of our Manager to select the investments to be made using the Offering Proceeds.

Lack of Management Rights

The Holders will have no opportunity to control our day-to-day operations, which will be the responsibility of our Manager, including lending and disposition decisions. Consequently, the Holders will generally not be able to evaluate for themselves the merits of particular loans or dispositions prior to their completion.

Limitation of Liability; Indemnification of Management

Our Manager and its attorneys, agents and employees may not be liable to us for errors of judgment or other acts or omissions. In addition, we may indemnify the Manager against suits or proceedings based upon its position as our Manager. A successful claim for such indemnification could deplete our assets by the amount paid.

Reliance on Affiliates for Financial Guarantees

Historically, the Bank Loans have been guaranteed in whole or in part by affiliated entities, Hall Phoenix Inwood, Ltd. (“HPI”) and Search Financial Services, LP (“Search”), both of which are controlled by the majority shareholder of our sole member (the “Majority Shareholder”), and in certain instances by the Majority Shareholder. While not anticipated at this time, HPI, Search, and the Majority Shareholder may not be willing to continue to guarantee future Bank Loans or other debt of the Company. In such instance, there is no guarantee that lenders will be willing to provide Bank Loans without the guarantees of HPI, Search, and/or the Majority Shareholder, or the terms and conditions under which they would be willing to provide the Bank Loans. Therefore, obtaining the Bank Loans to increase our overall returns on its net investment in each Financings could become more difficult.

In addition, HPI, Search, and the Majority Shareholder have various requirements and covenants in connection with existing Bank Loans they have guaranteed that require them, among other things, to maintain certain financial covenants. Financial covenants as they apply to HPI, Search, and the Majority Shareholder vary by each individual Bank Loan and include the requirements to maintain (i) a minimum amount of net worth, (ii) a minimum amount of unencumbered cash and/or marketable securities, (iii) and debt and leverage ratios below certain percentages. If these obligations are not satisfied, HPI, Search, and/or the Majority Shareholder may breach the covenants in one or more of the Bank Loans thereby potentially causing a default under the applicable Bank Loan(s).

No Guaranteed Return

There is no assurance or guarantee that our cash flow, profits and capital will be sufficient to repay our liabilities owed under the Bank Loans or to pay all interest and principal on the Debentures.

Risks Related to Compliance and Regulation

Reduced disclosure requirements under Regulation A may make our Debentures less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled down disclosure and reporting requirements, which may make our Offering less attractive to investors as compared to a traditional initial public offering. An investment in our Debentures may be less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty with regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance to which we may be subject. If our scaled down disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our Debentures, we may be unable to raise the necessary funds necessary to develop a diversified portfolio of Financing, which could severely affect our ability to repay the Debentures.

Our reliance on Regulation A for this Offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company’s income may be reduced if it is required to register as an investment company under the Investment Company Act; if we or our subsidiaries become unregistered investment companies, we could not continue our business.

Neither we nor any of our subsidiaries intends to register as investment companies under the Investment Company Act of 1940, as amended (Investment Company Act). If we or any of our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, we will not be deemed to be an "investment company" if:

•	we are not engaged primarily, nor do we hold ourselves out as being engaged primarily, nor propose to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and

•	we are not engaged and do not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and do not own or propose to acquire "investment securities" having a value exceeding 40% of the value of our total assets on an unconsolidated basis, which criteria we refer to as the "40% test". "Investment securities" excludes U.S. government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our subsidiaries satisfy both tests above. With respect to the 40% test, the entities through which we make our loans are wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

We believe our wholly owned subsidiaries may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. The SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets.

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, SEC staff interpretations with respect to various types of assets are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Hotel Industry Risks

A substantial majority of the amounts outstanding under the Outstanding Loans are comprised of loans secured by hotel properties. While many of the following risk factors apply to commercial real estate projects across a broad spectrum of use and type, the risk factors below enumerate and expand on the significant risks associated with the ownership and operation of hotel properties.

Operating Risks

The Outstanding Loans are currently concentrated in hotels, which are subject to operating risks common to the hotel industry. These risks include, among other things: (i) competition for guests from other hotels as well as other competitors for the traveler’s accommodations including Airbnb and VRBO, a number of which may have greater marketing and financial resources and experience than the operator(s) of the hotels underlying the Outstanding Loans; (ii) increases in operating costs due to inflation and other factors, which increases may not have been offset in past years, and may not be offset in future years, by increased room rates; (iii) dependence on business travel and tourism, which are industries that may fluctuate and be seasonal; (iv) increases in energy costs and other expenses of travel, which may deter travelers; (v) adverse effects of general and local economic conditions; and (vi) the construction of more hotel rooms in a particular area than needed to meet demand. These factors could adversely affect the ability of the Borrowers to generate revenues from the hotels. In addition, in connection with the acquisition or foreclosure of hotels, it may not be possible to transfer certain operating licenses, such as food and beverage licenses, or to obtain new licenses in a timely manner in the event such licenses cannot be transferred, either by Borrowers, the Company or otherwise. The failure to have alcoholic beverages licenses or other operating licenses could adversely affect the ability of the hotels to generate revenue. To the extent we provide loans secured by other real estate types such as condominiums, multifamily projects, commercial office properties, student housing projects many of these same operating risks apply including (i) competition for tenants, buyers, and renters, from other real estate owners and developers a number of which may have greater marketing and financial resources and experience than the operator(s) of the properties underlying the Outstanding Loans; (ii) increases in operating costs due to inflation and other factors, which increases may not have been offset in past years, and may not be offset in future years, by increased rent, or purchase prices; (iii) dependence on business general business conditions both locally as to the location of the project and on a macro basis affecting the country as a whole that may fluctuate; (iv) increases in energy costs and other expenses of travel, which may deter travelers; (v) adverse effects of general and local economic conditions; and (vi) the construction of more properties of the same or similar type as the property securing a loan than needed to meet demand.

Risks Relating to Franchise Rights

In the event any of the hotels underlying the Outstanding Loans lose any licenses, franchises or permits related to their operations, such hotels may not be able to continue operations or may only be able to operate in a limited capacity or as an independent hotel. There can be no assurance that the hotels will operate under a nationally or regionally recognized franchise or any franchise. In addition, the failure to comply with franchisor requirements and restrictions or a default under any franchise agreement may cause the affected hotels to experience significant operating deficiencies and monetary losses. Further, franchise agreements sometimes require the franchisor’s approval for any sale or transfer of the hotel and, in such cases if such required approval is not obtained, it may be difficult or impossible for the hotels underlying the Financings to be sold or transferred without breaching one or more franchise agreements.

General Risk of Investments in Hotel Real Estate

The hotel Projects will be subject to a number of risks, including:

•	Natural disasters such as hurricanes, earthquakes and floods;

•	Acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) hotel rooms in the areas where particular properties are located and the attractiveness of particular properties to prospective guests;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each Project is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of income that can be generated net of expenses required to be incurred with respect to the Project. Many expenditures associated with the Projects (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Projects.

Operating Costs and Capital Expenditures

Property operations involve operating expenses that are subject to fluctuations due to a variety of factors, including wage and benefit costs, repair and maintenance expenses, gas and electricity costs, insurance costs and other miscellaneous expenses. A significant fluctuation in any one of these expenses could adversely affect the financial performance of hotels and other property types and, thus, the ability of Borrowers to make required payments on the Financings. Additionally, hotels and other property types generally have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement or refurbishment of furniture, fixtures and equipment. Renovation of hotels and other property types involves certain risks, including the possibility of environmental problems, construction costs overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from competing properties. If capital expenditures exceed expectations, the additional cost could have an adverse effect on the respective Borrower’s business, which could impact their ability to pay us all amounts due under the Financings.

Seasonality

The hotel industry is seasonal in nature. Some seasons may be more profitable for certain hotels than for others. Seasonal variations can be expected to cause fluctuations in the revenue generated by the hotels.

Federal, State and Local Regulation

The hotel industry and other property types are subject to various federal, state and local regulations, including building and zoning requirements, all of which can increase the cost of operating hotel facilities. In addition, the property operators are subject to laws governing their relationship with employees, including minimum wage and overtime payment requirements and rules pertaining to working conditions. Increases in benefit costs or other costs associated with employees will increase operating costs and, in turn, could adversely affect the operating results of the hotels and the ability of Borrowers to make required payments on the Financings.

Noncompliance with Tied-House Restrictions

Our affiliates are engaged in the wine industry. State and federal laws, known as “tied-house” laws, prohibit certain relations between manufacturers, wholesalers and retailers of alcoholic beverages, including wine. These laws generally prohibit manufacturers, wholesalers and retailers from having any overlapping ownership or other prohibited relationship between those engaged in different levels of the alcoholic beverage industry.  There is some uncertainty as to the application of the law. However, should we foreclose on a hotel property, compliance with applicable “tied-house” laws could increase operating costs and create operational uncertainty.

Volatility of Real Estate Industry

The real estate industry is a volatile industry and hotels in particular are subject to greater risk than that typically associated with an investment in other types of real estate. The Outstanding Loans secured by hotels are subject to these heightened risks.

Real Estate and Financing Risks

Use of Borrowed Money to Fund Financings; Recourse Financing

HSF anticipates making Financings using the proceeds from Bank Loans. Each Bank Loan is anticipated to be paid off at the end of the term of the applicable Financing. We have historically obtained Bank Loans either directly or indirectly through a subsidiary at approximately 75% of the gross amount of Financings secured by first mortgage liens, with payment of such Bank Loans guaranteed directly by us, our subsidiaries, and/or other affiliated entities. We anticipate that we will obtain new Bank Loans at approximately 75% of the commitment amount of any new Financings secured by first mortgage liens. We have typically obtained Bank Loans on a loan by loan basis. Bank Loans are generally secured through the collateral assignment of our first lien mortgage loans and any second lien mortgage loans as may be applicable to the respective lenders of such Bank Loans. There can be no assurance that we will be able to obtain new Bank Loans. A default on any of the Financings securing the Bank Loans may cause a default under the terms of such Bank Loans, which, if not cured, could also cause defaults on other Bank Loans secured by other Financings. Further, there can be no assurance that the maturity dates of the Bank Loans will match the maturity dates of the Financings securing such Bank Loans. Bank Loans could come due prior to the Financing securing such Bank Loans. Failure to pay the Bank Loans in full upon maturity could result in a default under the Bank Loans. Any adverse events arising out of the various default and cross default provisions under the Bank Loans and the discrepancy between the maturities of the Bank Loans and related Financings could negatively impact our ability to pay interest and principal on the Debentures.

Financial Covenants

HSF has various requirements and covenants in connection with existing Bank Loans that require us to, among other things, maintain certain financial covenants. Financial covenants vary by each individual Bank Loan and may include requiring us to maintain (i) a minimum amount of net worth, (ii) a minimum amount of unencumbered cash and marketable securities, (iii) debt service coverage ratios which are specific to underlying properties securing our Loans, and (iv) debt and leverage ratios below stated levels. If these covenants and obligations are not satisfied, we may breach the covenants in one or more of the Bank Loans.

Availability of Financing and Market Conditions

The Projects securing the Financings may require additional capital in order to avoid foreclosure, to refinance, or for other reasons, and the Borrowers may need to borrow such funds from sources other than us. Prevailing capital market conditions at the time financing is sought may make such financing difficult or costly to obtain. The current number of lenders and amount of money generally available to finance real estate has been limited. Based on historical interest rates, current interest rates are low and, as a result, interest rates available for future real estate loans and refinancings may be higher than the current interest rates for such loans, which may have a material and adverse impact on the Projects and the Borrowers. The failure to obtain such loans or to refinance on favorable terms could negatively impact the Borrowers’ businesses and their ability to repay all amounts owed to us under the terms of the Financings. This would negatively affect our ability to pay interest and principal on the Debentures.

General Risk of Investments in Real Estate

Our economic success will depend upon, among other things, the ability of the Borrowers to pay all amounts due on the Financings or our ability to recover an amount equal to the Financings in the event of defaults under the Financings, all of which will largely depend upon the results of operations of the Projects. The Projects will be subject to those risks typically associated with investments in real estate. Fluctuations in construction costs, occupancy rates, rent schedules and operating expenses, among other factors, can adversely affect operating results and render the sale or refinancing of a Project difficult or unattractive. No assurance can be given that any real estate investment, including the Projects, can be sold or refinanced at amounts that will provide for the repayment of the Financing. The failure of the Borrowers to sell or refinance the Projects or, in the event of a default under a Financing, the failure of the Company to recover amounts which provide for the repayment of the Financings could adversely affect our ability to pay interest and principal on the Debentures. Factors that could affect the value of such real estate investments and that are generally beyond our control and the Borrowers include the validity and enforceability of leases, vacancy rates, financial resources of tenants, rent levels and sales levels in the local areas of such investments; adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, supply and demand for property, competition, interest rates and real estate tax rates; governmental rules, regulations and fiscal policies, including the effects of inflation and enactment of unfavorable real estate, rent control, environmental or zoning laws, hazardous material laws, uninsured losses and other risks. The Projects are subject to additional risks, including the lack of environmental indemnity for the Project owner(s), changes in land use or other regulations affecting the Projects, the risk of uninsured losses, limited or no representations and warranties from the seller of a Project, competition, and acts of nature such as earthquakes, floods and tornados.

Uncertain Economic Conditions

The U.S. economy is experiencing a slow recovery after the significant downturn during 2008-2010, which was one of the worst credit and liquidity crisis since the 1930s. In addition, availability of credit was severely limited and remains limited today. It is possible that we will not be able to obtain financing when needed. Further, recent world events evolving out of increased terrorist activities and the political and military responses of the targeted countries have created an air of uncertainty concerning security and the stability of world and United States economies. Historically, successful terrorist attacks have resulted in decreased travel and tourism to the affected areas, increased security measures and disturbances in financial markets. It is impossible to determine the likelihood of any future terrorist attacks on United States targets, the nature of any United States response to such attacks or the social and economic results of such events. However, any negative change in the general economic conditions in the United States could adversely affect our business activities and profitability, which could result in our inability to pay all interest and principal on the Debentures. Specifically, the hotel and condominium sectors could be more adversely affected by a prolonged recession than other sectors. To the extent negative economic events adversely and directly affect Borrowers for such Projects, we may suffer losses. There can be no assurance that the Borrowers will be able to pay us all amounts due or that we will not lose money on our investments. There can also be no assurance that we will be profitable in the future and able to pay all principal and interest on the Debentures. There can also be no assurance that our underwriting standards were or will be sufficient to avoid the risks inherent in the economic downturn.

Construction Risks

It is anticipated that we will originate construction loans allowing Borrowers to use proceeds of the Financings to develop, redevelop, and construct office, hotel, and multifamily properties, as well as other types of property. Construction and development projects are subject to various risks and uncertainties, some of which will be outside of our control and the Borrowers, including conditions of supply and demand, weather conditions, natural disasters, delays in construction schedules, cost overruns, changes in government regulations, increases in real estate taxes, insurance costs, changes in interest rates, design flaws and the availability of materials and labor. There can be no assurance that the Borrowers will have sufficient funds to make-up any shortfalls, or that they will be able to borrow such funds. If applicable warranties do not cover all of the expenses associated with any construction defects that may arise, the Borrowers could be liable for the expenses associated with correcting the construction defect. In addition, constructed projects are sometimes subject to construction defect claims that only reveal themselves over time, and the Borrowers could be liable for the expenses associated with correcting such construction defects, which could adversely affect the Borrowers’ businesses and their ability to repay all amounts owed to us under the Financings.

Illiquidity of Our Assets

HSF holds numerous illiquid assets. The Outstanding Loan portfolio is composed of illiquid assets insofar as our ability to accelerate payments is limited to certain circumstances. In addition, we have a limited ability to vary our Outstanding Loan portfolio in response to changes in economic or other conditions. The market of potential purchasers of the Outstanding Loan portfolio is unknown and will likely change under different market circumstances.

Potential Lack of Historical Results and Audited Financial Statements for the Projects

The Projects will be funded in whole or in part by the Financings. If the Projects experience financial difficulties, then the Borrowers may not be able to pay us all amounts due under the terms of the Financings. Projects funded by the Financings may have limited historical operating results on which future operating results may be projected or no operating results in the case of construction financing. Furthermore, the Financings typically do not require the Borrower to provide audited financial statements or audited results of operations for the Projects and rather may only require the Borrower to provide unaudited financial information. Consequently, there may be uncertainty regarding the accuracy of the financial information being provided by the Borrower. In addition, certain Projects may not have any operating history to review.

Proceeds from Projects to Pay the Financings

We anticipate that the Borrowers will rely on the financial success of the Projects to repay the Financings, and this will impact our ability to recover sufficient amounts from Borrowers and Projects in the event of a default under a Financing. To the extent the Borrowers’ results of operations are negatively impacted by economic conditions or otherwise, the Borrowers may not have sufficient funds to repay all amounts owed to us under the terms of the Financings, which may negatively affect our ability to pay interest and principal on the Debentures.

Possible Delays in Sale; Refinancing of the Projects

If Projects funded under the Financings experience financial difficulties, then the Borrowers may not be able to pay us all amounts due under the terms of the Financings. We will not control the length of time that a Borrower holds a Project before initiating a disposition event, such as a sale. Borrowers may not be able to sell the Projects at the time they plan. If a Project is not sold as anticipated, the Borrower will likely seek to refinance the Financing and any other loan encumbering the Project. Fluctuations in the supply of money for such loans may affect the availability and cost of loans, and we are unable to predict the effects of such fluctuations on the ability of a Borrower to refinance a Project, either with us or through other lenders. Prevailing market conditions at the time the Borrowers seek to refinance may make such financing difficult or costly to obtain. Such conditions may also adversely affect the cash flow and profitability of the Borrowers, all of which could negatively impact the Borrowers’ businesses and their ability to repay all amounts owed to us under the terms of the Financings. This would negatively affect our ability to pay interest and principal on the Debentures.

Risks Relating to Potential Conflicts of Interest

Fees for Services

Our affiliates may have one or more contractual relationships to provide services to us and therefore will be entitled to receive certain fees in connection with such contractual relationship.

Obligations to Other Entities

Conflicts of interest will occur with respect to our obligations to the Holders, as opposed to the obligations of the Manager and its affiliates to the other business ventures in which our affiliates may participate. The Manager will, therefore, have conflicts of interest in allocating management time, services and functions among these existing companies and businesses, as well as any companies or business entities which may be organized in the future. However, the Manager believes that it has the capacity to discharge its responsibilities to the Holders notwithstanding its obligations to these other entities and its participation in other business ventures.

Company Counsel

Winston and Strawn LLP (“Winston Strawn”) has been appointed as our counsel in connection with the Offering. No independent counsel has been retained to represent the Holders. Prospective investors should seek their own legal, tax and financial advice before making an investment in the Debentures. In assisting in the preparation of this Offering Circular, Winston Strawn has relied on information provided by us and certain of our other service providers (including, without limitation, the principals’ biographical data, summaries of market conditions, our investment strategy and our performance, its investments or any predecessor in interest) without verification and does not express a view as to whether such information is accurate or complete.

Resolution of Conflicts of Interest

HSF has not developed, and does not expect to develop, any formal process for resolving conflicts of interest. While the foregoing conflicts could materially and adversely affect us and the Holders, the Company, in its sole judgment and discretion, will try to mitigate such potential adversity by the exercise of its business judgment in an attempt to fulfill its fiduciary obligations. There can be no assurance that such an attempt will prevent adverse consequences resulting from the numerous conflicts of interest.

Risks Relating to this Offering

Speculative Investment

Our business objectives must be considered as speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that you will realize the anticipated return on your purchase of the Debentures, if any, or that you will not lose your investment completely. For this reason, you should read this Offering Circular and all exhibits to this Offering Circular carefully and should consult with your attorney or business advisor.

Investment by Tax-Exempt Purchasers

In considering an investment in the Debentures by a trust of a pension or profit-sharing plan qualified under Code Section 401(a) and exempt from tax under Code Section 501(a), a fiduciary should consider (i) that such plan, although generally exempt from federal income taxation, would be subject to income taxation were its income from an investment in the Debentures and other unrelated business taxable income to exceed $1,000 in any taxable year, (ii) whether an investment in the Debentures is advisable given the definition of plan assets under ERISA and the status of Department of Labor regulations regarding the definition of plan assets, (iii) whether the investment is in accordance with plan documents and satisfies the diversification requirements of Section 404(a) of ERISA, (iv) whether the investment is prudent under Section 404(a) of ERISA, considering the nature of an investment in the Debentures, and the potential lack of liquidity of the Debentures, (v) whether the Company or any affiliate is a fiduciary or party in interest to the plan. See “Federal Income Tax Consequences.”

Issuer of Securities for Other Offerings; Leverage

HSF may make additional securities offerings in the future. If an investor in another offering seeks rescission or otherwise brings a claim against us as the issuer of such securities, our financial condition could be adversely affected, thereby affecting our ability to pay interest and principal on the Debentures. In addition, the issuance of additional debt securities by us could increase our debt-to-asset ratio. We may also obtain additional financing for new Financings, which could increase our debt-to-asset ratio. We may also obtain additional Bank Loans for new Financings, which could increase our debt-to-asset ratio. We have various financial covenants in connection with existing Bank Loans provided to us which provide for certain restrictions on our debt-to-asset ratio. Although none of the current covenants directly restrict us from making future debt or equity offerings or obtaining additional Bank Loans secured by new Financings, if the value of the Financings deteriorate, then our debt-to-asset ratio may exceed its permitted level causing us to be in default under the Bank Loans.

Lack of Firm Commitment Underwriting

HSF is offering the Debentures on a “best-efforts” basis directly through the Company and through the Selling Group. As a result, there can be no assurance that the Maximum Offering Amount will be sold, which may limit our ability to pursue all of our objectives for the use of the Offering Proceeds. As a result, we may not be able to achieve the results of operations that we may otherwise achieve with a greater amount of capital. This could adversely affect our ability to pay interest and principal on the Debentures.

Certain Tax Related Risks

Complexity of Taxation

The tax aspects of an investment in the Debentures are complicated and complex and each investor should have them reviewed by professional advisors familiar with such investor’s personal tax situation and with the tax laws and regulations applicable to the investor. In addition, we may take positions with respect to certain tax issues which depend on legal conclusions not yet resolved by the courts. Should any such positions be successfully challenged by the Internal Revenue Service (the “IRS”), or another applicable taxing authority, there could be a materially adverse effect on a Holder, and a Holder might be found to have a different tax liability for that year than that reported on its income tax returns.

Characterization as Equity Rather Than Debt

Although we intend to treat the Debentures as indebtedness for all purposes, state law characterization of an instrument as debt may differ from the characterization of the instrument for federal income tax purposes. If it were determined that the Debentures should be treated for federal income tax purposes as an equity investment in the Company instead of as an indebtedness, the changes in the tax consequences to Holders might be significant and adverse. If the Debentures were treated as equity for tax purposes, Holders would be taxed as members of the Company. The tax treatment of members of a limited liability company is substantially different than the tax treatment of lenders. If the Holders were treated as members, their income would not be treated as interest income on the Debentures.

Tax Changes

Significant legislative and budgetary proposals affecting tax laws are made by the legislative and executive branches of the U.S. federal government from time to time. The likelihood of enactment of any such proposals into law is uncertain. The enactment of any such proposals, including subsequent proposals, into law could have material adverse effects on the Company and/or the Holders.

Tax Advice

Because the tax aspects of the Offering are complex and certain of the tax consequences may differ depending on individual tax circumstances, you should consult with and rely on your own tax advisor concerning the Offering’s tax aspects and your individual situation. No representation or warranty of any kind is made with respect to the acceptance by the IRS of the treatment of any item by the Company or by an investor.

PROSPECTIVE INVESTORS ARE STRONGLY URGED TO READ CAREFULLY THE SECTION BELOW ENTITLED “FEDERAL INCOME TAX CONSEQUENCES” FOR A DISCUSSION OF CERTAIN OF THE TAX CONSIDERATIONS INHERENT IN THE ACQUISITION OF DEBENTURES AND TO CONSULT THEIR OWN TAX ADVISORS.

PLAN OF DISTRIBUTION

The Offering

HSF is offering up to $50,000,000 of our Debentures pursuant to this Offering Circular. Our Debentures will be offered primarily directly by the Company’s and the Manager’s officers on an ongoing and continuous basis. The officers who will be offering the Debentures are not deemed to be brokers under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended. In accordance with the provisions of Rule 3a4-1(a), officers who sell Debentures will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

HSF will also use broker-dealers (the “Selling Group Members” and, collectively, the “Selling Group”) who are members of FINRA to sell the Debentures. The Debentures are being offered on a “best efforts” basis, which means generally that the Selling Group Members are required to use only their best efforts to sell the Debentures and they have no firm commitment or obligation to purchase any of the Debentures. This Offering will continue through the earliest of (1) December 31, 2018, (2) the date upon which all $50,000,000 in Debentures have been sold or (3) the date on which we terminate this Offering. Following qualification of the offering statement of which this Offering Circular is a part, the Company will conduct closings of this offering at its discretion which are referred to as the Closing Dates. On the Closing Dates, offering proceeds for the closing will be disbursed to the Company and the Debentures will be issued to investors.

Once the SEC qualifies this Offering, we are permitted to generally solicit investors nationwide by use of various advertising mediums, such as print, radio, TV, and the Internet. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that Internet traffic will arrive at a section of our website where prospective investors, can find additional information regarding this Offering and may initiate a purchase of the Debentures in compliance with the Subscription Agreement.

Compensation Payable to Selling Group Members

Should sales be made by the Selling Group, Selling Group Members will receive selling commissions (the “Selling Commissions”) in an amount up to 5% of the purchase price of the Debentures sold by Selling Group Members (the “Broker Sales”); provided, however, that this amount will be reduced to the extent the Company negotiates a lower commission rate with a Selling Group Member and the commission rate will be the lower agreed upon rate. The Selling Group will also receive a non-accountable marketing and due diligence allowance equal to 1% of the Broker Sales. The total aggregate amount of commissions, allowances, expense reimbursements and placement fees (the “Selling Commissions and Expenses”) for sales of Debentures made by the Selling Group will not exceed 6% of the Broker Sales. The Company will be responsible for paying all Selling Commissions and Expenses.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Company’s website, as well as on the SEC’s website at www.sec.gov.

 In order to subscribe to purchase our Debentures, a prospective investor must complete, sign and deliver to us an executed subscription agreement like the one attached to this Offering Circular as Appendix A, and wire funds for its subscription amount in accordance with the instructions provided therein.

An investor will become a Holder, including for tax purposes, and the Debentures will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a Holder.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Who May Invest

Our Debentures are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our Debentures offered hereby are offered and sold only to “qualified purchasers” or at a time when our Debentures are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our Debentures does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Transferability of our Debentures

Our Debentures are generally freely transferable by Holders subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Debentures, these materials will not give a complete understanding of this Offering, us or our Debentures and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Debentures.

ESTIMATED USE OF PROCEEDS

The following table sets forth certain information about the estimated use of the proceeds of the Offering:

	Maximum Offering
	Amount	Percentage of Gross Proceeds
Gross Offering Proceeds	$50,000,000	100.00%
Organization and Offering Expenses	(1,000,000)	(2.0%)
Selling Commissions(1)	(2,500,000)	(5.0%)
Marketing and Due Diligence(2)	(500,000)	(1.0%)
Available for Operations	(46,000,000)	(92.0%)
Total Application	$50,000,000	100.00%

(1)	Selling Commissions in an amount up to 5% of the purchase price of Debentures sold by Selling Group Members (“Broker Sales”) will be paid to the Selling Group Members. This amount assumes all Debentures sold in this offering are sold by Selling Group Members. It is anticipated that this Offering will be primarily sold by officers of the Company and the Manager.

(2)	The Selling Group Members will receive a non-accountable marketing and due diligence allowance equal to 1% of Broker Sales which it may reallow, in whole or in part, to Selling Group Members. This amount assumes all Debentures sold in this offering are sold by Selling Group Members.

DESCRIPTION OF BUSINESS

General

HSF is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing on a value-add basis for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States. We focus on debt financing opportunities that are underserved by the institutional markets. Our current emphasis is on providing non-recourse, first lien construction financing. Our loan programs are designed to provide an alternative for real estate investors and developers who cannot meet their financing needs through traditional lending programs. We offer flexible underwriting standards, creative loan structures and fast execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects. The Company intends to continue to pursue financing opportunities where its financial strength and real estate and capital market expertise will add value and facilitate the completion of value-added transactions.

Historically, Financings have been outstanding approximately two to three years, although extensions of the maturity dates of Financings have been granted, in some cases up to a total of five years, subject to certain conditions. The typical Financing amounts currently range from $13,000,000 to $50,000,000, but we have the option to make larger loans. Financings are structured as first mortgage loans secured by a first mortgage on the related Project at amounts that are generally between 55% and 75% of the total costs to develop the applicable Project.  The Financings are non-recourse to the Borrower, with standard carve out guarantees and completion guarantees on construction loans. The Financings generally require interest only payments during the primary term and provide for 12 to 18-month yield protection payments from Project completion.

We believe that we have differentiated ourselves in the marketplace by using and drawing on our principals’ extensive real estate and finance expertise, which allows us to efficiently assess opportunities and underwrite a broad range of Financings, and to be more creative in structuring transactions that provide us the proper security and collateral while also addressing the needs of the Borrowers. Key areas of emphasis in our underwriting of Financing opportunities include:

•	Overall quality of the real estate project (post completion or renovation, as applicable);

•	Strong market fundamentals, with appropriate demand generators;

•	Asset potential and positioning within the market;

•	History and demonstrated experience of the principals of the Borrower;

•	Qualified team, including the developer, general contractor and architect;

•	Solid financial and value-enhancement plans for the Project; and

•	Amount of equity invested or being invested by the Borrower and its principals.

Both in our current form and through our predecessors, we have operated on strong operating principles and the long-standing business experience of our owners and executives. The Company is managed (through our Manager) by senior executives with an average of more than 30 years of direct industry experience, knowledge of all real estate asset classes across a broad range of geographic market areas and experience with both institutional and smaller entrepreneurial investors. Additionally, the Company is part of an affiliated group of entities known as HALL Group, the origin of which began 49 years ago by Craig Hall. HALL Group has expertise in real estate ownership, management, leasing, acquisition, disposition, and finance and has a broad range of other experience including vineyards and wineries, software development, commercial lending, and early stage venture capital. We can draw upon any of HALL Group’s expertise should we so require.

The HALL Group includes major operational areas including: HALL Park, the 17-building, 2,500,000 square foot, 162-acre office park in Frisco, Texas; HALL Arts, the three-phase, five-acre, mixed-use development in the Dallas Arts District; and HALL Art Collection, an immense collection of local and international art pieces located throughout HALL Group’s properties. Additionally, the affiliates, HALL Wines, located in St. Helena and Rutherford, produces highly-rated Bordeaux varietals, and WALT Wines, located in Napa Valley, produces hand-crafted Pinot Noir and Chardonnay varietals. HALL Wines employs high-density plantings and small vine viticulture combined with two cutting-edge, gravity-flow wineries to produce the highest quality wines, and now has three 100-point, perfect score vintages. Over the course of its 49-year history, HALL Group has collectively owned, managed and/or developed more than 100,000 apartments, five million square feet of commercial office space, numerous hotels, retail centers, residential land, software businesses and numerous venture capital companies.

We believe that we provide the following financial attributes:

•	Strong financial entity with net equity as of September 30, 2017 of $105,951,991, which is over twice the amount of the Maximum Offering Amount.

•	Under HSF’s Track Record all Bank Loans have been paid in full since the inception of the direct lending program 20 years ago.

•	HSF currently has more than $328 million in outstanding loan commitments on loans that have been closed and remain outstanding, all representing 1st mortgage loans.

•	HSF’s Track Record includes approximately $700 million in first mortgage, mezzanine loan, and preferred equity originations (over 90% represented by first mortgage loans). Of this amount, $367 million have gone full cycle.

•	As to the $367 million in loans that have gone "full cycle" (paid off or otherwise retired) included in HSF’s Track Record, consisting of 40 individual loans, those loans provided a 12.0% internal rate of return (“IRR”) on an unleveraged basis (i.e. monthly compounded rate of return on each loan based on the return of principal plus interest, fees and prepayment penalties) and a 28.2% IRR on a leveraged basis (i.e. monthly compounded rate of return on each loan based on the return of principal plus interest, fees and prepayment penalties net of the repayment of any underlying Bank Loan principal, and after considering interest paid on such Bank Loans).

•	Included in HSF’s Track Record, and the results noted above, are three instances in which ownership of a collateral property was obtained by us or the applicable predecessor in interest entity (through foreclosure, deed in lieu, or otherwise). In two of those instances a positive overall IRR was realized, and in only one instance, going back to a loan originated in 2006, a loss of a portion of the principal balance was recognized.

•	No distributions will be made to the members of Hall Structured Finance II, LLC if such distribution would cause the net equity of Hall Structured Finance II, LLC and its subsidiaries to be less than $75 million after giving effect to such distribution.

Competitive Strengths

As a result of the “great recession” of 2008, banks, insurance companies and other traditional lenders became more conservative in their underwriting of commercial real estate loans. This combined with new regulations on real estate lending imposed upon banks and other financial institutions through Dodd-Frank and Basel III has particularly impacted the availability of, and willingness of such institutions to provide, construction loans. The result is that many banks and other financial institutions are only making construction loans at very low leverage levels, with existing proven customers. In fact, according to the “Emerging Trends in Real Estate 2017,” the 38th edition of PWC’s yearly survey, respondents identified construction loans as being the only vastly undersupplied form of debt funding. This is all notwithstanding the robust recovery that has and is occurring in the real estate industry, with real estate values now exceeding pre-recession levels.

We have identified this gap in the real estate capital markets as an opportunity. As a private lender, we are not required to adhere to the regulations imposed on the banking sector. While regulatory restraints limit the flexibility of many commercial lending institutions, we can capitalize on those opportunities and thrive outside the box. A private lender such as HSF can bring more to the table than money by providing real business expertise. Private lenders such as HSF can offer construction and other types of real estate loans with higher proceeds while remaining at moderate leverage levels, be more responsive to individual borrower needs in structuring individual loans, and close transactions faster than banks and other traditional financial institutions.

Conventional financing sources for commercial real estate loans under $50 million continue to be greatly reduced, due in large part to the increased regulatory limitations placed on traditional lenders, such as state banks and savings and loans, resulting from the lending crisis that occurred at the end of the last decade. As an example, prior to the financial crash in the latter part of the last decade, office developers could routinely obtain construction financing for office projects without preleasing in the 80% loan to construction cost range. Currently, only the strongest developers can obtain financing for such a project at greater than 50% loan to cost. Similar reductions have taken place on assets such as to-be-built hotels. The Company’s market presence, experience and reputation and the ability of our management team to underwrite a broad range of projects and structures, and flexibility to act quickly, should provide us the opportunity to take advantage of this favorable lending environment for our target loans.  See “Management.”

We believe that our lending strategy and operating model distinguish us from other lenders providing similar loans, including the following:

•	The Company has a proven 20-year track record as a successful commercial real estate lender.

•	HSF’s Track Record has been established over a period of time that covers multiple economic cycles and various market conditions.

•	Outgrowth of a full service 49-year old real estate company, providing support in underwriting, due diligence and asset management.

•	Able to underwrite and react to market opportunities across all types of real estate products.

•	The current market conditions, in which the owners of properties in certain asset classes and/or markets are often unable to obtain financing through traditional means, has presented the Company, as a contrarian investor, a tremendous opportunity to significantly expand its financing activities and reach more Borrowers.

•	The relative unavailability of conventional financing resulting from increased regulatory restrictions and limitations has given rise to an increasing need for real estate centric direct private lenders like us who can underwrite a broad range of real estate financing opportunities that traditional lenders avoid.

Our Business Activities

As of September 30, 2017, the Company, together with its predecessor operations, has originated approximately $700 million of Financings under 55 separate loan transactions. Through September 30, 2017, we have only experienced a loss of any portion of our principal on one of our Financings. As of September 30, 2017, we had outstanding first mortgage loans secured by 15 properties (the “Outstanding Loans”) representing approximately $328 million in loan commitment amounts. As of September 30, 2017, we have approximately $102 million due and outstanding on Outstanding Loans. In addition, Bank Loans are either borrowed by us directly or indirectly by subsidiaries with the Bank Loans being guaranteed by the Company, our subsidiaries, and/or other affiliated entities.

The table below summarizes HSF’s historical internal rates of return as of September 30, 2017 as to all loans which have gone full cycle through payoff or sale of the Project in those few instances where we had to foreclose on the Financing. The IRR table set forth below reflects past performance. The information in this table has been subjected to certain agreed upon procedures performed by our accounting firm, in accordance with attestation standards established by the American Institute of Certified Public Accountants, which included the confirmation of the definition and components used to calculate the IRRs, the recomputation of the IRRs, and confirmation of the loan descriptions and completeness of loans included on the schedule with the annual financial statement audits of the Company from its inception date (January 14, 2013) through December 31, 2016 and their review of the financial statements for the period from January 1, 2017 through September 30, 2017. No exceptions were noted as a result of these procedures, as outlined in their report. They were not engaged to and did not conduct an audit, examination or review of the schedule. Past performance is not indicative, nor is it a guaranty of future results and no assurances can be given that the future investments by us will generate a profit, or what level of profit, if any.

Schedule of Historical Internal Rates of Return

Property Name	Property Location	HSF Loan Commitment Amount	Loan Structure	Term Outstanding		IRR on HSF Loan Unlevered	IRR on Net HSF Loan Amount
Barbour Gardens	Hartford, CT	$1,500,000	1st Mortgage Bridge Loan	0.7 Years		17.5%	17.5%
Wildbriar	Irving, TX	$2,200,000	1st Mortgage Bridge Loan	1.0 Years		21.8%	21.8%
Mesa Palms	Mesa, AZ	$4,550,000	1st Mortgage Bridge Loan	0.3 Years		80.1%	80.1%
Hilton Garden Inn	Napa, CA	$2,195,000	Preferred Equity New Construction	1.1 Years		29.6%	29.6%
Holiday Inns	Various	$7,850,000	1st Mortgage Bridge Loan	0.8 Years		31.2%	31.2%
Crowne Plaza	Mobile, AL	$9,750,000	1st Mortgage Bridge Loan	0.1 Years		61.2%	61.2%
River Terrace Inn	Napa, CA	$10,950,000	1st Mortgage Construction Loan	1.8 Years		13.3%	32.2%
Tremont Tower	Houston, TX	$4,000,000	2nd Mortgage Construction Loan	2.3 Years		23.6%	23.6%
1250 S. Michigan Condo	Chicago, IL	$6,250,000	Preferred Equity New Construction	1.7 Years		28.2%	28.2%
Hampton Inn	Baltimore, MD	$1,750,000	Mezzanine Construction Loan	2.9 Years		26.9%	26.9%
Hotel Vitale	San Francisco, CA	$8,000,000	Preferred Equity New Construction	2.1 Years		44.1%	44.1%
Hilton Garden Inn	Tallahassee, FL	$6,100,000	1st Mortgage Construction Loan	1.6 Years		20.8%	57.7%
The Marx Hotel	Syracuse, NY	$17,000,000	1st Mortgage Bridge Loan	1.9 Years		12.5%	28.7%
Gracy Farms	Austin, TX	$1,700,000	2nd Mortgage Construction Loan	5.0 Years		13.5%	13.5%
Crystal Springs	San Antonio, TX	$2,200,000	Preferred Equity/Deed in Lieu/Sold	4.3 Years		0.9%	0.9%
Hotel Indigo	Houston, TX	$8,490,000	1st Mortgage Construction Loan	1.9 Years		16.1%	40.4%
Moore Medical	Moore, OK	$7,000,000	1st Mortgage DIP Loan	0.3 Years		33.2%	33.2%
Stoneleigh on Bruton	Mesquite, TX	$2,200,000	Preferred Equity - Construction	5.1 Years		13.9%	13.9%
Mammoth Lakes	Mammoth, CA	$16,500,000	1st Mortgage Bridge Loan	1.8 Years		15.0%	20.2%
Radisson Hotel	Carteret, NJ	$10,000,000	1st Mortgage Construction Loan	3.0 Years		12.8%	20.4%
400 Chisholm	Plano, TX	$4,635,000	1st Mortgage Bridge Loan	1.7 Years		14.3%	82.3%
Hilton Conference Center	Columbus, OH	$42,000,000	1st Mortgage Construction Loan	3.6 Years		12.0%	25.7%
Staybridge Suites	Mayfield, OH	$10,570,000	1st Mortgage Construction Loan	6.5 Years		11.0%	25.2%
Holiday Inn	Long Island City, NY	$22,500,000	1st Mortgage Construction Loan	5.3 Years		11.0%	33.6%
Staybridge Suites	Plano, TX	$9,324,000	1st Mortgage Construction Loan	6.6 Years		11.8%	31.5%
Holiday Inn	Ft Worth, TX	$10,602,000	1st Mortgage Construction Loan	6.6 Years		10.4%	26.1%
Candlewood Suites	Ft Worth, TX	$9,070,000	1st Mortgage Bridge Loan	0.4 Years		9.5%	17.4%
Element by Westin	Irving, TX	$13,100,000	1st Mortgage Construction Loan	5.8 Years		10.9%	16.2%
Travis at Katy Trail	Dallas, TX	$19,300,000	1st Mortgage/Deed in Lieu/Sold	8.3 Years		8.4%	11.5%
Wyndham Garden Inn	Long Island City, NY	$9,500,000	1st Mortgage Bridge Loan	1.2 Years		11.2%	16.1%
Microtel - SeaWorld	San Antonio, TX	$5,300,000	1st Mortgage Construction Loan	3.0 Years		12.0%	33.2%
Microtel - Round Rock	Round Rock, TX	$5,000,000	1st Mortgage Construction Loan	2.4 Years		13.0%	36.3%
Laredo (1)	Laredo, TX	$10,640,000	1st Mortgage Construction Loan	0.3 Years		-	-
Columbus Westin	Columbus, OH	$9,000,000	1st Mortgage	3.6 Years		9.7%	31.5%
Courtyard Marriott	Charlotte, NC	$10,050,000	1st Mortgage Construction Loan	2.5 Years		15.6%	33.7%
Gateway Terrace	Durham, NC	$7,200,000	1st Mortgage Construction Loan	2.5 Years		10.2%	13.8%
Doubletree	Jacksonville, FL	$9,150,000	1st Mortgage Construction Loan	1.4 Years		21.0%	21.0%
Prescott	Prescott, AZ	$6,500,000	1st Mortgage	9.8 Years		-7.5%	-11.6%
Home2Suites	Atlanta, GA	$12,850,000	1st Mortgage Construction Loan	2.3 Years		18.3%	34.3%
Hall TP Suites	Houston, TX	$10,850,000	1st Mortgage Construction Loan	3.2 Years		10.3%	23.5%
Total		$367,326,000		3.3 Years	*	12.0%*	28.2%*

* All Represent Weighted Averages, excluding Laredo

(1) The Company funded $1,000 to borrower, who prepaid the loan and paid over $600,000 in prepayment fees. This resulted in an exceptionally high IRR, therefore we did not list nor include it in the weighted-average IRR.

The table below summarizes our outstanding Financings as of September 30, 2017.

HSF Loan Commitments

Property	Location	Property Type		Property Status (1)	Loan Commitment	Loan to Dev Cost	Outstanding Loan Balance	Loan Collateral	Loan Interest Rate	Loan Maturity Date (2)
Hyatt House	Orlando, FL	Hotel	175 rooms	U/C	$18,026,000	50.0%	$21,828	1st Mortgage	L + 8.75%	6/22/2018
Esplendor Bay	Miami, FL	Hotel	96 rooms	U/C	$23,090,000	72.5%	$21,690,467	1st Mortgage	L + 8.75%	7/1/2018
Doubletree Hilo	Hilo, HI	Hotel	388 rooms	Completed	$18,500,000	58.8%	$18,096,325	1st Mortgage	L + 8.75%	9/1/2018
Holleman Village	College Station, TX	Student Housing	432 rooms	Completed	$29,600,000	65.0%	$26,266,652	1st Mortgage	L + 8.75%	7/1/2018
Hampton Inn	Kennesaw, GA	Hotel	100 rooms	Completed	$11,900,000	77.0%	$11,773,895	1st Mortgage	L + 8.75%	10/23/2018
TownePlace Suites	Milwaukee, WI	Hotel	112 rooms	U/C	$10,920,000	75.0%	$7,591,067	1st Mortgage	L + 8.75%	8/1/2019
The Gale Residence	Ft. Lauderdale, FL	Condos	129 condos	U/C	$35,575,000	51.0%	$10,545,562	1st Mortgage	L + 8.75%	9/1/2019
Even Hotel	Miami, FL	Hotel	190 rooms	U/C	$19,965,000	49.2%	$359,361	1st Mortgage	L + 8.75%	11/1/2019
Millennium at Citrus Ridge	Kissimmee, FL	Apartments	326 units	U/C	$37,650,000	73.1%	$1,059	1st Mortgage	L + 8.75%	2/1/2020
Springhill Suites	Newark, DE	Hotel	125 rooms	U/C	$14,700,000	67.4%	$2,480,509	1st Mortgage	L + 8.75%	3/1/2020
Hyatt House / Hyatt Place	East Moline, IL	Hotel	233 rooms	U/C	$23,205,000	58.1%	$6,778	1st Mortgage	L + 8.75%	4/1/2020
Cambria Suites	Napa, Ca	Hotel	90 rooms	U/C	$19,800,000	75.0%	$1,020	1st Mortgage	L + 10.00%	6/30/2021
Cambria Suites	Sonoma, Ca	Hotel	135 rooms	U/C	$22,100,000	75.0%	$1,007	1st Mortgage	L + 10.00%	9/1/2021
The Park James	Menlo Park, CA	Hotel	61 rooms	U/C	$26,000,000	63.4%	$3,268,361	1st Mortgage	L + 8.75%	10/1/2020
Residence Inn	Mesa, AZ	Hotel	127	U/C	$17,300,000	73.0%	$1,000	1st Mortgage	L + 9.00%	10/1/2020
Total					$328,331,000		$102,104,890

(1) U/C represents Under Construction.

(2) Each loan provides for extension provisions from the maturity date based on criteria provided as to each Financing.

Recent Developments

Since September 30, 2017, the Company has continued to experience strong demand for new financing opportunities.  Specifically, we have closed an aggregate of $113.95 million of new loans consisting of the following loans:  (1) a $22.8 million first mortgage loan secured by a to-be-developed Hyatt Place located in downtown Houston, Texas which is being developed as part of an adaptive re-use of an office building having historic designation; (2) a $54.75 million first mortgage loan secured by a to-be-developed Hyatt Andaz hotel located in Palm Springs, California; (3) a $17.25 million first mortgage loan secured by a to-be-developed Cambria Suites hotel located in Charleston, South Carolina; and (4) a $19.15 million first mortgage loan secured by a to-be-developed boutique hotel (the Gale Hotel) located in Ft. Lauderdale, Florida. The Company received an aggregate of $2.28 million in loan origination fees on these new loans based on our customary 2.0% loan origination fee.

Loan Pipeline

The Company is seeing continued demand for its Financings from prospective borrowers. As of the date of this Offering Circular, we had seven loan applications, representing approximately $113,000,000 in prospective new loan commitments (the “Pipeline Loans”). For all of the Pipeline Loans, HSF has received an executed application letter from the prospective borrowers and/or sponsors of the underlying projects setting out the terms and conditions of the loans being considered, including, without limitation, the interest rate, repayment terms, guaranties, borrower equity requirements, prepayment provisions and a provision providing HSF the exclusive right to provide the financing for a period of 90 days. HSF has commenced its due diligence and approval process as to each Pipeline Loan. HSF has also received a deposit for each Pipeline Loan from the applicable prospective borrower and/or sponsor of not less than $25,000 to cover expenses incurred by HSF in connection with its due diligence such as travel costs for site inspection, an appraisal report, environmental reports, engineering reports and other direct out-of-pocket costs incurred by HSF. Notwithstanding the foregoing, there can be no assurance that the Pipeline Loans will ultimately meet HSF's approval standards, or will otherwise be closed and originated.

Bank Loans

We have typically obtained Bank Loans on a loan by loan basis to increase our funds available for Financings. Take for example a Project for which the total cost was $10 million, and the amount of our Bank Loan was $7.5 million.  The interest rate on our Financings are typically between 8.75% and 10.0% over 30-day LIBOR (or between 10% and 11.25% at the current 30-day LIBOR rate of 1.25%).  Bank Loans are typically obtained in an amount of 70% to 80% of the amount of each of our Financings, which in our example would provide us with the capacity to lend an additional amount of between $5.25 million and 6.0 million.  The Company would then receive additional lending proceeds the amount of the spread between the interest rate on the Bank Loan (typically between 3.0% and 3.75% over 30-day LIBOR or between 4.25% and 5.00% at the current 30-day LIBOR rate of 1.25%) and the interest rate we charge on a new loan for the development of a Project.

Bank Loans are generally secured by a collateral assignment of our first lien mortgage loan for the applicable Project to the lender providing the Bank Loan and guaranteed by the Company. Financial institutions that have provided Bank Loans to us and predecessor companies include Bank of America, US Trust (now part of Bank of America), KeyBank, JP Morgan Chase, Texas Capital Bank, Wells Fargo, Goldman Sachs, Origin Bank, Bank SNB, Centennial Bank, Associated Bank, and First National Bank. The table below is a summary, as of September 30, 2017, of the outstanding principal balances owed by us under our current Bank Loans:

Outstanding Bank Loans

Borrower	Property	Lender	Amount Outstanding @ September 30, 2017	Collateral Description	Maturity Date

Hall Bay Harbor, LLC	Esplendor Bay	Goldman Sachs Bank	$16,545,053	Assignment of HSF 1st Mortgage	11/19/2018

Hall Hilo, LLC	Doubletree Hilo	Goldman Sachs Bank	$13,985,411	Assignment of HSF 1st Mortgage	11/24/2018

Hall Kennesaw, LLC	Hampton Inn	Independent Bank	$8,799,395	Assignment of HSF 1st Mortgage	12/23/2018

Hall College Station, LLC	Holleman Village	Texas Capital Bank	$20,096,156	Assignment of HSF 1st Mortgage	7/1/2018

Hall Ft. Lauderdale, LLC	The Gale Residence	Goldman Sachs Bank	$8,069,108	Assignment of HSF 1st Mortgage	9/1/2019

Hall Milwaukee FP, LLC	TownePlace Suites	Associated Bank	$3,570,140	Assignment of HSF 1st Mortgage	8/1/2019

			$71,065,263

Financing Origination and Underwriting Process

HSF believes that through it’s Manager it has a strong underwriting team which has remained highly selective in the transactions it has recommended for financing and has not deviated from its core underwriting principals. As a result, HSF believes that it is well positioned to take advantage of the current market opportunities. HSF anticipates its Manager will use the following origination and underwriting process for its Financings, although the following process may vary significantly on a case by case basis:

1.       A loan officer is assigned to each prospective Financing opportunity for initial review and discussions with the prospective Borrower. HSF will seek to make Financings on Projects with strong real estate fundamentals and to prospective Borrowers with sound business plans and capital structures that are appropriate in the current credit-constrained environment.

2.       Prospective Borrowers are provided with a loan application letter setting forth the proposed terms of the Financing. The prospective Borrower (or its affiliate) will generally be required to (i) provide a due diligence deposit (typically not less than $25,000) and (ii) execute the application letter, which generally will provide for exclusivity to HSF to make the Financing for a designated period of time (typically 30 to 60 days). One or more associates are required to visit the site, meet with some or all of the principals representing the prospective Borrower, visit comparable properties as may be feasible, and complete preliminary due diligence.

3.       If a prospective Financing opportunity fits the Company’s financing program and underwriting criteria, the loan officer will engage the loan committee (the “Loan Committee”), which currently consists of Craig Hall, Richard Hyman and Donald Braun. A detailed memorandum will be concurrently submitted to the Loan Committee for consideration in connection with a request for preliminary approval. Upon submission of a prospective Financing for preliminary approval, the Loan Committee may approve, alter, or deny the terms of the proposed Financing. If the Financing is preliminarily approved by the Loan Committee, an additional deposit will generally be required from the Borrower (typically in the amount of $25,000). A prospective Financing may be submitted to the Loan Committee for approval one or more times. See “Management.”

4.       Once preliminary Loan Committee approval is received, we will then conduct its final due diligence review and loan documentation process which typically takes between 30 and 60 days. This includes an examination of the legal structure of the transaction, including Patriot Act due diligence as may be required, and credit, background and reference checks of the prospective Borrower and its key principals. HSF uses a number of third party experts to perform certain underwriting tasks, including appraisals, environmental reports, title review, insurance analysis and construction evaluation. HSF employs outside law firms in the closing and documentation of each Financing. Market work generally consists of visiting the location, shopping comparables, and/or communicating with appraisers, local brokers and/or other market participants.

5.       Once the final due diligence and loan documentation process has been completed, the HSF loan officer and other associates involved in the due diligence and closing process report material deviations from the terms and conditions preliminarily approved by the Loan Committee, if any, in obtaining final approval by the Loan Committee and prior to the final Financing documents being executed.

The table below outlines our loan origination process.

Anticipated Financing Terms

HSF currently anticipates that the interest rate on Financings structured as first mortgage loans will be between 8.75% to 10% over 30-day LIBOR. Financings may be subject to a floor interest rate cost. We typically obtain Bank Loans secured by such first mortgage loans. HSF currently anticipates that it will obtain Bank Loans at approximately 75% of the commitment amount of each first mortgage Financing, resulting in an expected IRR return to HSF on the net equity in each first mortgage Financing of in excess of 20%. HSF has typically obtained Bank Loans on a loan by loan basis. Each Bank Loan is generally secured by the collateral assignment of HSF’s first mortgage Financing for such Project to the lender providing the Bank Loan, and guaranteed by HSF, subsidiaries of HSF, and/or other affiliated entities. Financial institutions that have provided Bank Loans to HSF and predecessor companies include Bank of America, US Trust (now part of Bank of America), KeyBank, JP Morgan Chase, Texas Capital Bank, Wells Fargo, Goldman Sachs, Origin Bank, Bank SNB, Centennial Bank, Associated Bank, and First National Bank. There can be no assurance that HSF will be able to obtain any Bank Loans in the future. HSF anticipates that new Financings will have one- to three-year terms, and may provide for one- to two-year extension options.

Investment Limitations to Avoid Registration as an Investment Company

General

We conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, we will not be deemed to be an "investment company" if:

•	we are not engaged primarily, nor do we hold ourselves out as being engaged primarily, nor propose to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and

•	we are not engaged and do not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and do not own or propose to acquire "investment securities" having a value exceeding 40% of the value of our total assets on an unconsolidated basis, which criteria we refer to as the 40% test. "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our subsidiaries satisfy both tests above. With respect to the 40% test, the entities through which we make our loans are wholly-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Through our wholly-owned subsidiaries, we engage in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the primarily engaged test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% test to nevertheless be an investment company under the primarily engaged test.

We believe our subsidiaries may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. The SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. We discuss below how we treat the investments of our subsidiaries that own them under the Investment Company Act.

Real Property. We treat an investment in real property as a qualifying asset.

Mortgage Loans. We treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan is classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage.

Other Real Estate-Related Loans. We treat the other real estate-related loans, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate. With respect to construction loans, we treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Absence of No-Action Relief

If certain of our subsidiaries fail to own a sufficient amount of qualifying assets or real estate-related assets, we could be characterized as an investment company. We have not sought a no-action letter from the SEC staff regarding how our investment strategy fits within the exceptions from registration under the Investment Company Act on which we and our subsidiaries intend to rely. To the extent that the SEC’s Division of Investment Management provides more specific or different guidance regarding the treatment of assets as qualifying assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the SEC’s Division of Investment Management could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

MANAGEMENT

Our Manager

HSF operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. We have established the Loan Committee that will make decisions with respect to all acquisitions and dispositions. See “Loan Committee of the Manager” below. Senior executives of our Manager are highly experienced real state lenders with each having more than 25 years of commercial real estate and financing expertise. Some of the members of management are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our members.

Our Manager performs its duties and responsibilities pursuant to a management agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Responsibilities of our Manager

The responsibilities of our Manager include:

Project Advisory, Origination and Acquisition Services

•	approve and oversee our overall investment strategy, which will consist of elements such as Financing selection criteria, diversification strategies and asset disposition strategies;
•	serve as our investment manager with respect to sourcing, underwriting, acquiring, financing, investing in and managing a diversified portfolio of Financings;
•	adopt and periodically review our investment guidelines;
•	approve and oversee our debt financing strategies;
•	approve any potential liquidity transactions;
•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;
•	oversee and conduct the due diligence process related to prospective Financings;
•	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed Financings; and
•	negotiate and execute approved Financings and other transactions.

Offering Services

•	the development of this Offering, including the determination of its specific terms;
•	preparation and approval of all marketing materials to be used by us relating to this Offering;
•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;
•	creation and implementation of various technology and electronic communications related to this Offering; and
•	all other services related to this Offering.

Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under the management agreement, including, without limitation, consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the management agreement;
•	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the stability of our Financings;
•	monitor and evaluate the performance of our Financings, provide daily management services to us and perform and supervise the various management and operational functions related to our investments; and
•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of the Financings or the Projects, as applicable.

 Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;
•	provide or arrange for administrative services, legal services, personnel and other overhead items necessary and incidental to our business and operations;
•	provide financial and operational planning services and portfolio management functions;
•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
•	maintain all appropriate company books and records;
•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	provide us with all necessary cash management services;
•	evaluate and obtain adequate insurance coverage based upon risk management determinations;
•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;
•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

 Holder Services

•	Provide paying agent and/or registrar services as required to administer the Debentures;
•	manage communications with the Holders, including answering phone calls, preparing and sending written and electronic reports and other communications; and
•	establish technology infrastructure to assist in providing member support and services.

 Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;
•	negotiate terms of, arrange and execute financing agreements;
•	manage relationships between us and our lenders; and
•	monitor and oversee the service of our debt facilities and other financings.

Executive Officers and Key Individuals of Management

Donald L. Braun*, Manager, Executive Vice President and Secretary - See “Loan Committee—Loan Committee of our Manager” for Mr. Braun’s biography.

Michael J. Jaynes, President - Mr. Jaynes has over 30 years of commercial real estate experience. He is directly responsible for loan originations and the asset management of outstanding loans. Mr. Jaynes rejoined HALL Group affiliates in 2000. Prior to rejoining HALL Group affiliates, Mr. Jaynes worked more than 7 years at GE Capital Real Estate as vice president and program manager. At GE Capital Real Estate, Mr. Jaynes was responsible for the performance of equity and debt portfolios valued at more than $2 billion dollars consisting of over 240 multifamily, office, retail, and hotel assets located throughout the country. Mr. Jaynes is a graduate of the Ohio State University, with a BS in business administration and a concentration in real estate.

Matt Mitchell, Senior Vice President - Mr. Mitchell has over 15 years of experience in commercial real estate and finance. He is responsible for sourcing, originating, and underwriting new real estate loans. Previously, Mr. Mitchell held various management and analytical positions in the commercial real estate industry, including 5 years with Ernst & Young's Transaction Real Estate Practice where he participated in and managed various valuation, loan underwriting, and transaction due diligence projects related to commercial real estate transactions totaling over $5 billion. Mr. Mitchell is a graduate of Texas A&M University with a BS in Finance.

David Cain, Vice President - Mr. Cain focuses primarily on loan originations with an emphasis on underwriting, market analysis, and drafting internal recommendations to the Loan Committee. He has 15 years of diverse experience with HALL Group affiliates. Mr. Cain holds a Bachelor of Arts degree from the University of Southern California and a Masters of Business Administration (MBA) degree from the University of California - Davis.

Brad Ferguson, Production Manager - Mr. Ferguson has over 10 years of combined experience in commercial real estate and portfolio management. As Production Manager for HSF, Mr. Ferguson's primary focus is new loan origination with an emphasis in underwriting, financial analysis and asset management. Prior to joining HSF, Mr. Ferguson held asset management roles with multiple companies over-seeing commercial real estate portfolios ranging from $100 million to $2 billion. Mr. Ferguson holds an MBA from Texas State University and a BBA in real estate and marketing from Baylor University.

Mike Canning, Senior Asset Manager - Mr. Canning has 15 years of real estate and finance industry experience. He focuses primarily on screening new deals, underwriting and drafting internal recommendations for HSF's investment committee, as well as various other projects within HALL Group. Prior to joining HSF, Mr. Canning held various analytical and project management roles at GE Real Estate. Mr. Canning holds a BA in Economics and Business from Virginia Military Institute.

Rebecca Reitz, Loan Compliance Manager - Ms. Reitz joined HALL Group affiliates in 1988 and in 2006 was appointed to the position of Loan Compliance Manager. In her nearly 30 years with HALL Group affiliates she has excelled in a number of positions. Ms. Reitz is responsible for monitoring loan agreements and insuring the ongoing compliance of borrowers in such areas as financial reporting, insurance renewal and escrows, tax payments and escrows etc. Ms. Reitz also acts as a closing coordinator in managing and insuring compliance with the closing checklist by borrowers for each loan closing. Ms. Reitz serves as a board member on the Frisco YMCA.

Dean Goodboe, Senior Asset Manager - Mr. Goodboe joined the Company in 2017. He has more than 7 years of loan origination experience. He focuses primarily on closing, financing analysis and asset management of the Company’s Loans. Previously, Mr. Goodboe held production positions where he originated approximately $3.0 billion in commercial real estate loans in roles at Goldman Sachs and Bank of the Ozarks. Mr. Goodboe holds a Bachelor of Arts degree and an MBA from Southern Methodist University.

Felipe Castillo*, Director of Asset and Construction Management - Mr. Castillo has over 15 years of experience in commercial real estate and development. Mr. Castillo focuses on asset management over-sight of Borrower Projects during Loan due diligence on prospective new Loans and during the construction period of Projects securing Financing. Prior to joining the Company, Mr. Castillo was Vice President of Development for multiple development companies overseeing the real estate, finance and construction of multiple hospitality, retail, high-rise, office and industrial development projects. Mr. Castillo is an architect and holds a MBA and a Master’s degree in Architecture from Texas Tech University.

Margaret Coughlin*, Controller - Ms. Coughlin brings more than 30 years of accounting and financial leadership experience to her role as the Controller for HALL Group. She has worked with both public and private organizations and has international experience in Aberdeen, Scotland and Istanbul, Turkey. In her current role, Ms. Coughlin oversees accounting functions for HALL Group. After graduating from Vanderbilt University with a bachelor’s degree in economics, Ms. Coughlin began her career with EDS and Sun Oil Company. She is also a Certified Public Accountant (CPA) and a member of the American Institute of CPA’s and the Texas Society of CPA’s.

Mark Blocher*, Vice President of Investor and Broker Relations - Mr. Blocher joined HALL Group in 1984. He has more than 30 years of experience in investor and broker relations. Mr. Blocher has been head of investor relations for HALL Group entities for the past 25 years and most recently has been heading the private placement investment department, raising funds for various HALL Group development projects. Mr. Blocher has a Bachelor’s of Business Administration from the University of Michigan.

Whitney Jacobson*, Vice President of Investments - Ms. Jacobson has more than 25 years of experience with investment, strategic and communications leadership within the political, business and wine industries and has been with Hall Group affiliates since 1997. She provides overall guidance for all HALL and WALT Wines investor relations, communications, brand and charitable investment functions. Before joining HALL & WALT Wines in 2006, Ms. Jacobson worked at the White House in several capacities. From 1995-1997, she oversaw the Office of Personnel as Deputy Director under the Bill Clinton Administration. Then in 1997, Ms. Jacobson was appointed Chief of Staff for United States Ambassador to Austria, Kathryn Hall. She holds a Bachelor’s of Arts from Georgetown University and an MBA from DePaul University.

Stephanie Byrd*, General Counsel for HALL Group - Ms. Byrd has 20 years of legal experience. She directs the legal affairs and oversees risk management for HALL Group affiliated companies. Ms. Byrd’s legal career began with a downtown Dallas law firm, where she represented clients in a wide range of practice areas both in litigation and commercial transactions. After several years, she moved to California where she joined an AmLaw 200 firm and expanded her legal background to include risk management and insurance coverage. Ms. Byrd holds a bachelors of business administration in finance from the University of Texas at Austin and a Juris doctorate from Baylor School of Law.

Kymberley Scalia*, Vice President of Marketing for the Hall Group - Mrs. Scalia has 15 years of marketing and PR experience. Prior to joining HALL Group, Scalia held the position of Director of Corporate Marketing for over three years at Trademark Property Co. Prior to that, she was Vice President, Corporate Marketing for Coyote Management for twelve years. Previously she has held the positions of Regional Specialty Leasing Manager for Zamias Services, Inc., and Marketing Director/Specialty Leasing Manager for the WestEnd Market Place in Downtown Dallas. Ms. Scalia has a BA in Marketing from Western Michigan University and an AA in Fashion Merchandising and holds the CRX, CMD designation from the ICSC.

The majority of the individuals noted above work exclusively on matters involving HSF; however, where an * is indicated, services are provided for other affiliated entities in HALL Group as well.

Loan Committee

General

The Loan Committee is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving each Financing made, (2) establishing funding guidelines and overseeing Financings, (3) establishing policies for any loan amendments or modifications, and (4) overseeing the activities of subsidiaries. The Loan Committee will consist of at least three members, each of whom will be appointed by our Manager, who will serve until such time as such Loan Committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The Loan Committee currently consists of Craig Hall, Donald Braun and Richard Hyman. The Loan Committee generally meets weekly and more frequently as business conditions require.

Loan Committee of our Manager

Craig Hall - Mr. Hall is Chairman and Founder of the HALL Group. Mr. Hall has successfully grown the HALL Group from an entrepreneurial start-up to a real estate and finance industry leader. He formed HALL Group in 1968 at age 18 with $4,000. Today, his diversified business interests include real estate ownership, real estate development and management; commercial real estate lending; vineyards and wineries; venture capital and private equity, and oil and gas.

Previously, Mr. Hall was a part owner of the Dallas Cowboys; formed one of the first stock savings and loans in Michigan; founded one of the first for-profit HMOs in the country; and participated, along with Time, Inc., in growing the nation's largest chain of health and sports clubs. He has received numerous prestigious awards and, most recently was named a member of the Horatio Alger Association for Distinguished Americans. Mr. Hall has authored six books, four of which are on real estate and real estate investing including Timing the Real Estate Market and The Responsible Entrepreneur. His most recent book A Perfect Score, co-authored with his wife Ambassador Kathryn Hall, was released in September 2016 and reached the New York Times non-fiction bestseller list.

Donald Braun - Mr. Braun is President of various HALL Group entities and is Executive Vice President/Secretary of the Company. Mr. Braun oversees the management of HALL Group's core business activities. Mr. Braun has been with HALL Group companies since 1980 and has extensive experience obtained over more than 35 years in the real estate finance markets working with and structuring debt and equity financing across a broad spectrum of international and domestic capital market sources. Mr.  Braun has served as a board member of numerous private companies across a broad range of industries and has served on the boards of various nonprofit organizations which currently include the Fairview Economic Development Corporation, and the Collin County Business Alliance. Mr. Braun holds a bachelor's degree in economics from Albion College and has a certified public accountant designation (CPA).

Richard Hyman - Mr. Hyman has been active as a principal in various commercial transactions and debt ventures for over 25 years. Triquest Financial Services, founded by Mr. Hyman, is a real estate investment and advisory firm. It was one of the first commercial loan conduits in the CMBS industry, and it originated or participated in transactions involving over a $1 billion. Mr. Hyman is a 1975 Phi Beta Kappa graduate of the University of Wisconsin at Madison. Mr. Hyman has worked closely with HALL Group for many years and has been a member of the Loan Committee for all investments which were made by HSF and its predecessors in interest dating back to 2001.

Limited Liability and Indemnification of our Manager and Others

HSF’s Company Agreement provides that no member or manager will be liable for the debts, obligations or liabilities of HSF. Additionally, we have agreed under the Company Agreement to indemnify “Covered Persons” against judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, subject to certain limitations. “Covered Person” includes the manager, officers, in-house counsel, and advisors of HSF.

MANAGEMENT COMPENSATION

The investment activities of HSF are managed by an affiliate, HSF Holdings Management, LLC (the “Manager”), pursuant to the terms of a management agreement (“the Management Agreement”) included as Exhibit 6.1 to the offering statement of which this Offering Circular is a part.  The Management Agreement provides for the Manager to receive an annual management fee (the “Management Fee”), payable monthly, in an amount that approximates the general and administrative expenses attributable to the Company, which may include but not be limited to payroll costs attributable to personnel engaged in the work and affairs of HSF either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year on a properly and fairly allocated basis plus a reasonable profit thereon (but which shall exclude direct expenses which are 100% attributable to the Company and payable by the Company to unaffiliated third parties for items that may include but are not limited to legal expenses, advertising, accounting expenses (the “HSF Direct Costs”)).  The Manager and the Company will from time to time, but no less frequently than semi-annually, evaluate the general and administrative costs attributable to the Company (excluding HSF Direct Costs) and adjust the Management Fee accordingly. While it is anticipated that the amount of the Management Fee may vary from year to year depending on the level of activity in HSF and the management support provided, in no event, however, shall the Management Fee payable by the Company to the Manager for any given year exceed the greater of (1) 1.5% of the commitment amount on new Financings originated during such calendar year, or (2) 1% of the principal payments received by the Company on existing Financings during such calendar year. The Management Agreement also obligates the Company pay directly, or reimburse the Manager, for all of the costs and expenses of the Company’s operations, including, without limitation, (1) all organization and offering expenses, (2) all costs of borrowed money, taxes and assessments on any property owned by the Company, as well as other taxes applicable to the Company, (3) legal, accounting, audit, brokerage and other fees, (4) all expenses incurred with the maintenance of Company books and records, the preparation and dissemination of reports, tax returns or other information to the holders of the Debentures and the making of payments or distributions to such holders, (5) expenses incurred in preparing and filing reports or other information with appropriate regulatory agencies, (6) insurance expenses and (7) all other costs and expenses incurred in connection with the Company’s business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this Offering Circular.

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of September 30, 2017 and audited historical financial statements and related notes thereto as of and for the years ended December 31, 2016 and 2015.

Overview

HSF is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing on a value-add basis for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States. As of September 30, 2017, we had approximately $328 million in outstanding loan commitments, with approximately $102 million in outstanding borrowings.

We focus on debt financing opportunities that are underserved by the institutional markets. Our current emphasis is on providing non-recourse, first lien construction financing. Our loan programs are designed to provide an alternative for real estate investors and developers who cannot meet their financing needs through traditional lending programs. We offer flexible underwriting standards, creative loan structures and fast execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

Operating Results

Results of Continuing Operations - Nine-month period ended September 30, 2017 Compared to Nine-month period ended September 30, 2016

Our results of continuing operations for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	For the Nine-month Periods Ended
	September 30
	2017	2016	2017 - 2016
	(unaudited)	(unaudited)	(unaudited)
Net interest income:
Interest income	$8,276,097	7,920,025	356,072
Interest expense	2,229,090	1,414,911	814,179
Net interest income	6,047,007	6,505,114	(458,107)
Noninterest income:
Other income	167,183	34,074	133,109
Total noninterest income	167,183	34,074	133,109

Noninterest expense:
Management fee	2,250,000	-	2,250,000
General and administrative	550,580	1,631,192	(1,080,612)
Total noninterest expense	2,800,580	1,631,192	1,169,388
Net income, before noncontrolling interest	3,413,610	4,907,996	(1,494,386)
Less net income attributable to noncontrolling interest	(206,745)	(400,673)	193,928
Net income attributable to Hall Structured Finance II, LLC	$3,206,865	4,507,323	(1,300,458)

Interest Income – Interest income was $8,276,097 for the nine-month period ended September 30, 2017, an increase of $356,072 from the interest income for the nine-month period ended September 30, 2016. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables.

Interest Expense – Interest expense was $2,229,090 for the nine-month period ended September 30, 2017, an increase of $814,179 from interest expense for the nine-month period ended September 30, 2016.  This increase was primarily attributable to an increase in the average outstanding balance of loans payable.

Management Fee –The Management Fee for the nine-month period ended September 30, 2017 was $2,250,000, compared to $0 for the nine-month period ended September 30, 2016. Effective January 1, 2017, the Company has employed and appointed HSF Holdings Management LLC (the “Manager”), pursuant to the terms of a management agreement which provides for the Manager to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items, payroll costs attributable to personnel engaged in the work and affairs of the Company, either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting expenses.

General and Administrative – General and administrative expenses were $550,580 for the nine-month period ended September 30, 2017, a decrease of $1,080,612 from general and administrative expenses for the nine-month period ended September 30, 2016.  This decrease is partially offset by the Management Fee, associated with the Company entering into the Management Agreement effective January 1, 2017 as provided above. On a combined basis, the Management Fee and General and Administrative expenses increased by $1,169,388 for the nine-month period ended September 30, 2017 as compared to the nine-month period ended September 30, 2016. This increase was primarily attributable to the Company entering into the management agreement, an increase in staffing which are 100% dedicated to the Company’s activities as reflected as part of the Management Fee, and an increase in direct marketing costs.

Net Income Attributable to Noncontrolling Interest – The net income attributable to the noncontrolling interests was $206,745 for the nine-month period ended September 30, 2017, a decrease of $193,928 from net income attributable to the noncontrolling interests for the nine-month period ended September 30, 2016.   This decrease was primarily attributable to a subsidiary which was sold in September 2017.

Results of Continuing Operations - Years ended December 31, 2016 Compared to Year Ended December 31, 2015

Our results of continuing operations for the years ended December 31, 2016 and 2015 were as follows:

	For the Year Ended
	December 31
	2016	2015	2016 - 2015
	(audited)	(audited)	(audited)
Net interest income:
Interest income	$10,369,132	4,975,292	5,393,840
Interest expense	1,887,086	990,083	897,003
Net interest income	8,482,046	3,985,209	4,496,837
Noninterest income:
Other income	34,101	53,585	(19,484)
Total noninterest income	34,101	53,585	(19,484)

Noninterest expense:
General and administrative	2,297,825	1,317,964	979,861
Total noninterest expense	2,297,825	1,317,964	979,861

Net income from continuing operations	6,218,322	2,720,830	3,497,492

Discontinued operations:
Loss from discontinued operations, including loss on impairment of real estate of $286,806 in 2015	-	(263,288)	263,288
Net income, before noncontrolling interest	6,218,322	2,457,542	3,760,780
Less net income attributable to noncontrolling interest	(459,141)	(147,482)	(311,659)
Net income attributable to Hall Structured Finance II, LLC	$5,759,181	2,310,060	3,449,121

Interest income – Interest income was $10,369,132 for the year ended December 31, 2016, an increase of $5,393,840 from interest income for the year ended December 31, 2015. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables.

Interest Expense – Interest expense was $1,887,086 for the year ended December 31, 2016, an increase of $897,003 from interest expense for the year ended December 31, 2015.  This increase was primarily attributable to an increase in the average outstanding balance of loans payable.

General and Administrative Expenses – General and administrative expenses were $2,297,825 for the year ended December 31, 2016, an increase of $979,861 from general and administrative expenses for the year ended December 31, 2015.  This increase was primarily attributable to an increase in payroll and benefits resulting from an increase in staffing.

Impairment of Real Estate and Discontinued Operations – In 2015, the Company recognized impairment on real estate of $286,806, which was classified as discontinued operations in 2015. In 2016, there was no impairment of real estate or discontinued operations.

Net Income Attributable to Noncontrolling Interest – The net income attributable to the noncontrolling interests was $459,141 for the year ended December 31, 2016, an increase of $311,659 from net income attributable to the noncontrolling interests for the year ending December 31, 2015.   This increase was primarily attributable to an increase in the average outstanding balance of the capital contributed during the year ended September 30, 2016 by interests which are noncontrolling.

Liquidity and Capital Resources

As of September 30, 2017, we had $71,065,263 of Loans Payable, of which $50,626,620 is due within the next year. The Loans Payable are secured by financings, having an outstanding balance of $97,315,885 as of September 30, 2017, of which $66,075,272 is due within the next year.

We believe that the cash flow from financings will be sufficient to meet our normal operating expenses and other obligations during the next year.

Plan of Operations

Over the next 12 months, we intend to continue to execute on our business plan of making loans for Projects throughout the United States.  See “Description of Business.”  We have sufficient existing capital resources to fund our current lending obligations described under “Description of Business – Loan Pipeline” under our current business model with Bank Loans being secured on each Financing. The number of future Projects that we will be able to finance will depend, in part, our ability to raise funds through this Offering and the availability of additional debt financing such as Bank Loans.  We expect the proceeds of this Offering, together with other sources of financing, including new Bank Loans, will be sufficient for us to implement our immediate business plan and that no additional securities, other than Debentures, will need to be raised over the next six months in order to implement our business plan.

Trend Information

In recent periods, we have experienced an increase in the number of Financing opportunities and an increase in the size of the Financings that are being presented to us from prospective borrowers and their representatives.  This has in turn resulted in an increase in the amount of the new Financings that we have closed and originated.  Not only have we experienced an increase in demand for construction financing related to hotels, which is predominantly what we have financed recently, but we are seeing an increase in demand for construction financing for other product types such as multifamily, condominiums, and student housing projects as well.   If this trend continues, we may have a somewhat more diverse portfolio of Financings as between various real estate types moving forward than in the past few years.

HSF originated just over $66 million in new Financings in 2016, as compared to $178 million in new Financings closed and completed during the first nine months of 2017.  In addition, as of September 30, 2017, we had $115 million in new Financings which had been approved by the Loan Committee and were in final due diligence and the closing and documentations process.

In addition, our average loan size continues to increase.  For the years 2014 to 2016 the average size of our Financings was under $20 million. For new Financings closed during the first 9 months of 2017, the average loan size has been in excess of $22 million.   A significant portion of new prospective Financing opportunities being presented to us are in the $30 million to $50 million range.   Based on this trend we expect the average size of our Financings to grow to over $25 million over time.

The increased volume in the number of prospective new Financings we are being presented can be attributed mainly to the continued pull-back by traditional institutional lenders in providing construction financing.  The pull back by financial institutions in providing construction financings is in large part a result of the increased regulatory burden on banks and other financial institutions related to such loans as a result of Basel III and the Dodd-Frank Act.   In addition, some of the increased volume in the number of prospective new Financings we are being presented can be attributed to a more aggressive marketing campaign we have undertaken directed at mortgage brokers, mortgage bankers, and real estate owners and developers.

PRINCIPAL MEMBERS

The following table sets forth the beneficial ownership of the Company’s membership interests (the “Units”) as of the date of this Offering Circular for each person or group that holds more than 10% of our Units, for each executive officer and manager of the Company and for the executive officers and manager of the Company as a group.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 2323 Ross Avenue, Suite 200, Dallas, Texas 75201.

	Number of Units	Percent of
Name of Beneficial Owner	Beneficially Owned	All Units
Hall Phoenix/Inwood Ltd.	1,000	100%
Donald L. Braun, Manager, Executive Vice President and Secretary	0	0%
Michael J. Jaynes, President and Treasurer	0	0%
Matt Mitchell, Senior Vice President	0	0%

All executive officers and manager of the Company as a group (3 persons)	0	0%

FEDERAL INCOME TAX CONSEQUENCES

Circular 230 Notice

The tax discussion contained in this Offering Circular is not given in the form of a covered opinion within the meaning of Circular 230 issued by the United States Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any discussion contained in this document for the purpose of avoiding United States federal tax penalties. The tax summary contained in this Offering Circular was written to support the promotion or marketing of the transactions or matters described in this document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a summary of certain aspects of the federal income tax consequences of the purchase, ownership, and disposition of the Debentures. HSF has not sought a ruling from the IRS or any similar state, local or foreign authority with respect to any of the tax issues affecting HSF or the Holders, nor has it obtained an opinion of counsel with respect to any federal, state, local, or foreign tax issues.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated under the Code (the “Treasury Regulations”), judicial decisions, administrative rulings, undertakings, and state and local tax laws, in force on the date of this Offering Circular, all of which are subject to change (possibly with retroactive effect). Changes in existing laws or regulations and their interpretation may occur after the date of this Offering Circular and could alter the income tax consequences of an investment in Debentures. This summary does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions, or securities dealers. The discussion focuses primarily upon investors who will hold the Debentures as “capital assets” (generally, assets held for investment) within the meaning of the Code. Further, this discussion assumes that non-U.S. persons will not invest in Debentures and therefore does not address the tax considerations relevant to an investment in Debentures by a non-U.S. person.

Unless otherwise expressly provided herein, this discussion does not address possible state, local, or foreign tax consequences of the purchase, ownership, or disposition of Debentures, some or all of which may be material to particular investors. This discussion also does not address the potential application of the U.S. federal alternative minimum tax to Holders. Because there are no regulations, judicial decisions, or published rulings involving the characterization, for federal income tax purposes, of securities with substantially the same characteristics as the Debentures, there is uncertainty concerning certain tax aspects of the Debentures and there can be no assurance that the IRS will not challenge the positions taken by HSF.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR IN ORDER TO UNDERSTAND FULLY THE FEDERAL, STATE, LOCAL, AND ANY FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN DEBENTURES IN ITS PARTICULAR SITUATION.

HSF believes that if the terms of the Debenture Purchase Agreement are complied with, the Debentures should be treated for federal income tax purposes as debt obligations and not as equity interests of HSF. If it were determined that the Debentures should be treated for federal income tax purposes as an equity investment in HSF instead of as an indebtedness, the changes in the tax consequences to Holders might be significant and adverse. HSF intends to treat the Debentures as indebtedness for all purposes and the following discussion is based on the assumption that the Debentures will be treated in their entirety as indebtedness and not as an equity investment in HSF.

Interest Received on the Debentures

Interest paid or accrued on the Debentures should be treated as ordinary income to the Holders. Interest paid to Holders would generally be taxable to them when received, but interest paid to Holders who report their income on the accrual method would be taxable to them when accrued, if earlier, regardless of when such interest is actually paid. HSF will report annually to the IRS and to the Holders of record interest paid or accrued on the Debentures.

Market Discount

A subsequent purchaser of a Debenture at a discount from the aggregate principal amount of the Debenture would generally be required to (i) treat a portion of any gain realized on a sale, exchange, redemption or certain other dispositions (e.g., a gift) of the Debenture as ordinary income to the extent of the accrued market discount and defer, until disposition of the Debenture, all or a portion of the interest deductions attributable to any indebtedness incurred or continued to purchase or carry the Debenture issued with market discount in the event such interest exceeds the interest on the Debenture includable in the Holder’s income or (ii) elect to include such market discount in income as it accrues on all market discount instruments held by such Holder. It should be noted that market discount will be deemed to be zero if the amount allocable to each Debenture is less than one-quarter of one percent of the stated redemption price at maturity of such Debenture times the number of complete years to its maturity remaining after the date of purchase.

Sale or Exchange of the Debentures

Upon a sale, exchange, or redemption of a Debenture, the Holder should recognize gain or loss equal to the difference between the amount realized on such sale, exchange, or redemption and his or her adjusted basis in the Debenture. Such adjusted basis will generally equal the cost of the Debenture to such Holder (increased by market discount if the election described above is made) included in his or her gross income with respect to such Debenture and reduced by any basis in the Debenture previously allocated to payments on the Debenture received by such Holder. Similarly, a Holder who receives a principal payment with respect to a Debenture will recognize gain or loss equal to the difference between the amount of the payment and his or her adjusted basis in the Debenture or portions thereof that are satisfied by such payment. Except as discussed above with respect to market discount, any such gain or loss will be capital gain or loss (provided the Debenture is held as a capital asset) and will be long-term or short-term depending on whether the Debenture has been held for more than one year.

Backup Withholding

A Holder may, under certain circumstances, be subject to “backup withholding” with respect to “reportable payments.” This withholding generally applies if a Holder (i) fails to furnish HSF with its taxpayer identification number (“TIN”), (ii) furnishes HSF an incorrect TIN, (iii) fails to report properly interest, dividends or other “reportable payments” as defined in the Code or (iv) under certain circumstances, fails to provide HSF with a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding will not apply, however, with respect to certain payments made to Holders, including payments to certain exempt recipients (such as exempt organizations) and to certain foreign investors. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining the exemption.

State Income Tax Consequences

In addition to the federal income tax consequences described above, you should also consider the state income tax consequences of the acquisition, ownership, and disposition of the Debentures. State income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state. Therefore, you should consult your own tax advisors with respect to the various state tax consequences of an investment in the Debentures.

Future Tax Legislation; Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the Service, or judicial decisions may adversely affect the federal income tax aspects of an investment in Debentures, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to an investment in Debentures are complex and are subject to varying interpretations. There can be no assurance that the Service will agree with each position taken by HSF with respect to the tax treatment of Debentures. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Holders will vary with the particular circumstances of each Holder and, in reviewing this Offering Circular and any exhibits hereto, these matters should be considered.

Accordingly, each prospective investor must consult with and rely solely on its own professional tax advisors with respect to the tax results of its investment in Debentures. In no event will HSF, or its affiliates, counsel, or other professional advisors be liable to any investor for any federal, state, local or foreign tax consequences of an investment in Debentures, whether or not such consequences are as described above.

The foregoing is a summary of some of the important tax rules and considerations affecting potential investors in Debentures. This summary does not purport to be a complete analysis of all relevant tax rules and considerations, which will vary with the particular circumstances of each investor, nor does it purport to be a complete listing of all potential tax risks inherent in purchasing or holding Debentures. The foregoing does not address tax considerations affecting investors that are not U.S. persons. Each prospective investor in Debentures is urged to consult its own tax advisor in order to understand fully the federal, state, local, and any foreign tax consequences of such an investment in its particular situation.

ERISA CONSIDERATIONS

The acquisition of the Debentures by pension, profit-sharing or other employee benefit plans that are subject to Title I of ERISA, individual retirement accounts, Keogh Plans and other plans covered by Section 4975 of the Code and entities deemed to hold the plan assets of the foregoing (each, a “Plan”) may be subject to Section 406 of ERISA and Section 4975 of the Code which prohibit a Plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Plan. ERISA also requires that fiduciaries of a Plan subject to ERISA make investments that are prudent, diversified (except if prudent not to do so) and in accordance with governing plan documents.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (each an “Other Plan Investor”) are not subject to the ERISA or Section 4975 of the Code prohibited transaction or ERISA fiduciary responsibility requirements; however, such plans may be subject to substantially similar federal, state or local law or non-U.S. restrictions.

Certain transactions involving the Company might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Plan that purchased the Debentures if assets of the Company were deemed to be assets of a Plan. Under a regulation issued by the United States Department of Labor (the “Regulation”) and Section 3(42) of ERISA, the assets of the Company would be treated as plan assets of a Plan for purposes of ERISA and the Code only if the Plan acquired an “equity interest” in the Company and none of the exceptions to plan asset treatment contained in the Regulation, as effectively amended by Section (3)(42) of ERISA, were applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

Purchases of Debentures

Although there is little guidance on the subject, we believe that the Debentures should be treated as indebtedness without substantial equity features for purposes of the Regulation. This determination is based in part upon the traditional debt features of the Debentures, including the reasonable expectation of purchasers of such Debentures that they will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. Based upon the foregoing and other considerations, and subject to the considerations described below, the Debentures may be acquired by a Plan.

However, without regard to whether the Debentures are treated as an equity interest for purposes of the Regulation, the acquisition or holding of Debentures by or on behalf of a Plan could be considered to give rise to a prohibited transaction if we or any of our affiliates are or become a party in interest or a disqualified person with respect to such Plan. In such case, certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the Debentures by a Plan depending on the type and circumstances of the Plan fiduciary making the decision to acquire such Debentures. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 90-1, regarding investments by insurance company pooled separate accounts; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 96-23, regarding transactions affected by “in-house asset managers”; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” In addition to the class exemptions listed above, there is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Plan and a person or entity that is a party in interest to such Plan solely by reason of providing services to a Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the plan involved in such transaction), provided that there is adequate consideration for the transaction. Even if the conditions described in one or more of these exemptions are met, the scope of relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the Debentures and prospective purchasers that are Plans should consult with their advisors regarding the applicability of any such exemption.

By acquiring a Debenture (or any interest therein), each purchaser will be deemed to represent, warrant and covenant that either (1) it is not a Plan and it is not acquiring such Debentures with the assets of a Plan nor is it an Other Plan Investor subject to any federal, state, local, non-U.S. or other law that is substantially similar to Title I of ERISA or Section 4975 of the Code and it is not acquiring such Debenture with the assets of an Other Plan Investor, or (2) the acquisition, holding and disposition of such Debentures will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a nonexempt violation under any federal, state, local, non-U.S. or other substantially similar law.

In addition, if a Debenture (or any interest therein) is acquired by a Plan or is acquired with “plan assets” of any Plan within the meaning of the Regulation and Section 3(42) of ERISA, then the Plan, and the fiduciary of the Plan acquiring the Debenture on behalf of the Plan or with such plan assets (the (“Independent Plan Fiduciary”) will be deemed to represent, warrant and covenant that the decision to acquire the Debenture (or interest therein) has been made by the Independent Plan Fiduciary and the Independent Plan Fiduciary is an “independent fiduciary with financial expertise” as described in 29 C.F.R. Section 2510.3-21(c)(1). Specifically, this requires the Plan and Independent Plan Fiduciary to represent and warrant that:

1.        The Company and their respective affiliates (collectively, the (“Transaction Parties”) have not provided nor will provide advice with respect to the acquisition of the Debenture (or interest therein) by the Plan, other than to the Independent Plan Fiduciary which is independent of the Transaction Parties, and the Independent Plan Fiduciary either:

•	is a bank as defined in Section 202 of the U.S. Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a U.S. state or U.S. federal agency;

•	is an insurance carrier which is qualified under the laws of more than one U.S. state to perform the services of managing, acquiring or disposing of assets of a plan;

•	is an investment adviser registered under the Advisers Act, or, if not registered an as investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the U.S. state in which it maintains its principal office and place of business;

•	is a broker-dealer registered under the U.S. Securities Exchange Act of 1934, as amended; or

•	holds, or has under its management or control, total assets of at least U.S. $50 million (provided that this clause (e) shall not be satisfied if the Independent Plan Fiduciary is an individual directing his or her own individual retirement account or plan account or relative of such individual);

2.       The Independent Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by the Plan of the Debenture (or interest therein);

3.       The Independent Plan Fiduciary is a “fiduciary” with respect to the Plan within the meaning of Section 3(21) of ERISA, Section 4975 of the Internal Revenue Code, or both, and is responsible for exercising independent judgment in evaluating the Plan’s acquisition of the (or interest therein);

4.       None of the Transaction Parties has exercised any authority to cause the Plan to invest in the Debentures (or interest therein) or to negotiate the terms of the Plan’s investment in the Debentures (or interest therein); and

5.       The Independent Plan Fiduciary has been informed by the Transaction Parties:

•	that none of the Transaction Parties are undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the Plan’s acquisition of the Debentures (or interest therein); and

•	of the existence and nature of the Transaction Parties’ financial interests in the Plan’s acquisition of the Debenture (or interest therein).

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that any fiduciary of a Plan or Other Plan Investor or other person who proposes to use assets of any Plan or Other Plan Investor to acquire the Debentures should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA, Section 4975 of the Code, and any applicable similar laws to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code, or any applicable similar laws.

The sale of Debentures to a Plan or another Plan Investor is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Plans or Other Plan Investors generally or by a particular Plan or Other Plan Investor, or that this investment is appropriate for Plans or Other Plan Investors generally or any particular Plan or Other Plan Investor.

Prospective Plan investors and Other Plan Investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any other substantially similar applicable law, the effect of the assets of the issuer being deemed “plan assets” and the applicability of any applicable exemption prior to making an investment in the Debentures. Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the Debentures is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

DESCRIPTION OF OUR DEBENTURES

General

We are offering eight percent (8%) interest-bearing Debenture with interest payable quarterly on or about January 15, April 15, July 15 and October 15 of each year until maturity. It is anticipated that the proceeds of this Offering will be used to, among other things: (1) provide acquisition, bridge, and construction financing on a value-add basis to Borrowers for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States, (2) make advances of funds to protect its investments in the existing Financings if a borrower defaults on mortgage payments to cover various costs and expenses resulting from such default, including legal fees, in enforcing and pursuing our rights and remedies under the loan documents and to provide protective advances to complete the construction of the property in the unlikely event that HSF forecloses on the Project, (3) pay down amounts due under Bank Loans and (4) pay costs associated with the management and making of the Financings and this Offering. The following summary of certain terms of the Debentures does not purport to be complete and is subject to and qualified in its entirety by reference to the Debenture Purchase Agreement, pursuant to which the Debentures will be issued, and the form of Debenture, copies of which are filed as exhibits to the offering statement of which this Offering Circular is a part.

Interest

 The Debentures will bear interest at a rate of eight percent (8%) per annum, paid quarterly. All computations of the interest rate under the Debentures will be made on the basis of a 360-day year of twelve 30-day months and calculated based on the actual number of days elapsed. In the event that any interest rate provided under the Debentures are determined to be unlawful, such interest rate will be computed at the highest rate permitted by applicable law. Any payment by the investor of any interest amount in excess of that permitted by law will be considered a mistake, with the excess to be applied to the principal amount without prepayment premium or penalty.

Maturity

 Each Debenture will mature on December 31, 2022 (the “Maturity Date”), upon which date the Holders will be repaid principal and accrued interest in cash funds.

We reserve the right to incur additional indebtedness related to the Projects, which if incurred, may rank senior to the Debentures. The Debentures’ principal and interest will be payable from cash flow generated by the repayment and/or liquidation of the Outstanding Loan portfolio, including the Financings, after operating expenses and debt service on the Bank Loans, or from the proceeds of new corporate indebtedness.

Optional Redemption

We may redeem the Debentures, in whole or in part, at any time or from time to time, prior to the Maturity Date after giving at least 30 days’ written notice to the Holders. The redemption price will equal 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon, if any. If less than all the Debentures are to be redeemed, the Debentures will be redeemed on a pro rata basis with respect to such Debentures identified by HSF, in its sole discretion, to be redeemed.

Redemption at the Option of Holders

Each month, beginning January 1, 2019 and continuing through the Maturity Date, the Holders will have the right to cause us to redeem all, but not less than all, of the Holders’ Debentures.  To effect a redemption, a Holder (the “Redeeming Holder”) must submit a written request to HSF for the redemption of its Debentures not later than the 15th day of the month in which the Redeeming Holder desires to have its Debentures redeemed.  Within five business days following the end of each month, we will notify each Redeeming Holder as to whether such Holder’s request for redemption has been accepted.  The Company will redeem up to 5% of the aggregate principal amount of the Debentures each year (the “Maximum Amount”), but may, in its sole and absolute discretion, redeem Debentures in excess of such amount.  If, at the end of any month, the aggregate amount of Debentures for which redemptions have been requested exceeds the Maximum Amount for the applicable calendar year, the Company will accept redemptions in the order the redemption requests were received (pursuant to the notice requirements of the Debenture Purchase Agreement) up to the Maximum Amount; provided, however, that redemption requests resulting from the death of a Holder will be given priority regardless of the date received.  Interest will cease to accrue on the Debentures on the last day of the month following the month in which an accepted redemption request was received (the “Redemption Payment Date”).  The redemption price for each redeemed Debenture will be 96% of the principal amount of such Debenture, plus accrued and unpaid interest up to and including the Redemption Payment Date.  The redemption price will be paid to the Redeeming Holder on or about the Redemption Payment Date.   Any Debentures not accepted for redemption will continue to be outstanding and accrue interest pursuant to their terms.

HSF may at its sole and absolute discretion notify all other Holders that redemption requests have been received to determine whether any such other Holders are interested in acquiring the Debenture requested to be redeemed. We will provide the Redeeming Holder with the contact information for any Holders that notify HSF of their desire to purchase the Debentures to be redeemed, on a first come, first served basis. Any agreement to purchase must be reached between the Holders, and HSF will not otherwise assist in effecting the transaction. Changes in ownership of any Debenture must be promptly reported to us.

Covenants

The Debenture Purchase Agreement contains certain covenants relating to the operation of HSF, including the obligation to pay the Debentures, requiring us and our Manager to conduct our business in compliance with all applicable laws, requiring us to maintain our existence as a limited liability company, limiting our ability to merge or consolidate with another entity and certain restrictions on the ability of Hall Structured Finance II, LLC to make distributions to its member.

Events of Default

You will have rights if an Event of Default occurs with respect to the Debentures and the Event of Default is not cured, as described in the form of Debenture:

The term “Event of Default” with respect to the Debentures means any of the following:

•	We do not pay the principal of any Debenture on its due date.

•	We do not pay interest on any Debenture when due, and such default is not cured within 30 days.

•	We make distributions to members of Hall Structured Finance II LLC that cause the consolidated member equity of Hall Structured Finance II, LLC and its subsidiaries to be less than $75 million.

•	We remain in breach of any other covenant with respect to the Debenture for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by holders of at least 50.1% of the principal amount of the Debentures.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 60 days.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, holders of at least 25% in principal amount of the Debentures may declare the entire principal amount of all the Debentures to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Debentures.

You are entitled at any time to bring a lawsuit for the payment of money due on your Debentures on or after the due date; provided, however, that the holders of a majority of the principal amount of the Debentures may negotiate and enter into a settlement, payment schedule or other arrangement (including, without limitation, the reduction or increase in interest and principal due to the holders, the modification of the manner, place or terms of payment and the release or discharge of any claims, fees or amounts due to the holders) on behalf of all holders during the course of any suit, proceeding or otherwise.

 Holders of a majority in principal amount of the Debentures may waive any past defaults other than a default:

•	in the payment of principal, any premium or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder of the Debentures.

The holders of at least a majority in principal amount of the Debentures may agree in writing to postpone the payment of interest on the Debentures for up to three years from the original due date without any penalty or interest thereon.

Each year, we will furnish to the Holders a written statement of certain of our officers certifying that to their knowledge we are in compliance with the terms of the Debentures or else specifying any default.

Merger, Consolidation or Sale of Assets

Under the terms of the Debentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity.

Modification or Waiver

There are two types of changes we can make to the Debentures:

Changes Requiring Your Approval

First, there are changes that we cannot make to the Debentures without approval from each affected Holder. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on the Debentures;

•	reduce any amounts due on the Debentures;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	change the place or currency of payment on the Debentures;

•	impair your right to sue for payment;

•	adversely affect any rights to convert or exchange any Debenture in accordance with its terms;

•	reduce the percentage of Holders of Debentures whose consent is needed to waive to waive certain defaults; and

•	modify any other material aspects of the provisions of the Debentures dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants.

 Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Debentures. This type is limited to clarifications, or to any provision of this “Description of Debentures,” and certain other changes that would not adversely affect holders of the Debentures in any material respect.

HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase Debentures who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire Offering Circular and any supplements accompanying this Offering Circular.

•	Complete and execute a copy of the Subscription Agreement. A specimen copy of the Subscription Agreement, including instructions for completing it, is included in this Offering Circular as Appendix A.

•	Provide ACH instructions to us for the full purchase price of our Debentures being subscribed for.

By executing the Subscription Agreement and paying the total purchase price for our Debentures subscribed for, each investor agrees to accept the terms of the Subscription Agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for Debentures does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

Minimum Purchase Requirements

You must initially purchase at least four $20,000. If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $5,000. However, we may revise the minimum purchase requirements in the future.

LEGAL MATTERS

Certain legal matters, including the validity of Debentures offered hereby, have been passed upon for us by Winston & Strawn LLP.

INDEPENDENT AUDITORS

The financial statements of Hall Structured Finance II, LLC for the years ended December 31, 2016 and 2015 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report included in this Offering Circular, and have been included in this Offering Circular in reliance on such report, given on authority of said firm in auditing and accounting.

The financial statements of Hall Structured Finance II, LLC for the nine-month periods ended September 30, 2017 and 2016 have been reviewed by KPMG LLP, an independent registered public accounting firm, and have been included in this Offering Circular. Its report is available upon request.

ADDITIONAL INFORMATION

 We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This Offering Circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Hall Structured Finance II, LLC

c/o Mark Blocher

2323 Ross Avenue

Suite 200

Dallas, Texas 75201

www.hallstructuredfinance.com

214-269-9517

Within 120 days after the end of each fiscal year we will electronically provide to our members of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to members. The Company does not intend to send paper copies out of its reports unless requested in writing by a Holder.

We also maintain a website at www.hallstructuredfinance.com where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this Offering Circular.

PART F/S

FINANCIAL STATEMENTS

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Consolidated Financial Statements

Nine-Month Periods ended September 30, 2017 and 2016

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	September 30, 2017	December 31, 2016
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$58,754,118	2,673,536
Marketable securities (note 2)	20,807,197	—
Accounts receivable	214,356	27,006
Interest receivable	320,952	3,662,402
Other current assets	3,490	1,885
Mortgage loans receivable, net– current (note 3)	66,075,272	22,087,353
Total current assets	146,175,385	28,452,182
Mortgage loans receivable, net (note 3)	31,240,613	56,628,958
Affiliated note receivable (note 5(d))	—	1,885,985
Total assets	$177,415,998	86,967,125

Liabilities and Member’s Capital
Current liabilities:
Accounts payable and other current liabilities	$926,947	932,531
Loans payable, net – current (note 4)	50,626,620	—
Total current liabilities	51,553,567	932,531
Loans payable, net (note 4)	19,910,440	39,620,805
Total liabilities	71,464,007	40,553,336
Commitments and contingencies (note 6)

Total Hall Structured Finance II, LLC capital	102,688,537	44,269,394
Noncontrolling interest	3,263,454	2,144,395
Total member's capital	105,951,991	46,413,789
Total liabilities and member's capital	$177,415,998	86,967,125

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

(unaudited)

	For the Nine-month Periods Ended
	September 30
	2017	2016

Net interest income:
Interest income	$8,276,097	7,920,025
Interest expense	2,229,090	1,414,911
Net interest income	6,047,007	6,505,114
Noninterest income:
Other income	167,183	34,074
Total noninterest income	167,183	34,074

Noninterest expense:
Management fee (note 5(a))	2,250,000	-
General and administrative	550,580	1,631,192
Total noninterest expense	2,800,580	1,631,192
Net income, before noncontrolling interest	3,413,610	4,907,996
Less net income attributable to noncontrolling interest	(206,745)	(400,673)
Net income attributable to Hall Structured Finance II, LLC	$3,206,865	4,507,323

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member's Capital

(Unaudited)

	Total Hall Structured Finance II, LLC capital	Noncontrolling Interest	Total Member's Capital

Balances – December 31, 2015	$17,095,334	2,037,919	19,133,253

Contributions	18,834,301	570,000	19,404,301
Distributions	-	(517,500)	(517,500)
Net income	4,507,323	400,673	4,907,996
Balances – September 30, 2016	$40,436,958	2,491,092	42,928,050

Balances – December 31, 2016	$44,269,394	2,144,395	46,413,789

Contributions	55,574,158	1,270,000	56,844,158
Distributions	(361,880)	-	(361,880)
Sale of investment in Hall CA-NV, LLC (note 3(a))	-	(357,686)	(357,686)
Net income	3,206,865	206,745	3,413,610
Balances – September 30, 2017	$102,688,537	3,263,454	105,951,991

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine-month Periods Ended
	September 30
	2017	2016

Net income	$3,413,610	4,907,996
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(1,431,827)	(867,396)
Amortization of deferred loan costs	296,166	359,246
Change in assets and liabilities:
Restricted cash	-	333,780
Accounts receivable	(187,350)	4,557
Interest receivable	(702,920)	(2,154,276)
Other current assets	(1,605)	250,747
Accounts payable and other current liabilities	(1,616)	(216,029)
Net cash provided by operating activities	1,384,458	2,618,625

Receipt of loan commitment fees	3,838,199	1,107,775
Receipt of affiliated receivable	1,524,105	-
Sale of investment in Hall CA-NV, LLC (note 3(a))	26,898,182	-
Repayment of mortgage loans receivable	49,734	23,616,307
Increase in mortgage loans receivable	(44,271,146)	(35,521,114)
Net cash used in investing activities	(11,960,926)	(10,797,032)

Increase in loans payable	30,746,570	20,181,526
Repayment of loans payable	-	(29,582,445)
Payment of deferred loan costs	(126,481)	(292,501)
Capital contributions	36,036,961	19,404,301
Capital distributions	-	(517,500)
Net cash provided by financing activities	66,657,050	9,193,381

Net increase in cash and cash equivalents	56,080,582	1,014,974
Cash and cash equivalents – beginning of period	2,673,536	2,543,677
Cash and cash equivalents – end of period	$58,754,118	3,558,651

Supplemental disclosures:
Interest paid	$1,792,477	1,028,535
Increase in marketable securities via capital contribution (note 2)	20,807,197	-
Reduction in affiliated note receivable via deemed capital distribution (note 5(d))	361,880	-
Reduction in interest receivable via sale of Hall CA-NV, LLC (note 3(a))	4,044,370	-
Reduction in mortgage loans receivable via sale of Hall CA-NV, LLC (note 3(a))	23,215,466	-
Reduction in accounts payable and other current liabilities via sale of Hall CA-NV, LLC (note 3(a))	3,968	-

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood, Ltd. (HPI), its sole member. HSF II was formed for the purpose of acting as a private real estate lender, providing capital to third party borrowers in the form of first mortgages, second mortgages, mezzanine loans, and preferred equity structured finance loans, via its controlling interest in its subsidiaries.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP). The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company does not have any items of other comprehensive income or loss in any period presented.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income (loss) is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(f)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g)	Marketable Securities

The Company’s marketable securities comprise investments in mutual funds and individual company stocks. Management classifies its debt and equity securities as available for sale based on their intent. Securities classified as available for sale are recorded at fair value, with unrealized gains and losses excluded from earnings and recorded as other comprehensive income (loss). Realized gains and losses on the sale of marketable securities are determined using the specific identified cost basis.

Management reviews its investment portfolio on an annual basis to determine whether any event or economic circumstance has occurred to indicate if any security is impaired. An unrealized loss exists when the current fair value of a security is less than its amortized cost. Any security with an unrealized loss could result in an impairment. If the Company has made a decision to sell an impaired security or if it is more-likely than-not that the Company will be required to sell an impaired security, than an other than temporary impairment loss would be recorded through income.

(h)	Mortgage Loans Receivable

Mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment fees. The Company’s mortgage loans receivable is primarily comprised of real estate construction loans secured by the borrower’s underlying real estate property. The repayment of the loans is dependent on the borrower’s sale of the property, the availability of permanent financing to the borrower upon completion of the property and its improvements, or the successful operation of the borrower’s business and the sufficiency of collateral. The Company’s mortgage loans receivable has increased credit risk as a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the risks that improvements will not be completed on time in accordance with specifications and projected costs, and the ultimate sale or rental of the property may not occur as anticipated.

Loan commitment fees are amortized over the life of the loan using the straight-line method, which approximates the effective interest method. Accretion of loan commitment fees totaled $1,431,827 and $867,396 for the nine months ended September 30, 2017 and 2016, respectively, which are included in interest income in the accompanying consolidated statements of operations.

At September 30, 2017 and 2016, the Company had $4,789,005 and $2,365,936, respectively, of deferred loan commitment fees, included in mortgage loan receivables in the accompanying consolidated balance sheets are reflected net of the unamortized interest income noted above.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(i)	Nonaccrual Loans

Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At September 30, 2017 and December 31, 2016, management determined that no loans met the nonaccrual classification. On January 1, 2017, the mortgage loan receivable held by Hall CA-NV, LLC was placed on nonaccrual. In September 2017, HSF II sold its interest in Hall CA-NV, LLC (note 3(a)). During the nine-month period ended September 30, 2017, the Company recognized interest income on a cash basis in the amount of $836,985.

(j)	Impairment and Allowance for Loan Losses

Mortgage loans receivables are considered “impaired” when, based on current information and/or events, it is probable the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s effective interest rate. Generally, when the fair value of the collateral, net of the estimated costs to sell, or the present value of the expected cash flows is less than the recorded investment in the loan, any shortfall is promptly charged off.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income, and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. At September 30, 2017 and 2016, management determined that no loans were considered impaired, no loan loss provision or related allowance was necessary, and that all loans were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances.

(k)	Deferred Loan Costs

Deferred loan costs represent commitment fees, legal, and other third-party costs associated with obtaining commitments for financing, which result in a closing of such financing. Deferred loan costs are deferred and amortized over the life of the loan using the straight-line method, which approximates the effective interest method, and are presented as a direct deduction from the related debt liability in the accompanying consolidated balance sheets. Amortization of deferred loan costs totaled $296,166 and $359,246 for the nine months ended September 30, 2017 and 2016, respectively, which are included in interest expense in the accompanying consolidated statements of operations. At September 30, 2017 and 2016, accumulated amortization of deferred loan costs was $565,649 and $519,150, respectively.

(l)	Revenue Recognition and Accounts Receivable

Interest and other related income were recognized when earned, except as noted in Note (1)(i) above. Accounts receivable are reduced by an allowance for estimated uncollectable amounts. The Company determines the allowance by considering a number of factors, including length of time accounts receivable are past due, the previous loss history of the Company, and condition of the general economy and the industry as a whole. Accounts are written off when it is determined the receivable will not be collected. At September 30, 2017 and 2016, there was no allowance for doubtful accounts.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations is allocated directly to the member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at September 30, 2017. The Company’s federal income tax returns for the years 2014 through 2016 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

(2)	Marketable Securities

The marketable securities were assigned by HPI to the Company on September 30, 2017. At September 30, 2017, the fair value of the marketable securities is $20,807,197, which is measured utilizing Level 1 inputs. The Company had no realized gains or losses on the sale of marketable securities during the nine-month periods ended September 30, 2017 and 2016.

(3)	Mortgage Loans Receivable, Net

Mortgage loans receivable outstanding at September 30, 2017 and 2016 are as follows:

			Maturity	September 30,	September 30,
Note holder		Rate	Date	2017	2016
a.	Cal-Neva	LIBOR plus 8.75%, plus 5% default interest, if applicable (14.27% at September 30, 2016)	October 2017	$—	21,792,441
b.	Orlando	LIBOR plus 8.75% (9.99% and 9.27% at September 30, 2017 and and 2016, respectively)	June 2018	21,828	1,115
c.	Bay Harbor Island	LIBOR plus 8.75% (9.99% and 9.27% at September 30, 2017 and 2016, respectively)	July 2018	21,690,467	10,838,241
d.	Hilo	LIBOR plus 8.75% (9.99% and 9.27% at at September 30, 2017 and 2016, respectively)	September 2018	18,096,325	13,960,071
e.	College Station	LIBOR plus 8.75% (9.99% and 9.27% at at September 30, 2017 and 2016, respectively)	July 2018	26,266,652	12,849,082
f.	Kennesaw	13% on first $700,000, LIBOR plus 8.75% thereafter (13.00% at September 30, 2017, and 2016 and 9.99% and 9.27% at September 30, 2017, and 2016, respectively)	October 2018	11,773,895	2,663,298
g.	Milwaukee	LIBOR plus 8.75% (9.99% and 9.27% at September 30, 2017 and 2016 respectively)	August 2019	7,591,067	1,012

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

Mortgage loans receivable outstanding at September 30, 2017 and 2016 (continued):

			Maturity	September 30,	September 30,
Note holder		Rate	Date	2017	2016
h.	Ft. Lauderdale	LIBOR plus 8.75% (9.99% and 9.27% at September 30, 2017 and 2016 respectively)	September 2019	10,545,562	3,482,727
i.	Miami	LIBOR plus 8.75% (9.99% at September 30, 2017)	November 2019	359,361	—
j.	Kissimmee	LIBOR plus 8.75% (9.99% at September 30, 2017)	February 2020	1,059	—
k.	Newark	LIBOR plus 8.75% (9.99% at September 30, 2017)	March 2020	2,480,509	—
l.	Quad Cities	LIBOR plus 8.75% (9.99% at September 30, 2017)	April 2020	6,778	—
m.	Napa	LIBOR plus 10.00% (11.23% at September 30, 2017)	June 2021	1,020	—
n.	Sonoma	LIBOR plus 10.00% (11.23% at September 30, 2017)	September 2021	1,007	—
o.	Menlo Park	LIBOR plus 8.75% (9.99% at September 30, 2017)	October 2020	3,268,361	—
p.	Mesa	LIBOR plus 9.00% (10.24% at September 30, 2017)	October 2020	1,000	—

Mortgage loans receivable, gross				102,104,890	65,587,987

Less loan commitment fees				(4,789,005)	(2,365,936)

Mortgage loans receivable, net of loan commitment fees				97,315,885	63,222,051

Less current portion				(66,075,272)	—

Mortgage loans receivable, net				$31,240,613	63,222,051

a.	Hall CA-NV, LLC (Cal-Neva), effectively 97.33% owned and consolidated by the Company prior to the sale of interest discussed below, holds a first mortgage construction loan, which provided for a maximum loan amount of $29,000,000, secured by the 191-room Cal-Neva Resort Spa & Casino located in Crystal Bay, Nevada and Placer County, California. In January 2016, there was an event of default on the loan. In July 2016, the borrower filed for protection under Chapter 11 of the US Bankruptcy. HSF II sold its interest in Cal-Neva in September 2017 to an affiliate for $26,898,182, which represented the carrying basis of the HSF II’s investment in Cal-Neva on the transaction date. In connection with the sale, Cal-Neva was de-consolidated by the Company, which resulted in a $357,686 reduction in noncontrolling interest.

b.	Hall Orlando, LLC (Orlando), effectively 93.19% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $18,026,000, secured by a to be built 175-room Hyatt House by Hyatt that is being constructed in Orlando, Florida. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. The Company has advanced only $21,828 under the loan as of September 30, 2017 and is in the process of modifying and amending certain provisions of the loan including the maturity date and completion date for the underlying property.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

c.	Hall Bay Harbor Islands, LLC (Bay Harbor Islands), effectively 96.15% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $23,090,000, secured by a 96-room Esplendor Bay Hotel that is being constructed in Bay Harbor Island, Florida. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. The Company is in the process of amending the loan to provide for an extension of the underlying property completion date from August 31, 2017 to November 30, 2017.

d.	Hall Hilo, LLC (Hilo), effectively 94.23% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $18,500,000, secured by a 388-room Hilo Naniloa Hotel & Golf Club located in Hilo, Hawaii. The borrower is required to make monthly interest payments, replacement reserve deposits, and tax and insurance escrow deposits. Construction of the hotel was completed in the third quarter of 2017.

e.	Hall College Station, LLC (College Station), effectively 96.76% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $29,600,000, secured by a 432-unit student housing project located in College Station, Texas. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction was completed in the third quarter of 2017.

f.	Hall Kennesaw, LLC (Kennesaw), effectively 91.22% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $11,900,000, secured by a 100-room Hampton Inn and Suites that is located in Kennesaw, Georgia. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel was completed in the third quarter of 2017.

g.	Hall Milwaukee FP, LLC (Milwaukee), effectively 89.38% owned, holds a first lien mortgage construction loan, which provides for a maximum loan amount of $10,920,000, secured by a 112-unit Marriott Towne Place Suites located in Oak Creek (Milwaukee), Wisconsin. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed in the fourth quarter of 2017.

h.	Hall Ft. Lauderdale, LLC (Ft. Lauderdale), effectively 96.66% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $35,575,000, secured by a 12-story condo tower for 129 residences located in Ft. Lauderdale, Florida. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the condominium building is expected to be completed in the fourth quarter of 2018.

i.	Hall Miami, LLC (Miami), effectively 94.39% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $19,965,000, secured by a 190-room hotel located near the Miami International Airport in Miami, Florida. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed in the fourth quarter of 2018.

j.	Hall Kissimmee, LLC (Kissimmee), effectively 97.03% owned, a consolidated subsidiary, holds first mortgage construction loan which provides for a maximum loan amount of $37,650,000, secured by a 326-luxury rental apartment unit in Kissimmee, Florida. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the multi-family property is expected to be completed by first quarter of 2019.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

k.	Hall Newark, LLC (Newark), effectively 92.38% owned a consolidated subsidiary, holds a first mortgage construction loan which provides for a maximum loan amount of $14,700,000, secured by a 125-room Springhill Suites by Marriott in Newark, Delaware. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed by second quarter of 2018.

l.	Hall Quad Cities, LLC (Quad Cities), effectively 100% owned a consolidated subsidiary, holds a first mortgage construction loan which provides for a maximum loan amount of $23,205,000, secured by a 233-room dual flagged Hyatt House and Hyatt Place Hotel located in East Moline, Illinois. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed by first quarter of 2019.

m.	Hall PacHos Napa, LLC (Napa), effectively owned 100%, holds a first mortgage construction loan which provides for a maximum loan amount of $19,800,000, secured by a 90-room Cambria Suites hotel located in Napa, California. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed by the fourth quarter of 2018.

n.	Hall PacHos Sonoma, LLC (Sonoma), effectively owned 100%, holds a first mortgage construction loan which provides for a maximum loan amount of $22,100,000, secured by a 135-room Cambria Suites hotel located in Sonoma, California. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed in the first quarter of 2019.

o.	Hall Menlo Park, LLC (Menlo Park), effectively owned 100%, holds a first mortgage construction loan which provides for a maximum loan amount of $26,000,000, secured by a 61-room boutique hotel located in Menlo Park, California. The borrower is required to make monthly interest payments through maturity and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed by the fourth quarter of 2018.

p.	Hall Mesa, LLC (Mesa), effectively owned 100%, holds a first mortgage construction loan which provides for a maximum loan amount of $17,300,000, secured by a 127-room Marriott Resident Inn hotel located in Mesa, Arizona. The borrower is required to make monthly interest payments through maturity, and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction of the hotel is expected to be completed by fourth quarter of 2018.

The stated maturities of mortgage loans receivable, without consideration of payments received subsequent to September 30, 2017, for the next four years are as follows:

Period ending September 30:
2018	$66,075,272
2019	30,269,885
2020	5,757,707
2021	2,026
$102,104,890

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(4)	Loans Payable, Net

Loans payable outstanding at September 30, 2017 and 2016 are as follows:

			Maturity	September 30,	September 30,
Note holder		Rate	date	2017	2016
a.	Bay Harbor Island	LIBOR plus 3.25% (4.49% and 3.77% at September 30, 2017 and 2016 respectively)	November 2018	16,545,053	8,072,638
b.	Hilo	LIBOR plus 3.25% (4.49% and 3.77% at September 30, 2017 and 2016 respectively)	November 2018	13,985,411	10,779,814
c.	Kennesaw	LIBOR plus 3.75% (4.98% at September 30, 2017)	December 2018	8,799,395	—
d.	College Station	LIBOR plus 3.50% (4.73% and 4.18% at September 30, 2017 and 2016 respectively)	July 2018	20,096,156	7,596,152
e.	Ft. Lauderdale	LIBOR plus 3.35% (4.59% and at September 30, 2017)	September 2019	8,069,108	—
f.	Milwaukee	LIBOR plus 3.25% (4.49% at September 30, 2017)	August 2019	3,570,140	—

Loans payable, gross				71,065,263	26,448,604

Less deferred loan costs				(528,203)	(550,895)

Loans payable, net of deferred loan costs				70,537,060	25,897,709

Less current portion				(50,626,620)	—

Loans payable, net				$19,910,440	25,897,709

a.	The Company has a loan providing for a maximum amount of $17,894,750, secured by the first mortgage receivable held by Bay Harbor Islands. The loan provides for monthly interest only payments

b.	The Company has a loan providing for a maximum amount of $14,337,500, secured by the first mortgage receivable held by Hilo. The loan provides for monthly interest only payments.

c.	The Company has a loan providing for a maximum amount of $8,925,500, secured by the first mortgage receivable held by Kennesaw. The loan provides for monthly interest only payments.

d.	The Company has a loan providing for a maximum amount of $22,200,000, secured by the first mortgage receivable held by College Station. The loan provides for monthly interest only payments.

e.	The Company has a loan providing for a maximum amount of $27,926,00, secured by the first mortgage receivable held by Ft. Lauderdale. The loan provides for monthly interest only payments.

f.	The Company obtained a loan providing for a maximum amount of $8,190,000, secured by the first mortgage receivable held by Milwaukee. The loan provides for monthly interest only payments.

The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants at September 30, 2017.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

The maturities of the loans payable for the next two years are as follows:

Period ended September 30:
2017	$50,626,620
2018	20,438,643
$71,065,263

(5)	Related-party Transactions

(a)	Management Fee

Through December 31, 2016, the Company recorded all general and administrative expenses directly. Effective January 1, 2017, the Company has employed and appointed HSF Holdings Management, LLC (the “Manager”), pursuant to the terms of a management agreement which provides for the Manager to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items payroll costs attributable to personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon (the Management Fee does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting  expenses).

(b)	Sale of Interest in Cal-Neva to HPI

HSF II sold its interest in Cal-Neva in September 2017 to HPI for $26,898,182, which represented the carrying basis of HSF II’s investment in Cal-Neva on the transaction date. In connection with the sale, Cal-Neva was de-consolidated by the Company, which resulted in a $357,686 reduction in noncontrolling interest. (note 3(a)).

(c)	Marketable Securities

The marketable securities were assigned by HPI to the Company on September 30, 2017. At September 30, 2017, the fair value of the marketable securities is $20,807,197, which is measured utilizing Level 1 inputs. The Company had no realized gains or losses on the sale of marketable securities during the nine-month periods ended September 30, 2017 and 2016. (note 1(g)).

(d)	Affiliated Note Receivable

The Company assigned a note receivable in September 2017 to HPI, having a balance of $361,880, from an affiliate which is developing and constructing a hotel. The note receivable had an interest rate of 6% and a stated maturity date of November 18, 2018. The note receivable had a balance of $1,885,985 at December 31, 2016, including accrued and unpaid interest.

(6)	Commitments and Contingencies

From time to time, the Company is subject to routine litigation incidental to its business. The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(7)	Subsequent Events

On October 6, 2017, Hall Charleston, LLC, a consolidated subsidiary, entered into a first mortgage construction loan which provides for a maximum loan amount of $17,250,000, secured by a 126-room Cambria Suites hotel in Charleston, South Carolina. The borrower is required to make monthly interest payments through maturity, November 1, 2020. Construction is expected to be completed by early 2019.

Other than the matters disclosed within the notes to the consolidated financial statements, no matters or circumstances have arisen through and including October 19, 2017, the date the consolidated financial statements were available to be issued, that require further recognition or disclosure.

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Independent Auditors’ Report

The Member

Hall Structured Finance II, LLC and its subsidiaries:

We have audited the accompanying consolidated financial statements of Hall Structured Finance II, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatements of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hall Structured Finance II, LLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

June 12, 2017

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2016 and 2015

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$2,673,536	2,543,677
Restricted cash	—	333,780
Accounts receivable	27,006	8,130
Interest receivable	3,662,402	473,047
Other current assets	1,885	254,636
Mortgage loans receivable, net – current	22,087,353	10,850,000
Total current assets	28,452,182	14,463,270
Mortgage loans receivable, net	56,628,958	40,707,623
Affiliated Note Receivable (note 4)	1,885,985	—
Total assets	$86,967,125	55,170,893

Liabilities and Member’s Capital
Current liabilities:
Accounts payable and other current liabilities	$932,531	805,757
Recourse loans payable, net – current	—	8,137,500
Total current liabilities	932,531	8,943,257
Recourse loans payable, net	39,620,805	27,094,383
Total liabilities	40,553,336	36,037,640
Commitments and contingencies (note 7)
Total capital attributable to Hall Structured Finance II, LLC	44,269,394	17,095,334
Noncontrolling interest	2,144,395	2,037,919
Total member’s capital	46,413,789	19,133,253
Total liabilities and member’s capital	$86,967,125	55,170,893

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2016 and 2015

	2016	2015
Interest income	$10,369,132	4,975,292

Interest expense:
Interest expense - recourse loans	1,887,086	966,997
Interest expense - affiliate	—	23,086
Total interest expense	1,887,086	990,083
Net interest income	8,482,046	3,985,209

Noninterest income:
Other income	34,101	53,585
Total noninterest income	34,101	53,585

Noninterest expense:
General and administrative	2,297,825	1,317,964
Total noninterest expense	2,297,825	1,317,964
Net income from continuing operations	6,218,322	2,720,830

Discontinued operations:
Loss from discontinued operations, including loss on impairment of real estate of $286,806 in 2015 (note 2)	—	(263,288)
Net income	6,218,322	2,457,542
Less net income attributable to noncontrolling interest	(459,141)	(147,482)
Net income attributable to Hall Structured Finance II, LLC	$5,759,181	2,310,060

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

Years ended December 31, 2016 and 2015

	Hall Structured		Total
	Finance II,	Noncontrolling	member’s
	LLC	interest	capital
Balances – December 31, 2014	$14,706,517	683,037	15,389,554

Contributions	78,757	1,470,000	1,548,757
Distributions	—	(262,600)	(262,600)
Net income	2,310,060	147,482	2,457,542

Balances – December 31, 2015	17,095,334	2,037,919	19,133,253

Contributions	21,414,879	570,000	21,984,879
Distributions	—	(922,665)	(922,665)
Net income	5,759,181	459,141	6,218,322

Balances – December 31, 2016	$44,269,394	2,144,395	46,413,789

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net income	$6,218,322	2,457,542
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(1,195,700)	(1,001,952)
Amortization of deferred loan costs	438,191	135,517
Loss on impairment of real estate (note 2)	—	286,806
Change in operating assets and liabilities:
Restricted cash	333,780	(207,743)
Accounts receivable	(18,876)	9,743
Interest receivable	(3,189,355)	(282,777)
Other current assets	252,751	(101,230)
Other long-term assets	—	40,933
Accounts payable and other current liabilities	126,774	537,095
Net cash provided by operating activities	2,965,887	1,873,934

Cash flows from investing activities:
Receipt of loan commitment fees	1,452,776	2,170,870
Net proceeds from the sale of real estate (note 2)	—	4,266,955
Repayment of mortgage loans receivable	23,616,306	9,555,000
Increase in mortgage loans receivable	(51,032,070)	(37,394,548)
Increase in Affiliated Note Receivable (note 4)	(1,885,985)	—

Net cash used in investing activities	(27,848,973)	(21,401,723)

Cash flows from financing activities:
Increase in recourse loans payable	34,051,614	23,601,535
Repayment of recourse debt	(29,582,444)	—
Repayment of loan payable to affiliate	—	(3,681,844)
Payment of deferred loan costs	(518,439)	(635,631)
Capital contributions	21,984,879	1,548,757
Capital distributions	(922,665)	(262,600)

Net cash provided by financing activities	25,012,945	20,570,217

Net increase in cash and cash equivalents	129,859	1,042,428

Cash and cash equivalents – beginning of year	2,543,677	1,501,249
Cash and cash equivalents – end of year	$2,673,536	2,543,677
Supplemental cash flow information:
Interest paid	$1,380,094	811,546

See accompanying notes to consolidated financial statements.

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood, Ltd., its sole member. HSF II was formed for the purpose of acting as a private real estate lender, providing capital to third party borrowers in the form of first mortgages, second mortgages, mezzanine loans, and preferred equity structured finance loans, via its controlling interest in its subsidiaries.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP). The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income (loss) is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(f)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g)	Mortgage Loans Receivable

Mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment fees. The Company’s mortgage loans receivable is primarily comprised of real estate construction loans secured by the borrower’s underlying real estate property. The repayment of the loans is dependent on the borrower’s sale of the property, the availability of permanent financing to the borrower upon completion of the property and its improvements, or the successful operation of the borrower’s business and the sufficiency of collateral. The Company’s mortgage loans receivable has increased credit risk as a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the risks that improvements will not be completed on time in accordance with specifications and projected costs, and the ultimate sale or rental of the property may not occur as anticipated.

Loan commitment fees are deferred and amortized over the life of the loan using the straight-line method, which approximates the effective interest method. Accretion of loan commitment fees totaled $1,195,700 and $1,001,952 for the years ended December 31, 2016 and 2015, respectively, which are included in interest income in the accompanying consolidated statements of operations. At December 31, 2016 and 2015, the Company had $2,382,633 and $2,125,557, respectively, of deferred loan commitments, which are included in mortgage loan receivables in the accompanying consolidated balance sheets.

(h)	Nonaccrual Loans

Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At December 31, 2016 and 2015, and for the years then ended, management determined that no loans met the nonaccrual classification.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(i)	Impairment and Allowance for Loan Losses

Mortgage loans receivables are considered “impaired” when, based on current information and/or events, it is probable the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s effective interest rate. Generally, when the fair value of the collateral, net of the estimated costs to sell, or the present value of the expected cash flows is less than the recorded investment in the loan, any shortfall is promptly charged off.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income, and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. At December 31, 2016 and 2015, management determined that no loans were considered impaired, no loan loss provision or related allowance was necessary, and that all loans were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances.

(j)	Real Estate

The Company classified real estate in accordance with the criteria of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) Topic 360-10, Property, Plant, and Equipment – Overall. Accordingly, real estate held and used or under development was carried at depreciated cost, net of reduction for impairment. Completed assets or land for sale in its present condition that meet ASC Topic 360-10’s “held-for-sale” criteria were classified as real estate held for sale. Major renewals and improvements were capitalized, while repair and maintenance costs were expensed as incurred. The Company disposed of its only real estate on September 17, 2015 (note 2).

Depreciation was computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 40 years.

Management routinely reviewed its real estate for impairment whenever events or changes in circumstances indicated that the carrying amount of real estate may not be recoverable. The amount of the impairment loss is calculated as the excess of the asset’s carrying value over its fair value less costs to sell, which is determined using a discounted cash flow analysis or market comparisons. No impairment was recorded during the year ended December 31, 2016. During the year ended December 31, 2015, the Company’s real estate asset had indicators of impairment; as such, management evaluated the real estate asset for impairment. As a result, the Company recorded a loss on impairment of real estate in the amount of $286,806 to reduce the carrying value of the real estate asset to its estimated fair value less costs to sell. The fair value less costs to sell measurement employed for the real estate asset was based on third-party information in nonactive markets, which fell within Level 2 of the fair value hierarchy.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(k)	Deferred Loan Costs

Deferred loan costs represent commitment fees, legal, and other third-party costs associated with obtaining commitments for financing, which result in a closing of such financing. Deferred loan costs are deferred and amortized over the life of the loan using the straight-line method, which approximates the effective interest method, and are presented as a direct deduction from the related debt liability in the accompanying consolidated balance sheets. Amortization of deferred loan costs totaled $438,191 and $135,517 for the years ended December 31, 2016 and 2015, respectively, which are included in interest expense – recourse loans in the accompanying consolidated statements of operations. At December 31, 2016 and 2015, accumulated amortization of deferred loan costs was $598,094 and $159,903, respectively.

(l)	Revenue Recognition and Accounts Receivable

Real estate and other related income were recognized when earned. Accounts receivable are reduced by an allowance for estimated uncollectable amounts. The Company determines the allowance by considering a number of factors, including length of time accounts receivable are past due, the previous loss history of the Company, and condition of the general economy and the industry as a whole. Accounts are written off when it is determined the receivable will not be collected. At December 31, 2016 and 2015, there was no allowance for doubtful accounts.

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations is allocated directly to the member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at December 31, 2016. The Company’s federal income tax returns for the years 2013 through 2015 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

(n)	Reclassifications

Certain 2015 balances have been reclassified to conform to the 2016 presentation.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(2)	Discontinued Operations

In accordance with ASC Topic 205, Presentation of Financial Statements, the Company generally reports the operating results for components disposed of, or for which they have classified as held for sale, in discontinued operations, if that disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

Real estate comprised the 82-room hotel and related space, furniture, fixtures, and equipment located in Prescott, Arizona (the Prescott Hotel). At the beginning of 2015, the Company determined the Prescott Hotel met ASC Topic 360-10’s “held-for-sale” criteria; as such, the Prescott Hotel was reclassified from real estate held and used to real estate held for sale. On September 17, 2015, the Company sold the Prescott Hotel to a third party at a sales price of $4,600,000, which resulted in net proceeds from the sale of real estate of $4,266,955. Management determined the sale of Prescott Hotel represented a strategic shift that will have a major effect on the Company’s operations and financial results; as such, the results of Prescott Hotel’s operations are included in discontinued operations in the accompanying consolidated statements of operations. The results of Prescott Hotel’s operations were as follows:

	2016	2015
Real estate income	$—	1,393,071
Total revenues	—	1,393,071
Real estate operating expenses	—	1,369,553
Loss on impairment of real estate	—	286,806
Total expenses	—	1,656,359
Loss from discontinued operations	$—	(263,288)

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(3)	Mortgage Loans Receivable, Net

Mortgage loans receivable outstanding at December 31, 2016 and 2015 are as follows:

		Origination	Maturity
Note holder	Rate	date	date	2016	2015
a. TP Suites	LIBOR plus 8.75% (8.99% at December 31, 2015)	August 2013	September 2016	$—	10,850,000
b. H2 Atlanta	LIBOR plus 8.75% (8.99% at December 31, 2015)	March 2014	April 2017	—	8,127,565
H2 Atlanta	LIBOR plus 9.75%, plus 5% default interest, if applicable (14.98% at December 31, 2015)	May 2015	April 2017	—	3,500,000
c. Cal-Neva	LIBOR plus 8.75%, plus 5% default interest, if applicable (14.36% and 8.99% at December 31, 2016 and 2015, respectively)	September 2014	October 2017	22,087,353	20,585,039
d. Orlando	LIBOR plus 8.75% (9.36% and 8.99% at December 31, 2016 and 2015, respectively)	June 2015	June 2018	2,147	1,040
e. Bay Harbor Island	LIBOR plus 8.75% (9.36% and 8.99% at December 31, 2016 and 2015, respectively)	July 2015	July 2018	14,758,293	6,796,398
f. Hilo	LIBOR plus 8.75% (9.36% and 8.99% at December 31, 2016 and 2015, respectively)	July 2015	September 2018	15,399,473	3,821,090
g. College Station	LIBOR plus 8.75% (9.36% and 8.99% at December 31, 2016 and 2015, respectively)	July 2015	July 2018	19,420,678	1,034
h. Kennesaw	13% on first $700,000, LIBOR plus 8.75% thereafter (13.00% at December 31, 2016 and 2015 and 9.36% and 8.99% at December 31, 2016 and 2015, respectively)	October 2015	October 2018	5,550,367	1,014
i. Milwaukee	LIBOR plus 8.75% (9.36% at December 31, 2016)	July 2016	August 2019	1,036	—
j. Ft. Lauderdale	LIBOR plus 8.75% (9.36% at December 31, 2016)	August 2016	September 2019	3,878,586	—
k. Miami	LIBOR plus 8.75% (9.36% at December 31, 2016)	October 2016	November 2019	1,011	—
Mortgage loans receivable, gross				81,098,944	53,683,180

Less loan commitment fees				(2,382,633)	(2,125,557)

Mortgage loans receivable, net of loan commitment fees				78,716,311	51,557,623

Less current portion				(22,087,353)	(10,850,000)

Mortgage loans receivable, net				$56,628,958	40,707,623

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

a.	Hall TP Suites, LLC (TP Suites), effectively 97.93% owned, held a first lien mortgage construction loan, which provided for a maximum loan amount of $10,850,000, secured by a 120-room TownPlace Suites located in Houston, Texas. The hotel’s construction was completed in 2015. The loan was paid in full in September 2016.

b.	Hall H2 Atlanta, LLC (H2 Atlanta), effectively 94.98% owned, held a first mortgage construction loan, which provided for a maximum loan of $9,350,000, secured by a 128-room Home2 Suites hotel located in Atlanta, Georgia. In May 2015, H2 Atlanta agreed to provide a second mortgage construction loan in the amount up to $3,500,000 to the existing borrower. Both mortgage loans were paid in full in July 2016, including prepayment penalties of $1,040,000, which are included in interest income in the accompanying consolidated statements of operations.

c.	Hall CA-NV, LLC (Cal-Neva), effectively 97.33% owned, holds a first mortgage construction loan, which provided for a maximum loan amount of $29,000,000, secured by the 191-room Cal-Neva Resort Spa & Casino located in Crystal Bay, Nevada and Placer County, California. In January 2016, there was an event of default on the loan and the loan has been accruing interest at the default rate as provided under the loan documents since that time. In July 2016, the borrower filed for protection under Chapter 11 of the US Bankruptcy. Cal-Neva has filed a motion to lift the automatic stay in order to allow Cal-Neva to proceed to foreclosure of the property. HSF II believes the value of the underlying collateral is in excess of the amounts due to Cal-Neva, including interest accruing at the default rate of interest.

d.	Hall Orlando, LLC (Orlando), effectively 93.19% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $18,026,000, secured by a to be built 175-room Hyatt House by Hyatt that is being constructed in Orlando, Florida. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits.

e.	Hall Bay Harbor Islands, LLC (Bay Harbor Islands), effectively 96.15% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $23,090,000, secured by a 96-room Esplendor Bay Hotel that is being constructed in Bay Harbor Island, Florida. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction is expected to be completed by June 30, 2017

f.	Hall Hilo, LLC (Hilo), effectively 94.23% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $18,500,000, secured by a 388-room Hilo Naniloa Hotel & Golf Club that is being constructed in Hilo, Hawaii. The borrower is required to make monthly interest payments, replacement reserve deposits, and tax and insurance escrow deposits. Construction is expected to be completed by May 30, 2017.

g.	Hall College Station, LLC (College Station), effectively 96.76% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $29,600,000, secured by a 432-unit student housing project that is being constructed in College Station, Texas. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction is expected to be completed by July 17, 2017.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

h.	Hall Kennesaw, LLC (Kennesaw), effectively 91.22% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $11,900,000, secured by a 100-room Hampton Inn and Suites that is being constructed in Kennesaw, Georgia. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction is expected to be completed by June 1, 2017.

i.	Hall Milwaukee FP, LLC (Milwaukee), effectively 89.38% owned, holds a first lien mortgage construction loan, which provides for a maximum loan amount of 10,920,000, secured by a 112-unit Marriott Towne Place Suites that is being constructed in Oak Creek (Milwaukee), Wisconsin. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction is expected to be completed by October 15, 2017.

j.	Hall Ft. Lauderdale, LLC (Ft. Lauderdale), effectively 96.66% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $35,575,000, secured by a 12-story condo tower for 129 residences that is being constructed in Ft. Lauderdale, Florida. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction is expected to be completed by October 2, 2018.

k.	Hall Miami, LLC (Miami), effectively 100% owned, holds a first mortgage construction loan, which provides for a maximum loan amount of $17,250,000, secured by a 190-room hotel that is being constructed near the Miami International Airport in Miami, Florida. The borrower is required to make monthly interest payments and, upon completion of construction, monthly replacement reserve and tax and insurance escrow deposits. Construction is expected to be completed by October 21, 2018.

The stated annual maturities of mortgage loans receivable, without consideration of payments received subsequent to year end, for the next three years are as follows:

Year ending December 31:
2017	$22,087,353
2018	55,130,958
2019	3,880,633
$81,098,944

(4)	Affiliated Note Receivable

The Company entered into a one year renewable revolving note receivable with an affiliate on November 4, 2016 (Affiliated Note Receivable). The Affiliated Note Receivable has an interest rate of 6% and can be drawn on until maturity on November 1, 2018. At December 31, 2016, the outstanding balance of the Affiliated Note Receivable was $1,885,985.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(5)	Recourse Loans Payable, Net

Loans payable outstanding at December 31, 2016 and 2015 are as follows:

		Origination	Maturity
Note holder	Rate	date	date	2016	2015
a. TP Suites	LIBOR plus 3.75% (4.25% at December 31, 2015)	December 2013	November 2016	$—	8,137,500
b. H2 Atlanta	LIBOR plus 2.95% (3.79% at December 31, 2015)	December 2014	December 2017	—	8,263,386
c. Cal-Neva	LIBOR plus 3.50% (3.19% December 31, 2015)	April 2015	October 2017	—	12,109,697
d. Bay Harbor Island	LIBOR plus 3.25% (3.87% and 3.50% at December 31, 2016 and 2015, respectively)	November 2015	November 2018	10,055,767	5,024,492
e. Hilo	LIBOR plus 3.25% (3.87% and 3.49% at December 31, 2016 and 2015, respectively)	November 2015	November 2018	10,779,814	2,314,448
f. Kennesaw	LIBOR plus 3.75% (4.52% at December 31, 2016)	April 2016	December 2018	1,906,673	—
g. College Station	LIBOR plus 3.50% (4.18% at December 31, 2016)	July 2016	July 2018	14,563,271	—
h. Ft. Lauderdale	LIBOR plus 3.35% (4.01% at December 31, 2016)	December 2016	September 2019	3,013,168	—
Recourse loans payable, gross				40,318,693	35,849,523

Less deferred loan costs				(697,888)	(617,640)

Recourse loans payable, net of deferred loan costs				39,620,805	35,231,883

Less current portion				—	(8,137,500)

Recourse loans payable, net				$39,620,805	27,094,383

a.	The Company obtained a loan providing for a maximum amount of $8,137,500 from a third-party lender, secured by the first mortgage receivable held by TP Suites. The loan was paid in full in September 2016.

b.	The Company obtained a loan in the original amount of $7,000,000 from a third-party lender, secured by the first mortgage receivable held by H2 Atlanta. The loan was amended in 2016 providing for an additional loan amount of $2,625,000. The amended loan was repaid in full in July 2016.

c.	The Company obtained a loan providing for a maximum amount of $20,000,000 from a third-party lender, secured by the first mortgage receivable held by Cal-Neva. The loan was repaid in full in July 2016.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

d.	The Company obtained a loan providing for a maximum amount of $17,894,750 from a third-party lender, secured by the first mortgage receivable held by Bay Harbor Islands. The loan provides for monthly interest only payments.

e.	The Company obtained a loan providing for a maximum amount of $14,337,500 from a third-party lender, secured by the first mortgage receivable held by Hilo. The loan provides for monthly interest only payments.

f.	The Company obtained a loan providing for a maximum amount of $8,925,500 from a third-party lender, secured by the first mortgage receivable held by Kennesaw. The loan provides for monthly interest only payments.

g.	The Company obtained a loan providing for a maximum amount of $22,200,000 from a third-party lender, secured by the first mortgage receivable held by College Station. The loan provides for monthly interest only payments.

h.	The Company obtained a loan providing for a maximum amount of $27,926,000 from a third-party lender, secured by the first mortgage receivable held by Ft. Lauderdale. The loan provides for monthly interest only payments.

The Company is subject to certain financial covenants under various recourse loans payable. The Company was in compliance with all financial covenants at December 31, 2016.

The annual maturities of the recourse loans payable for the next three years are as follows:

Year ending December 31:
2017	$—
2018	37,305,525
2019	3,013,168
$40,318,693

(6)	Loan Payable to Affiliate

The Company had a revolving note from an affiliate that provided maximum borrowing of $11,000,000. The revolving note had an interest rate of 1.79%, compounded monthly, and the Company could draw on the revolving note at any time until maturity in October 2022. During the year ended December 31, 2015, the Company paid down the revolving note in full.

(7)	Commitments and Contingencies

From time to time, the Company is subject to routine litigation incidental to its business. The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

(Continued)

HALL STRUCTURED FINANCE II, LLC

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(8)	Subsequent Events

On February 1, 2017, Hall Kissimmee, LLC, a consolidated subsidiary, entered into a first mortgage construction loan which provides for a maximum loan amount of $37,650,000, secured by a 326 luxury rental apartment units in Kissimmee, Florida. The borrower is required to make monthly interest payments through maturity, February 1, 2020. Construction is expected to be completed by October 1, 2019.

On February 13, 2017, Hall Newark, LLC, a consolidated subsidiary, entered into a first mortgage construction loan which provides for a maximum loan amount of $14,700,000, secured by a 125-room Springhill Suites by Marriott in Newark, Delaware. The borrower is required to make monthly interest payments through maturity, March 1, 2020. Construction is expected to be completed by May 13, 2018.

On March 27, 2017, Hall Quad Cities, LLC, a consolidated subsidiary, entered into a first mortgage construction loan which provides for a maximum loan amount of $23,205,000, secured by a 233-room dual flagged Hyatt House and Hyatt Place Hotel in East Moline, Illinois. The borrower is required to make monthly interest payments through maturity, April 1, 2020. Construction is expected to be completed by March 27, 2019.

Other than the matters disclosed within the notes to the consolidated financial statements, no matters or circumstances have arisen through and including June 12, 2017, the date the consolidated financial statements were available to be issued, that require further recognition or disclosure.

F-34

APPENDIX A

Hall structured finance II, LLC

SUBSCRIPTION DOCUMENTS

Hall Structured Finance II, LLC

Subscription Instructions

Please read carefully the Offering Circular dated January 12, 2018, and all exhibits and supplements thereto (the “Offering Circular”) before deciding to subscribe. Any terms not defined herein shall have the meanings ascribed such terms in the Offering Circular. Subscriptions to purchase 8% Debentures as defined in the Offering Circular (the “Debentures”) of Hall Structured Finance II, LLC (the “Company”) may be made only by means of the completion, delivery and acceptance of the subscription documents in this package (the “Subscription Documents”) by taking the following steps:

•	Complete the Subscription Documents, which include:

o	Subscriber Information Form: Complete all requested information;

o	Subscription Agreement: Date and sign the signature page. Note that subscriptions by individual retirement accounts (IRAs) require the signature of the qualified IRA custodian or trustee; and

o	IRS Form W-9: Complete and sign IRS Form W-9 to certify your tax identification number. If you are not a U.S. person, you must instead complete the appropriate IRS Form W-8. Attached hereto as Appendix B is the Form W-9 (Rev. October 2007) from the Department of the Treasury Internal Revenue Service. For the appropriate Form W-8 and an updated Form W-9, please go to www.irs.gov.

•	Deliver the completed Subscription Documents; and

•	Make payment of the Subscription Amount.

After completion of the above, the Company must accept the Subscription in order for Subscription Documents to be complete.

Additional information regarding these Subscription Documents and the subscription process is set out below.

Delivery Instructions. Subscription Documents should be delivered to the following address unless submitted electronically:

Hall Structured Finance II, LLC
c/o Conduent Securities Services, Inc.
12720 Hillcrest Road, Suite 115
Dallas, Texas 75230
Tel:	214.887.7699
Fax:	972.661.9003

All Subscription Documents will be returned to the Subscriber if this subscription is not accepted.

Privacy Policy	A-1

Subscription Payments; Closing Date. Payments for the amounts subscribed are allowed in $5,000 increments (not less than $20,000 total unless otherwise agreed in advance by the Company), are suggested to be made by wire transfer to an account designated by the Company, which shall initially be as shown below, but if you prefer to send a check please send to the address noted earlier in the Delivery Instructions section.

Wire Instruction:

To:	Hall Structured Finance II, LLC
Bank Name:	Texas Capital Bank
ABA No.:	111017979
Account No.:	1111204523
Reference:	Subscriber Name

Acceptance of Subscriptions. The acceptance of subscriptions is within the absolute discretion of the Company, which may require additional information prior to making a determination. The Company will seek to notify the Subscriber of its acceptance or rejection of the subscription prior to the date of subscription. If the subscription is rejected, the Company will promptly refund (without interest) to the Subscriber any subscription payments received by the Company.

Additional Information. For additional information concerning the Company or investment terms, prospective investors should contact Mark Blocher (telephone: (214) 269-9517) at the office of the Company.

A-2

Hall Structured Finance II, LLC

Privacy Policy

The Company takes precautions to maintain the privacy of personal information concerning the Company’s current and prospective individual Subscribers. These precautions include the adoption of certain procedures designed to maintain and secure such Subscribers’ nonpublic personal information from inappropriate disclosure to third parties. Federal regulations require the Company to inform Subscribers of this privacy policy.

The Company collects nonpublic personal information about its Subscribers from the following sources:

•	Information the Company receives from a Subscriber in these Subscription Documents or other related documents or forms;

•	Information about a Subscriber’s transactions with the Company, its affiliates, or others; and

•	Information the Company may receive from a consumer reporting agency.

The Company does not disclose any nonpublic personal information about its prospective, existing or former Subscribers to anyone, except as permitted or required by law and regulation.

The Company restricts access to nonpublic personal information about its Subscribers to those employees and agents of the Company who need to know that information in order to provide services to its Subscribers. The Company may also disclose such information to its affiliates and to service providers and financial institutions that provide services to the Company. The Company will require such third party service providers and financial institutions to protect the confidentiality of the Subscribers’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. The Company maintains physical, electronic, and procedural safeguards that comply with federal standards to safeguard the Subscribers’ nonpublic personal information and which the Company believes are adequate to prevent unauthorized disclosure of such information.

If you have any questions concerning this privacy policy, please contact Mark Blocher (telephone: (214) 269-9517) at the office of the Company.

A-3

Hall Structured Finance II, LLC

Subscriber Information Form

Part a of this Subscriber Information Form is divided into three sections. All subscribers are required to complete section i. Subscribers who are natural persons, investing through ira accounts, or grantor trusts must complete section ii. All other subscribers must complete section iii.

all subscribers must complete the subscriber qualification questions in Part b.

PART A – SUBSCRIBER INFORMATION

SECTION I. TO BE COMPLETED BY ALL SUBSCRIBERS

1.	Identity of Subscriber

Name(s):

Please check the box that describes the beneficial owner(s) for whose account the Debentures are being purchased.

☐	INDIVIDUAL (one signature)

☐	JOINT with spouse (both must sign)

☐	JOINT with other (both must sign)

☐	TRUST Personal Grantor (authorized signature and must attach pages with trust title, trustee, co-trustee, successor trustee names, and signature page of the trust)

☐	TRUST Personal Other (authorized signature and must attach page with trust title, trustee, co-trustee, successor trustee names, and signature page of the trust)

☐	IRA (participant and custodian signature required)

☐	IRA ROTH (participant and custodian signature required)

☐	CORPORATION (authorized signature and must attach the corporate resolution authorizing the purchase)

☐	PARTNERSHIP/LLC/LP (authorized signature and must attach the partnership agreement)

☐	OTHER (specify and include authorized signature(s) and the title and signature pages of the supporting document)

Subscriber Information Form	A-4

2.	Contact Information

Primary Contact for Communications

Name:

Mailing Address:

Telephone:

Fax:

E-mail:

3.	Direct Deposit Information (if requested)

Distributions will be sent via check to the address noted above unless you provide an alternative address to the Company. You may, if so requested, have distributions direct deposited into a bank account. The information below is to be filled out if you want direct deposit of distributions.

Name of Financial Institution:

Address:

ABA, Chips or SWIFT Number:

Account Name:

Account Number:

For Benefit of:
[Subscriber Name]

Telephone:

4.	Electronic Delivery of Reports and Other Communications

The Company will make reports and other communications available in electronic form, such as E-mail or by posting on a web site (with notification of the posting by E-mail). If you wish to receive paper copies by mail, please notify the Company in writing at any time.

Subscriber Information Form	A-5

SECTION II. ADDITIONAL QUESTIONS FOR NATURAL PERSONS, INDIVIDUAL RETIREMENT ACCOUNTS OR GRANTOR TRUSTS

1.	State of Residence

Indicate the state where Subscriber has his or her principal residence:

Note: If you are married and live in a community property state, both you and your spouse must sign the Signature Page of the Subscription Agreement. Community property states are Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Puerto Rico, Texas, Washington and Wisconsin.

2.	Tax Information

Is the Subscriber or trust grantor a United States citizen or permanent resident of the United States?

☐	Yes	☐	No

Social Security Number: _________________________

3.	Individual Retirement Account Investors

(a)	If the Subscriber is subscribing as a trustee or custodian for an individual retirement account, is the Subscriber a qualified IRA custodian or trustee?

☐	Yes	☐	No

(b)

Name of Custodian:

Custodian Account Number:

Custodian Name:

Custodian Address:

Custodian City, State Zip:

4.	Grantor Trust Investors

(a)	Please indicate whether the Subscriber, for federal income tax purposes, files now or has ever filed a tax or information return, as a partnership, as a “grantor” trust or (if the Subscriber is a U.S. Company) as an “S Company” under Sections 1361-1379 of the Internal Revenue Code of 1986, as amended (the “Code”).

☐	Yes	☐	No

(b)	If the answer is “Yes,” will the investment in the Debentures represent more than 75% of the assets of the Subscriber?

☐	Yes	☐	No

Subscriber Information Form	A-6

SECTION III. ADDITIONAL QUESTIONS FOR ENTITIES AND NON-GRANTOR TRUSTS

1.	Organizational Data

(a)	Legal form of entity:

(b)	Jurisdiction of organization:

(c)	Year of organization:

(d)	Briefly identify the Subscriber’s primary business:

(e)	Total number of shareholders, partners or other holders of equity or beneficial interests or other securities (including any debt securities other than short term paper of the Subscriber) (If the number is more than 100, it is sufficient to respond “more than 100.”):

2.	Regulated Institutions

Is the Subscriber a regulated institution that is subject to legal or regulatory restrictions or limitations on the nature of its investments (such as a bank or an insurance company)?

☐	Yes	☐	No

If the answer is “Yes,” has the Subscriber verified that the proposed subscription is in compliance with applicable laws and regulations?

☐	Yes	☐	No

3.	Tax Information

(a)	Employer identification number:

(b)	Indicate the annual date on which the Subscriber’s taxable year ends for purposes of reporting federal income tax or filing information returns:

(c)	Please indicate whether the Subscriber, for federal income tax purposes, files now or has ever filed a tax or information return, as a partnership, as a “grantor” trust or (if the Subscriber is a U.S. Company) as an “S Company” under Sections 1361-1379 of the Code.

☐	Yes	☐	No

If the answer is “Yes,” will the investment in the Debentures represent more than 75% of the assets of the Subscriber?

☐	Yes	☐	No

(d)	Is the Subscriber exempt from federal income tax (e.g., a qualified employee benefit plan or trust, retirement account, charitable remainder trust, or a charitable foundation or other tax-exempt organization described in Section 501(c)(3) of the Code)?

☐	Yes	☐	No

Subscriber Information Form	A-7

PART B – SUBSCRIBER QUALIFICATION

Subscriptions will be accepted only from persons who qualify as eligible investors within the meaning of applicable federal and state securities regulations. Unless otherwise indicated, responses should be given by reference to the specific person for whose account the Debentures are being acquired. The Subscriber may be required to provide such further information and execute and deliver such documents as the Company may reasonably request to verify that the Subscriber qualifies as an eligible investor.

QUALIFIED PURCHASER STATUS

I understand that to purchase Debentures, I must either (1) be an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act or (2) limit my investment in the Debentures to a maximum of (a) 10% of my net worth or annual income, whichever is greater, if I am a natural person or (b) 10% of my revenues or net assets, which is greater, for my most recently completed fiscal year, if I am a non-natural person. I also understand that if I qualify under clause (2) above, I do not need to be an “accredited investor” in order to participate in the Offering.

I understand that if I am a natural person I should determine my net worth for purposes of these representations by calculating the difference between my total assets and total liabilities.  I understand this calculation must exclude the value of my primary residence and any indebtedness secured by my primary residence (up to an amount equal to the value of my primary residence).  In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Debentures.

I hereby represent and warrant that I meet the qualifications to purchase Debentures because (please mark one):

☐  I am a natural person, and the aggregate purchase price for the Debentures I am purchasing in the Offering does not exceed 10% of my net worth or annual income, whichever is greater.

☐  I am a non-natural person, and the aggregate purchase price for the Debentures I am purchase in this Offering does not exceed 10% of my revenues or net assets, whichever is greater for my most recently completed fiscal year.

☐  I am an accredited investor.

If you marked that you are an accredited investor, please identify which of the categories of “accredited investor” applies to you by checking the appropriate box below.

Subscriber Information Form	A-8

ACCREDITED INVESTOR STATUS

If you checked the “accredited investor” box above, please indicate under which of the following tests you qualify. (Please check all that apply.)

FOR NATURAL PERSONS:

☐	The Subscriber is a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of purchase exceeds $1,000,000, excluding the value of the Subscriber’s primary residence.[1]

☐	The Subscriber is a natural person with individual income (without including any income of the Subscriber’s spouse) in excess of $200,000 or joint income with that person’s spouse of $300,000, in each of the two most recent years and who reasonably expects to reach the same income level in the current year.

FOR ENTITIES:

☐	The Subscriber is an entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Debentures and is one of the following:

☐	a company;

☐	a partnership;

☐	a limited liability company;

☐	a business trust; or

☐	a tax-exempt organization described in Section 501(c)(3) of the Code.

☐	The Subscriber is a personal (non-business) trust, other than an employee benefit trust, with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Debentures and whose decision to invest in the Debentures has been directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the investment.

☐	The Subscriber is an employee benefit plan within the meaning of Title I of ERISA, (including an individual retirement account) which satisfies at least one of the following conditions:

☐	it has total assets in excess of $5,000,000;

☐	the investment decision is being made by a plan fiduciary that is a bank, savings and loan association, insurance company or registered investment adviser; or

☐	it is a self-directed plan (i.e., a tax-qualified defined contribution plan in which a participant may exercise control over the investment of assets credited to his or her account) and the decision to invest is made by those participants investing, and each such participant qualifies as an accredited investor.

[1]	An individual need not deduct from his or her net worth the amount of mortgage debt secured by an excluded primary residence, except to the extent that the amount of the mortgage liability exceeds the fair value of the residence.

Subscriber Information Form	A-9

☐	The Subscriber is an employee benefit plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, that has total assets in excess of $5,000,000.

☐	The Subscriber is licensed, or subject to supervision, by federal or state examining authorities such as a “bank,” “savings and loan association,” “insurance company,” or “small business investment company” (as such terms are used and defined in 17 CFR §230.501(a)) or is an account for which a bank or savings and loan association is subscribing in a fiduciary capacity.

☐	The Subscriber is registered with the Securities and Exchange Commission as a broker or dealer or an investment company; or has elected to be treated or qualifies as a “business development company” (within the meaning of Section 2(a)(48) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or Section 202(a)(22) of the Investment Advisers Act of 1940, as amended).

☐	The Subscriber is an entity in which all of the equity owners are persons described above.

Subscriber Information Form	A-10

Hall Structured Finance II, LLC

Subscription Agreement

Hall Structured Finance II, LLC

2323 Ross Avenue, Suite 200

Dallas, Texas 75201

Attention: Mark Blocher

Ladies and Gentlemen:

1.	Documents Received

(a)       The undersigned (the “Subscriber”) hereby acknowledges having (i) received and read the current Offering Circular, as supplemented from time to time (the “Offering Circular”), of Hall Structured Finance II, LLC, a Texas limited liability company (the “Company”), and the Debenture Purchase Agreement, the form of which is attached as Exhibit A thereto (the “Debenture Purchase Agreement”) (ii) been given the opportunity to (A) ask questions of, and receive answers from, the Company or one of its affiliates, concerning the terms and conditions of the offering and other matters pertaining to an investment in the 8% Debentures (as defined in the Offering Circular, the “Debentures”) of the Company and (B) obtain any additional information that the Company can acquire without unreasonable effort or expense that is necessary to evaluate the merits and risks of an investment in the Debentures. Any terms not defined herein shall have the meanings ascribed such terms in the Offering Circular.

(b)       Appendix A hereto contains the definitions of certain capitalized terms used but not otherwise defined herein and should be read by the Subscriber prior to entering into this Subscription Agreement.

2.	Subscription Commitment

(a)       The Subscriber hereby irrevocably subscribes for a Debenture in the aggregate principal amount set forth on the signature page hereto and agrees to contribute such amount in cash as set forth in the Purchase Agreement. Such amount shall be payable in full in readily available funds by wire transfer to the bank account of the Company on or before the business day prior to the proposed date of subscription or by check to the address noted in the Delivery Instructions section.

(b)       The Subscriber understands that this subscription is not binding on the Company until accepted by the Company, and may be rejected, in whole or in part, by the Company in its absolute discretion. If and to the extent rejected, the Company shall return to the Subscriber, without interest or deduction, any payment tendered by the Subscriber, and the Company and the Subscriber shall have no further obligation to each other hereunder.

3.	Representations, Warranties and Covenants – All Investors

To induce the Company to accept this subscription, the Subscriber hereby makes the following representations, warranties and covenants to the Company:

(a)       The information set forth in the subscriber information form attached hereto, which shall be considered an integral part of this Subscription Agreement (the “Subscriber Information Form”), including, without limitation, the information furnished by the Subscriber to the Company regarding whether Subscriber qualifies as (i) an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and/or (ii) a “qualified purchaser” as that term is defined in Regulation A promulgated under the Securities Act, is accurate and complete as of the date hereof, and the Subscriber will promptly notify the Company of any change in such information. The Subscriber consents to the disclosure of any such information, and any other information furnished to the Company, to any governmental authority, or self-regulatory organization or, to the extent required by law or deemed (subject to applicable law) by the Company to be in the best interest of the Company, to any other person.

Subscription Agreement	A-11

(b)       Except as disclosed in the accompanying Subscriber Information Form, the Subscriber is acquiring the Debentures for the Subscriber’s own account, does not have any contract, undertaking or arrangement with any person or entity to sell, transfer or grant a participation with respect to any of the Debentures, and is not acquiring the Debentures with a view to or for sale in connection with any distribution of the Debentures.

(c)       The Subscriber or an advisor or consultant relied upon by the Subscriber in reaching a decision to subscribe has such knowledge and experience in financial, tax and business matters as to enable the Subscriber or such advisor or consultant to evaluate the merits and risks of an investment in the Debentures (including the risks set forth in the Offering Circular) and to make an informed investment decision with respect thereto.

(d)       In formulating a decision to invest in the Debentures, the Subscriber has not relied or acted on the basis of any representations or other information purported to be given on behalf of the Company except as set forth in the Offering Circular (it being understood that no person has been authorized by the Company to furnish any such representations or other information).

(e)       If the Subscriber is a natural person, the Subscriber is qualified to purchase the Debentures and has the legal capacity to execute, deliver and perform this Subscription Agreement and the Purchase Agreement.

(f)       If the Subscriber is a corporation, partnership, limited liability company, trust or other entity, it has the requisite power and authority to execute and deliver this Subscription Agreement and the Purchase Agreement and perform its obligations set forth herein and therein, including, without limitation, to purchase the Debentures; the person signing this Subscription Agreement on behalf of such entity has been duly authorized by such entity to do so; and this Subscription Agreement has been duly executed and delivered on behalf of the Subscriber and is the valid and binding agreement of the Subscriber, enforceable against the Subscriber in accordance with its terms. In addition, such Subscriber will, upon request of the Company, deliver any documents, including an opinion of counsel to the Subscriber, evidencing the existence of the Subscriber, the legality of an investment in the Debentures and the authority of the person executing this Subscription Agreement on behalf of the Subscriber which may be requested by the Company.

(g)       The Subscriber has carefully reviewed and understands the various risks of an investment in the Debentures, including, without limitation, the risks set forth under the caption “Risk Factors” set forth in the Offering Circular, as well as the fees and conflicts of interest to which the Company is subject, as set forth therein. The Subscriber hereby consents and agrees to the payment of the fees so described to the parties identified as the recipients thereof, and to such conflicts of interest.

(h)       The Subscriber represents and warrants that no holder of any beneficial interest in the Debentures (each a “Beneficial Interest Holder”) and, in the case of a Subscriber which is an entity, no Related Person is:

(1)	A person or entity whose name appears on the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Asset Control from time to time;

(2)	A Foreign Shell Bank; or

(3)	A person or entity resident in or whose subscription funds are transferred from or through an account in a Non-Cooperative Jurisdiction.

The Subscriber agrees promptly to notify the Company or the person appointed by the Company to administer its anti-money laundering program, if applicable, of any change in information affecting this representation and covenant.

(i)        The Subscriber represents that (except as otherwise disclosed to the Company in writing):

(1)	Neither it, any Beneficial Interest Holder nor any Related Person (in the case of a Subscriber that is an entity) is a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s Immediate Family or any Close Associate of a Senior Foreign Political Figure;

Subscription Agreement	A-12

(2)	Neither it, any Beneficial Interest Holder nor any Related Person (in the case of a Subscriber that is an entity) is resident in, or organized or chartered under the laws of, a jurisdiction that has been designated by the Secretary of the Treasury under Section 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns;

(3)	Its subscription funds do not originate from, nor will they be routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(j)       The Subscriber acknowledges and agrees that any amounts paid to it will be paid to the same account from which its subscription funds were originally remitted, unless the Company agrees otherwise.

(k)       If the Subscriber is purchasing the Debentures as agent, representative, intermediary/nominee or in any similar capacity for any other person, or is otherwise requested to do so by the Company, it shall provide a copy of its anti-money laundering policies (“AML Policies”) to the Company. The Subscriber represents that it is in compliance with its AML Policies, its AML Policies have been approved by counsel or internal compliance personnel have been reasonably informed of anti-money laundering policies and their implementation, and it has not received a deficiency letter, negative report or any similar determination regarding its AML Policies from independent accountants, internal auditors or some other person responsible for reviewing compliance with its AML Policies.

(l)       The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in the Company.

(m)       The amount of Debentures being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of Subscriber’s annual revenue or net assets at fiscal year-end (for non-natural persons).

(n)       The Subscriber has had an opportunity to ask questions of the Company or anyone acting on its behalf and to receive answers concerning the terms of this Subscription Agreement, the Debenture Purchase Agreement and the Debentures, as well as about the Company and its business generally, and to obtain any additional information that the Company possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Subscription Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

(o)       The Subscriber agrees to provide any additional documentation the Company may reasonably request, including documentation as may be required by the Company to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Securities Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

(p)       The Subscriber understands that no state or federal authority has scrutinized this Subscription Agreement or the Debentures offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Debentures, or has recommended or endorsed the Debentures, and that the Debentures have not been registered or qualified under the Securities Act or any state securities laws, in reliance upon exemptions from registration thereunder.

(q)        The Subscriber understands that the Manager has not been registered under the Investment Company Act of 1940. In addition, the Subscriber understands that the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

Subscription Agreement	A-13

(r)           The Subscriber is subscribing for and purchasing the Debentures without being furnished any offering literature, other than the Offering Circular, the Purchase Agreement and this Subscription Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from the Company in writing, and without receiving any representations or warranties from the Company or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

(s)          The Subscriber represents and warrants that the execution and delivery of this Subscription Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

4.	Representations, Warranties and Covenants – ERISA Investors

If the Subscriber is, or is acting on behalf of, an employee benefit plan (a “Plan”) which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), to induce the Company to accept this subscription, the Subscriber hereby makes the following additional representations, warranties and covenants to the Company:

(a)          The person executing this Subscription Agreement on behalf of the Subscriber either is a “named fiduciary” (within the meaning of ERISA) of the Subscriber, or is acting on behalf of a named fiduciary of the Subscriber pursuant to a proper delegation of authority.

(b)          The person executing this Subscription Agreement on behalf of the Subscriber represents and warrants on behalf of such person or the Subscriber, as applicable, as follows:

(1)	The Subscriber is (w) an employee benefit plan subject to the fiduciary provisions of ERISA, (x) a “plan” subject to Section 4975 of the Code, (y) an entity that otherwise constitutes a “benefit plan investor” within the meaning of any Department of Labor regulation promulgated under Section 3(42) of ERISA (a party described in (w), (x) or (y) is referred to as a “Plan”) or (z) any entity whose underlying assets include “plan assets” for purposes of ERISA by reason of a Plan’s investment in the Subscriber (a “Plan Asset Entity”).

(2)	The execution and delivery of this Subscription Agreement and the consummation of the transactions contemplated hereunder, and in the Offering Circular and the Debenture Purchase Agreement will not result in a breach or violation of any charter or organizational documents pursuant to which the Subscriber was formed, or any statute, rule, regulation or order of any court or governmental agency or body having jurisdiction over the Subscriber or any of its assets, or in any material respect, any mortgage, indenture, contract, agreement or instrument to which the Subscriber is a party or otherwise subject.

(3)	The investment in the Debentures is permitted by the documents of the Subscriber and such documents permit the Subscriber to invest in entities that will engage in the investment program described in the Offering Circular.

Subscription Agreement	A-14

(c)          The Subscriber is not in any way affiliated with (i.e., does not own or control, is not owned or controlled by, nor is under common ownership or control with) any person or entity which will receive compensation, directly or indirectly, from the Company, as specifically identified and described in the Offering Circular.

(d)          The Subscriber acknowledges and agrees that the decision to invest in the Debentures and the review of the terms of the Debentures must be made solely and independently by a fiduciary of the Subscriber who has no affiliation with the Company or any of its affiliates or employees, without relying on any recommendation of the Company or any of its affiliates or employees as a primary basis for its decision.

(e)          The appropriate fiduciaries of the Subscriber have considered the investment in light of the risks relating thereto and fiduciary responsibility provisions of ERISA applicable to the Subscriber and have determined that, in view of such considerations, the investment is appropriate for the Subscriber and is consistent with such fiduciaries’ responsibilities under ERISA, and the appropriate fiduciaries: (i) are responsible for the Subscriber’s decision to invest in the Debentures, including the determination that such investment is consistent with the requirement imposed by Section 404 of ERISA that employee benefit plan investments be diversified so as to minimize the risk of large losses; (ii) are independent of the Company and any of its affiliates and employees and of any person or entity that will receive compensation, whether directly or indirectly, from the Company, as specifically identified and described in the Offering Circular; (iii) are qualified and authorized to make such investment decision; and (iv) in making such decision, have not relied on the recommendation of the Company or any of its affiliates or employees.

(f)          The Subscriber through the appropriate fiduciaries has been given the opportunity to discuss the Subscriber’s investment in the Debentures, and the structure and operation of the Company with the Company and has been given all information that the Subscriber or the appropriate fiduciaries have requested and which the Subscriber or the appropriate fiduciaries deemed relevant to the Subscriber’s decision to purchase the Debentures.

5.	Representations, Warranties and Covenants – Insurance Company General Account and Plan Asset Entity Investors

(a)          If the Subscriber is acquiring the Debentures with the assets of the general account of an insurance company, the Subscriber represents, warrants and covenants that on each day the Subscriber owns the Debentures either (i) the assets of such general account are not considered to be plan assets within the meaning of Department of Labor Regulations Section 2510.3-101 or Department of Labor regulations issued pursuant to Section 401(c)(1)(A) of ERISA, or (ii) the execution and delivery of this Subscription Agreement, and the acquisition and redemption of the Debentures, is exempt from the prohibited transaction rules of Section 406(a) of ERISA and Section 4975(c)(1)(A) - (D) of the Code by virtue of Department of Labor Prohibited Transaction Class Exemption 95-60 or some other exemption of such rules.

(b)          By signing this Subscription Agreement, each Subscriber that is either a Plan Asset Entity or using the assets of an insurance company general account hereby covenants that if, after its initial acquisition of the Debentures, at any time during any calendar month the percentage of the assets of such general account (as reasonably determined by the Subscriber) or Plan Asset Entity, as applicable, that constitute “plan assets” for purposes of Title I of ERISA or Section 4975 of the Code exceeds the maximum percentage limit specified by the Subscriber in Question 2(d) of Section III of the Subscriber Information Form, then such Subscriber shall promptly notify the Company of such occurrence and the Company may require the Subscriber to withdraw or dispose of all or a portion of the Debentures held in such general account or by such Plan Asset Entity, as applicable, by the end of the next following calendar month (or such other time as maybe determined by the Company).

6.	Indemnification

The Subscriber understands the meaning and legal consequences of the representations, warranties, agreements, covenants and confirmations set out above and agrees that the subscription made hereby, if accepted by the Company, will be accepted in reliance thereon. The Subscriber agrees to indemnify and hold harmless the Company and its affiliates, and the partners, members, managers, stockholders, other beneficial owners, officers, directors and employees of any of the foregoing (the “Indemnified Persons”) from and against any and all loss, damage, liability or expense, including reasonable costs and attorneys’ fees and disbursements, which an Indemnified Person may incur by reason of, or in connection with, any representation or warranty made herein (or in the accompanying Subscriber Information Form) not having been true when made, any misrepresentation made by the Subscriber or any failure by the Subscriber to fulfill any of the covenants or agreements set forth herein, in the Subscriber Information Form or in any other document provided by the Subscriber to the Company.

Subscription Agreement	A-15

7.	Miscellaneous

(a)          The Subscriber agrees that neither this Subscription Agreement, nor any of the Subscriber’s rights or interest herein or hereunder, is transferable or assignable by the Subscriber, and further agrees that the transfer or assignment of any Debentures acquired pursuant hereto shall be made only (i) with the prior written consent of the Company and (ii) in accordance with the provisions hereof, the Indenture and all applicable laws.

(b)          The Subscriber agrees that, except as permitted by applicable law, it may not cancel, terminate or revoke this Subscription Agreement or any agreement of the Subscriber made hereunder, and that this Subscription Agreement shall survive the death or legal disability of the Subscriber and shall be binding upon the Subscriber’s heirs, executors, administrators, successors and assigns.

(c)          All of the representations, warranties, covenants, agreements, indemnities and confirmations set out above and in the Subscriber Information Form shall survive the acceptance of the subscription made herein and the issuance of the Debentures.

(d)          This Subscription Agreement together with the Subscriber Information Form constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by both parties.

(e)          Within ten (10) days after receipt of a written request therefor from the Company, the Subscriber agrees to provide such information and to execute and deliver such documents as the Company may deem reasonably necessary to comply with any and all laws and ordinances to which the Company is or may be subject.

(f)          The Subscriber agrees to keep confidential, and not to make any use of (other than for purposes reasonably related to its investment in the Debentures) or disclose to any person, any information or matter relating to the Company and its affairs and any information or matter related to any investment of the Company (other than disclosure to the Subscriber’s authorized representatives); provided that (i) the Subscriber may make such disclosure to the extent that (x) the information to be disclosed is publicly known at the time of proposed disclosure by the Subscriber, (y) the information otherwise is or becomes legally known to the Subscriber other than through disclosure by the Company or the Subscriber, or (z) such disclosure is required by law or in response to any governmental agency request or in connection with an examination by any regulatory authority; provided that such agency, regulatory authority or association is aware of the confidential nature of the information disclosed; (ii) the Subscriber may make such disclosure to its Beneficial Interest Holders to the extent required under the terms of its arrangements with such persons; and (iii) the Subscriber will be permitted, after written notice to the Company, to correct any false or misleading information that becomes public concerning the Subscriber’s relationship to the Company. Prior to making any disclosure required by law, the Subscriber shall use its best efforts to notify the Company of such disclosure. Prior to any disclosure to any authorized representative or Beneficial Interest Holder, the Subscriber shall advise such persons of the confidentiality obligations set forth herein and each such person shall agree to be bound by such obligations. Notwithstanding the foregoing, the Subscriber may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Debentures and all materials of any kind (including opinions or other tax analyses) that are provided in connection with this Subscription Agreement to the Subscriber relating to such tax treatment or tax structure.

Subscription Agreement	A-16

8.	Notices

Any notice required or permitted to be given to the Subscriber in relation to the Company shall be sent to the address specified in Part A, Section I. of the Subscriber Information Form or to such other address as the Subscriber designates by written notice received by the Company.

9.	Governing Law

This Subscription Agreement shall be governed by the laws of the State of Texas.

[SIGNATURE PAGE FOLLOWS]

Subscription Agreement	A-17

SIGNATURE PAGE (for all except ira accounts)

(Complete and sign)

By signing below, the Subscriber (1) confirms that the information contained in the Subscriber Information Form is accurate and complete and (2) agrees to the terms of the Subscription Agreement and the Debenture Purchase Agreement.

Dated: ___________, 20__	Amount of Subscription

US$
Issued in increments of $5,000

Name of Subscriber

Signature

Name and title or representative
capacity, if applicable

Name of Spouse or other authorized subscriber, if applicable
(if a natural person and purchasing jointly)

Signature of Spouse or other authorized subscriber, if applicable
(if a natural person and purchasing jointly)

The Subscriber’s subscription is accepted, subject to the provisions of the Subscription Agreement and the Purchaser Agreement.

HALL STRUCTURED FINANCE II, LLC

By:
Name:
Title:

Dated: _____________, 20___

Signature Page	A-18

SIGNATURE PAGE (IRA custodians)

(Complete and sign)

By signing below, the Custodian (1) confirms that the information contained in the Subscriber Information Form is accurate and complete and (2) agrees to the terms of the Subscription Agreement and the Debenture Purchase Agreement.

Custodian Account Number: _________________________

Custodian Name: _________________________

Custodian Address: _________________________

Custodian City, State Zip_________________________

Dated: ___________, 20__	Amount of Subscription

US$
Issued in increments of $5,000

Subscriber Signature

Name of Subscriber

Custodian Signature

Name and title or representative
capacity, if applicable

The Subscriber’s subscription is accepted, subject to the provisions of the Subscription Agreement and the Purchaser Agreement.

HALL STRUCTURED FINANCE II, LLC

By:
Name:
Title:

Dated: _____________, 20___

Signature Page	A-19

BROKER/DEALER REPRESENTATIONS AND WARRANTIES

Investor suitability requirements have been established by the Offeror and are in the Offering Circular under “Who May Invest.” Before recommending the purchase of Debentures, we have reasonable grounds to believe, on the basis of information supplied by the Subscriber concerning his or her investment objectives, other investments, financial situation and needs, and other pertinent information that: (i) the Subscriber is a “qualified purchaser” (as defined in Offering Curricular); (ii) the Subscriber meets the investor suitability requirements established by the Offeror; (iii) the Subscriber has a net worth and income sufficient to sustain the risks inherent in the Debentures, including loss of investment and lack of liquidity; and (iv) the Debentures are otherwise a suitable investment for the Subscriber. We will maintain in our files documents disclosing the basis upon which the suitability of the Subscriber was determined.

We verify that the above subscription either does not involve a discretionary account or, if so, that the Subscriber’s prior written approval was obtained relating to the liquidity and marketability of the Debentures during the term of the investment.

Name of Subscriber:

Broker/Dealer Firm Name:

Registered Representative:
(Please Print)

(Registered Representative’s BRANCH ADDRESS, City, State, Zip)

E-mail address:	Branch Phone Number:

I hereby certify that the Broker-Dealer is registered in the State of sale.

Signature of Registered Representative	Broker Dealer Principal Approval Signature

Date	Date

BROKER/DEALER REPRESENTATIONS AND WARRANTIES	A-20

APPENDIX a

Definitions

Close Associate: With respect to a Senior Foreign Political Figure, a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure; includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure.

FATF: The Financial Action Task Force on Money Laundering.

Foreign Bank: An organization that (a) is organized under the laws of a country outside the United States; (b) engages in the business of banking; (c) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations; (d) receives deposits to a substantial extent in the regular course of its business; and (e) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank.

Foreign Shell Bank: A Foreign Bank without a Physical Presence in any country; does not include a Regulated Affiliate.

Government Entity: Any government or any state, department or other political subdivision thereof, or any governmental body, agency, authority or instrumentality in any jurisdiction exercising executive, legislative, regulatory or administrative functions of or pertaining to government.

Immediate Family: With respect to a Senior Foreign Political Figure, typically includes the political figure’s parents, siblings, spouse, children and in-laws.

Non-Cooperative Jurisdiction: Any foreign country or territory that has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as FATF, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur. See http://www1.oecd.org/fatf/NCCT_en.htm for FATF’s list of non-cooperative countries and territories.

Physical Presence: A place of business that is maintained by a Foreign Bank and is located at a fixed address, other than solely a post office box or an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities, at which location the Foreign Bank: (a) employs one or more individuals on a full-time basis; (b) maintains operating records related to its banking activities; and (c) is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities.

Publicly Traded Company: An entity whose securities are listed on a recognized securities exchange or quoted on an automated quotation system in the U.S. or country other than a Non-Cooperative Jurisdiction or a wholly-owned subsidiary of such an entity.

Qualified Plan: A tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. Government Entity.

Regulated Affiliate: A Foreign Shell Bank that: (a) is an affiliate of a depository institution, credit union, or Foreign Bank that maintains a Physical Presence in the U.S. or a foreign country, as applicable; and (b) is subject to supervision by a banking authority in the country regulating such affiliated depository institution, credit union, or Foreign Bank.

Related Person: With respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a Publicly Traded Company or a Qualified Plan, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such Publicly Traded Company and beneficiaries of such Qualified Plan.

A-21

Senior Foreign Political Figure: A senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned Company. In addition, a Senior Foreign Political Figure includes any Company, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

USA PATRIOT Act: The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act) Act of 2001 (Pub. L. No. 107-56).

A-22

Form **W-9**
(Rev. November 2017)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 11-2017)

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Form W-9 (Rev. 11-2017) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting,* later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code,* later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code,* later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

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Form W-9 (Rev. 11-2017) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

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The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

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1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships*, earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

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APPENDIX B

DEBENTURE PURCHASE AGREEMENT

Hall Structured Finance II, LLC

and

THE HOLDERS OF THE DEBENTURES

8% Unsecured Debentures
$50,000,000
Maturity Date of December 31, 2022

(i)

(ii)

This DEBENTURE PURCHASE AGREEMENT, effective as of December __, 2017 is made and entered into by and among HALL STRUCTURED FINANCE II, LLC, a Texas limited liability company (the “Company”) and each of the other persons who have executed Subscription Documents that have been accepted by the Company (collectively, the “Holders”)

Article 1
DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1           Definitions.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, all capitalized terms used herein shall have the meanings set forth in Annex A annexed hereto and made a part hereof.

Section 1.2           Rules of Construction.

Unless the context otherwise requires:

(1)         an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles in the United States;

(2)         “or” is not exclusive;

(3)         words in the singular include the plural, and words in the plural include the singular;

(4)         provisions apply to successive events and transactions;

(5)         “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and

(6)         “including” means including without limitation.

Article 2
THE SECURITIES

Section 2.1	Form and Dating.

The Debentures shall be substantially in the form of Exhibit A, which is hereby incorporated in and expressly made a part of this Agreement. The Debentures may have notations, legends or endorsements required by law, stock exchange rule, automated quotation system, agreements to which the Company is subject, or usage. Each Debenture shall be dated the date that the Company determines to be the date when the investor’s Subscription Agreement has been accepted and good funds have been collected. Debentures surrendered for registration of transfer pursuant to Section 2.6 may be reissued (bearing the name of the new registered Holder) with a date reflecting the date such registration of transfer took effect in accordance with the records of the Company. Debentures are not issuable in bearer form.

Section 2.2	Terms.

(1)           The aggregate Principal amount of the Debentures that may be authenticated and delivered under this Debenture shall not exceed $50,000,000 except for Debentures authenticated and delivered upon registration of, transfer of, in exchange for, or in lieu of, other Debentures pursuant to Section 2.6 or Section 2.7. Debentures may be issued in face amounts of $5,000 or an integral multiple thereof with a minimum of $20,000.

(2)	The maturity date of the Debentures shall be December 31, 2022 (“Maturity Date”).

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(3)           The Debentures shall bear interest on the unpaid Principal (calculated on the basis of 30-day months divided by a 360-day year) at a rate equal to eight percent (8%) per annum (“Interest”), provided that the rate of Interest shall be increased, to the extent permitted by law, (a) on any overdue payment of interest and (b) during the continuance of an Event of Default by 2% per annum (the “Default Interest”). Interest shall accrue from the date of issuance of each Debenture, which shall be the date stated in such Debenture that both of the following has occurred: (1) the Company has determined that the prospective investor has met the Company’s investor suitability requirements and (2) the investor’s subscription payment has been received in full by the Company. Debentures that have been transferred or exchanged pursuant to Section 2.6 shall have a date of issuance reflecting the date such transfer or exchange took effect in accordance with the records of the Company. Interest shall be due and payable quarterly on January 15, April 15, July 15 and October 15 of each year, or if such day is not a Business Day, the first Business Day thereafter (“Interest Payment Date”), commencing with the date corresponding to the quarter in which each Debenture is issued, and continuing until the Principal is paid in full or duly provided for.

(4)           In no event whatsoever shall the amount paid, or agreed to be paid, to any Holder for the use, forbearance or detention of money to be loaned pursuant to the Debentures or otherwise, for the performance or payment of any covenant or obligation contained therein, exceed the maximum amount permissible under applicable law. If from any circumstance whatsoever the fulfillment of any provision hereof or in the Debentures exceeds the limit of validity prescribed by law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance any Holder shall ever receive as Interest under the Debentures or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive Interest shall be applied to the reduction of Principal and not to the payment of Interest, or if such excessive Interest exceeds the unpaid balance of Principal, such excess shall be refunded to the Company.

(5)           All accrued and unpaid Interest on, and the unpaid Principal of the Debentures, is due and payable on the Maturity Date.

(6)           In accordance with Section 2.3, the Principal of, and Interest on the Debentures (including any Default Interest) shall be paid at the office or agency of the Company maintained for such purpose in the City of Dallas, Texas, or at such other office or agency of the Company as may be maintained for such purpose, provided that, at the option of the Company, Interest may be payable by check mailed to the addresses of the Persons entitled thereto as such addresses shall appear on the Debenture register or by direct deposit to such Persons in accordance with such written instructions as may have been provided to the Paying Agent no later than 10 Business Days prior to the date on which the payment in question is due.

(7)          The Debentures may be issued until that date which is the earlier of (i) the date on which the aggregate Principal amount of the Debentures that have been authenticated and delivered totals $50,000,000, excluding Debentures authenticated and delivered upon registration of, transfer of, in exchange for, or in lieu of, other Debentures pursuant to Section 2.6 or Section 2.7, (ii) December 31, 2018, which date may be extended until December 31, 2019 in the sole discretion of the Company and (iii) the date that the Company terminates the offering of the Debentures in its sole discretion.

(8)          The Debentures may be redeemed in whole or in part by the Company at any time and from time to time in its discretion in accordance with the provisions of Article 3, for a redemption price equal to 100% of the Principal to be redeemed plus accrued Interest on the Principal redeemed.

(9)          Each Debenture delivered under this Agreement upon transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to Interest accrued and unpaid, and to accrue, which were carried by such other Debenture.

Section 2.3	Agents.

The Company shall maintain or cause to be maintained an office or agency where Debentures may be presented for registration of transfer or for exchange (“Registrar”), and where Debentures may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Debentures and of their transfer and exchange.

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The Company may appoint more than one Registrar or Paying Agent. The Company may act as Paying Agent or Registrar. The Company shall notify the Holders of the name and address of any Agent that is not the Company.

The Company may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent; provided, however, that no such removal shall become effective until acceptance or any appointment by a successor as evidenced by an appropriate agreement entered into by the Company and such successor. The Registrar or Paying Agent may resign at any time upon written notice to the Company.

The Company will initially act as Paying Agent and Registrar.

Section 2.4	Paying Agent To Hold Money in Trust.

On or before each due date of the Principal and Interest on any Debenture, the Company shall deposit with the Paying Agent a sum sufficient to pay such Principal and Interest when so becoming due. The Company shall require each Paying Agent to agree in writing that the Paying Agent will hold in trust for the benefit of the Holders all money held by the Paying Agent for the payment of the Principal of or Interest on the Debentures.

Section 2.5	Holder Lists.

The Company shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders.

Section 2.6	Transfer and Exchange.

(1)           Registered Form. The Debentures shall be issued in registered form and shall be transferable only upon surrender of a Debenture for registration of transfer. When a Debenture is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer if its requirements for such transactions are met and the Debenture has not been redeemed. The Company may charge a reasonable fee for any registration of transfer or exchange but not for any exchange pursuant to Section 2.9 or Section 3.6.

(2)           No Duty of Registrar. The Registrar shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Agreement or under applicable law with respect to any transfer of any interest in any Debenture other than to require delivery of such certificates.

(3)	General Provisions Relating to Transfers and Exchanges.

(a)          A service charge will be made to a Holder of Debenture for any registration of transfer or exchange, and the Company will require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection with any registration of transfer, conversion or exchange thereof.

(b)          Debentures issued upon any registration of transfer or exchange of Debentures shall be the valid obligations of the Company, evidencing the same indebtedness, and entitled to the same benefits under this Agreement, as the Debentures surrendered upon such registration of transfer or exchange.

(c)          Neither the Company nor the Registrar shall be required (i) to issue, to register the transfer of or to exchange any Debentures during a period beginning at the opening of business 15 days before the day of any selection of Debentures for redemption under Section 3.2 hereof and ending at the close of business on the day of selection, (ii) to register the transfer of or to exchange any Debenture so selected for redemption in whole or in part, except the unredeemed portion of any Debenture being redeemed in part or (iii) to register the transfer of or to exchange a Debenture between a Record Date and the next succeeding Interest Payment Date.

(d)          Prior to due presentment for the registration of a transfer of any Debenture, any Agent and the Company may deem and treat the Person in whose name any Debenture is registered as the absolute owner of such Debenture for the purpose of receiving payment of principal of and premium, if any, and interest on such Debentures and for all other purposes whatsoever, whether or not such Debenture be overdue, and none of the Trustee, neither any Agent nor the Company shall be affected by notice to the contrary.

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(e)          Each Holder of a Debenture agrees to indemnify the Company against any liability that may result from the transfer, exchange or assignment of such Holder’s Debenture in violation of any provision of this applicable United States federal or state securities law, including any violation of the Securities Act.

(f)          Upon any purchase of a Debenture, the Company must certify to the Registrar, and the Registrar may not transfer any Debenture unless the Company certifies to it, that such transfer would not be required to be registered under the Securities Act or would be excluded from registration pursuant to an exception under the Securities Act.

(g)          The Registrar shall retain copies of all certifications, letters, notices and other written communications received pursuant to this Section 2.6. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice

Section 2.7	Replacement Debentures.

If the Holder of a Debenture claims that the Debenture has been lost, destroyed or wrongfully taken, then, in the absence of notice to the Company that the Debenture has been acquired by a protected purchaser, the Company shall issue a replacement Debenture. If required by the Company, an affidavit of loss, indemnity agreement, and/or indemnity bond must be provided that is sufficient in the judgment of both to protect the Company and the Agents from any loss that any of them may suffer if a Debenture is replaced. The Company may charge the Holder for its expenses in replacing a Debenture.

Every replacement Debenture is an additional obligation of the Company.

Section 2.8	Treasury Debentures Disregarded for Certain Purposes.

In determining whether the Holders of the required Principal amount of Debentures have concurred in any direction, waiver or consent, Debentures owned by the Company or an Affiliate shall be disregarded and deemed not to be outstanding, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Debentures that the Trustee has actual knowledge of such ownership shall be so disregarded. Debentures so owned that have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Debentures and that the pledgee is not the Company or any other obligor upon the Debentures or any Affiliate of the Company or of such other obligor.

Section 2.9	Cancellation.

The Company at any time may deliver Debentures to the Registrar for cancellation. The Paying Agent shall forward to the Registrar any Debentures surrendered to it for payment. The Registrar shall cancel all Debentures surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Debentures according to its standard procedures or as the Company otherwise directs. The Company may not issue new Debentures to replace Debentures that it has paid or which have been delivered to the Registrar for cancellation, except that (1) where a Debenture is surrendered for registration of transfer or partial redemption, then a new Debenture of the same number may be issued, and (2) where a Debenture is surrendered for exchange, one or more new Debentures may be issued.

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Article 3
REDEMPTION

Section 3.1	Notice to Holders.

If Debentures are to be redeemed, the Company shall notify the Holders of the redemption date, and the Principal amount of Debentures to be redeemed.

The Company shall give each notice provided for in this Section 3.1 at least 30 days before the redemption date. If fewer than all the Debentures are to be redeemed, the record date relating to such redemption shall be selected by the Company and given to the Holders, which record date shall be not less than 15 days before the redemption date.

Section 3.2	Selection of Debentures To Be Redeemed.

If fewer than all the Debentures are to be redeemed, the Debentures shall be redeemed on a pro rata basis with respect to such Debentures identified by the Company, in its sole discretion, to be redeemed. Provisions of this Agreement that apply to Debentures called for redemption also apply to portions of Debentures called for redemption.

Section 3.3	Notice of Redemption.

At least 30 days but not more than 60 days before a redemption date, the Company shall mail a notice of redemption to each Holder whose Debentures are to be redeemed.

The notice shall state that it is a notice of redemption, identify the Debentures to be redeemed and shall state:

(1)	the redemption date;

(2)	the redemption price;

(3)	the name and address of the Paying Agent;

(4)           that Debentures called for redemption must be surrendered to the Paying Agent to collect the redemption price; and

(5)           that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Agreement, Interest on Debentures (or portion thereof) called for redemption ceases to accrue on and after the redemption date.

Section 3.4	Effect of Notice of Redemption.

Once notice of redemption is mailed, Debentures called for redemption become due and payable on the redemption date at the redemption price. Upon surrender to the Paying Agent, such Debentures shall be paid at the redemption price stated in the notice, plus accrued Interest on the portion of the Debentures to be redeemed to the redemption date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

Section 3.5	Deposit of Redemption Price.

On or before the redemption date, the Company shall deposit with the Paying Agent (or, if the Company or any Affiliate is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of, and accrued Interest on, all Debentures or portions thereof to be redeemed on that date other than Debentures or portions of Debentures called for redemption that have been delivered by the Company to the Registrar for cancellation.

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Unless the Company shall default in the payment of the redemption price for the Debentures (and accrued Interest) called for redemption, Interest on such Debentures shall cease to accrue after the redemption date.

Section 3.6	Debentures Redeemed in Part.

Upon surrender of a Debenture that is redeemed in part, the Company shall deliver to the Holder (at the Company’s expense) a new Debenture equal in Principal amount to the unredeemed portion of the Debenture surrendered.

Article 4
REDEMPTION AT THE OPTION OF THE HOLDERS

Section 4.1	Right to Request Redemption.

Each month, beginning January 1, 2019 and continuing through the Maturity Date, the Holders will have the right to cause HSF to redeem all, but not less than all, of the Holders’ Debentures.  To effect a redemption, a Holder (the “Redeeming Holder”) must submit a written request to HSF for the redemption of its Debentures not later than the 25th day of the month in which the Redeeming Holder desires to have its Debentures redeemed.  The Company will redeem up to 5% of the aggregate principal amount of the Debentures each year (the “Maximum Amount”), but may, in its sole and absolute discretion, redeem Debentures in excess of such amount.  If, at the end of any month, the aggregate amount of Debentures for which redemptions have been requested exceeds the Maximum Amount, the Company will accept redemptions in the order the redemption requests were received (pursuant to the notice requirements of the Debenture Purchase Agreement) up to the Maximum Amount; provided, however, that redemption requests resulting from the death of a Holder will be given priority regardless of the date received.  Interest will cease to accrue on the Debentures following the last day of the month in which an accepted redemption request was received (the “Redemption Date”).  The redemption price for each redeemed Debenture will be the principal amount of such Debenture, plus accrued and unpaid interest up to and including the Redemption Date.  The redemption price will be paid to the Redeeming Holder on or before the sixth month anniversary of the Redemption Date.   Any Debentures not accepted for redemption will continue to be outstanding and accrue interest pursuant to their terms.

As soon as reasonably practicable after receipt of any request for redemption, the Company may at its sole and absolute discretion notify all other Holders of record according to its books and records that there has been a request for liquidation, the principal amount of the Debenture requested to be liquidated and that any Holder may notify the Company of its interest in acquiring such Debenture. The Company may then provide the Redeeming Holder that requested liquidation with the contact information (first and last name, address, telephone and e-mail) for the Holders that notified the Company of their interest in acquiring such Debenture on a first come, first served basis based on the date of postmark, or, if similar postmarks, the date of initial investment in the Debentures. No transfer or sale shall be made unless (i) such transaction has been duly registered under the Securities Act, and qualified or approved under appropriate state securities laws, or (ii) such registration, qualification or approval is not required pursuant to any exemption, safe harbor or otherwise.

If the transfer of the Debenture at issue is not effectuated between a buying Holder and the selling Holder for any reason within 90 days of the Company’s receipt of the applicable request for liquidation (an “Ineffectual Transfer”), or if the Company does not receive notice from any interested Holder within 60 days of the date that the Company notified all of the Holders of record that there has been a request for liquidation of a particular Debenture (a “Failure to Receive Notice” together with an Ineffectual Transfer, a “Failed Transfer”), then the Redeeming Holder shall retain ownership of such Debenture. In the event a transfer of a Debenture is to occur, the Company may help facilitate the purchase and sale transaction by providing a form purchase and sale agreement or otherwise, but neither the Company nor the Company’s counsel shall represent, nor shall they be deemed to represent, either of the Holders involved in the transaction. The selling price for any Debenture to be sold shall be determined as between the buying Holder and the Redeeming Holder, not the Company. Transfers of Debentures that are effectuated between a buying Holder and the selling Holder are referred to as “Completed Transfers.” Debentures that are the subject of Completed Transfers shall be transferred pursuant to Section 2.6 and subject to the other terms set forth herein.

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Section 4.2	Notice of Redemption.

No later than five (5) business days following each month in which a request for redemption has been delivered to the Company, the Company shall mail a notice to each Redemption Holder notifying such Holder whether its Debentures are to be redeemed.

The notice shall state that it is a notice of redemption, identify the Debentures to be liquidated and shall state:

(1)	the payment date;

(2)	the amount of the redemption payment;

(3)	the name and address of the Paying Agent;

(4)          that Debentures being redeemed must be surrendered to the Paying Agent to collect the redemption price; and

(5)           that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Debenture, Interest on Debentures being redeemed ceases to accrue on and after the Redemption Date.

Section 4.3	Effect of Notice of Redemption.

Once notice of redemption is mailed, Debentures to be redeemed become due and payable on the Redemption Date at the redemption price. Upon surrender to the Paying Agent, such Debentures shall be paid at the redemption price stated in the notice, plus accrued Interest to the Redemption Date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

Section 4.4	Deposit of Redemption Price.

At least the day before the payment date, the Company shall deposit with the Paying Agent (or, if the Company or any Affiliate is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of, and accrued Interest on, all Debentures to be redeemed on that date.

Unless the Company shall default in the payment of the redemption price on the Debentures (and accrued Interest) to be liquidated, Interest on such Debentures shall cease to accrue after the liquidation date.

Section 4.5	No Redemptions in Part.

Debentures may not be redeemed in part pursuant to this Article 4.

Section 4.6	Mandatory Redemption.

Except to the extent provided in Section 4.1, the Company is not required to make mandatory redemption or sinking fund payments with respect to the Debentures.

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Article 5
COVENANTS

Section 5.1	Payment of Debentures.

The Company shall pay the Principal of and Interest on the Debentures on the dates and in the manner provided in the Debentures and this Agreement. Principal and Interest shall be considered paid on the date due if the Paying Agent holds in accordance with this Agreement on that date money sufficient to pay all Principal and Interest then due and the Paying Agent is not prohibited from paying such money to the Holders on such date pursuant to the terms of this Agreement.

Section 5.2	Compliance with Laws.

The Company shall, and shall cause the Manager to, conduct its business in compliance with all applicable requirements of all laws, ordinances or governmental rules or regulations to which each of them is subject (including, without limitation, the USA Patriot Act), including, without limitation, all relevant Governmental Approvals, except where any failure to comply could not reasonably be expected to result in a Material Adverse Effect, and except that the Company may, at its expense, contest by appropriate proceedings conducted in good faith the validity or application of any such requirement of law, so long as (a) none of the Holders could reasonably be expected to be subject to any civil or criminal liability for failure to comply therewith and (b) the result of such proceedings could not reasonably be expected to have a Material Adverse Effect.

Section 5.3	Legal Existence.

The Company will at all times:

(i)          Preserve and maintain its legal existence as a limited liability company under the applicable Laws of the State of Texas and all of is material licenses, rights, privileges and franchises necessary for the maintenance of its corporate existence; and

(ii)         Comply, in all material respects, with its Organizational Documents.

Section 5.4	Books and Records.

The Company will maintain proper books of record and account in conformity with applicable Accounting Principles and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company.

Section 5.5	Merger and Consolidation.

The Company will not merge into or consolidate with any other Person, or liquidate or dissolve itself (or suffer any liquidation or dissolution) without the approval of the Holders of a majority in Principal amount of the then-outstanding Debentures.

Section 5.6	Amendment to Organizational Documents.

The Company will not amend, modify or change any terms or conditions of any of its Organizational Documents, other than those amendments, modifications or changes that would not reasonably be expected to have a Material Adverse Effect.

Section 5.7	Distributions.

The Company will not make any Distribution if such Distribution would cause the Company’s Member Equity to be less than the Minimum Equity after giving effect to such Distribution.

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Article 6
DEFAULTS AND REMEDIES

Section 6.1	Events of Default.

An “Event of Default” occurs if:

(1)            the Company fails to pay Interest on any Debenture when the same becomes due and payable and such failure continues for a period of 30 days;

(2)           the Company fails to pay the Principal of any Debenture when the same becomes due and payable at maturity, upon redemption or otherwise;

(3)           the Company fails to comply with any of its other agreements in the Debentures or this Agreement and such failure continues for the period and after the notice specified below;

(4)           the Company defaults under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company in an aggregate principal amount in excess of $10,000,000, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company in an aggregate principal amount in excess of $10,000,000 by the Company, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled;

(5)	the Company pursuant to or within the meaning of any Bankruptcy Law:

(a)	commences a voluntary case,

(b)	consents to the entry of an order for relief against it in an involuntary case,

(c)	consents to the appointment of a custodian of it or for all or substantially all of its property, or

(d)	makes a general assignment for the benefit of its creditors; or

(6)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)	is for relief against the Company in an involuntary case,

(b)	appoints a custodian of the Company or for all or substantially all of its property, or

(c)           orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 60 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default, whether it is voluntary or involuntary, or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term “Bankruptcy Law” means title 11 of the U.S. Code or any similar federal or state law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

A Default under clause (3) or (4) above is not an Event of Default until the Holders of at least 25% in Principal amount of the Debentures notify the Company of the Default and the Company does not cure the Default, or it is not waived, within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied to the extent consistent with law, and state that the notice is a “Notice of Default.”

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Section 6.2	Acceleration.

If an Event of Default occurs and is continuing, the Holders of at least 25% in Principal amount of the Debentures by notice to the Company, may declare the Principal of and accrued and unpaid Interest on all the Debentures to be due and payable. Upon such declaration the Principal and Interest shall be due and payable immediately.

The Holders of a majority in Principal amount of the Debentures by notice to the Company may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of Principal or Interest that has become due solely because of the acceleration.

Section 6.3	Other Remedies.

If an Event of Default occurs and is continuing, and subject to the terms of this Agreement and applicable law, the Holders of at least 25% in Principal amount of the Debentures may pursue any available remedy to collect the payment of Principal or Interest on the Debentures or to enforce the performance of any provision of the Debentures or this Agreement even if it does not possess or produce any of the Debentures.

A delay or omission by any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.4	Waiver of Past Defaults; Postponement of Interest Payments.

(1)           The Holders of a majority in Principal amount of the Debentures by notice to the Company may waive an existing Default and its consequences except:

(a)          a Default in the payment of the Principal of or Interest on any Debenture; or

(b)          a Default with respect to a provision that under Section 7.2 cannot be amended without the consent of each Holder affected.

(2)            The Holders of at least a majority in Principal amount of the then-outstanding Debentures may agree in writing to postpone the payment of Interest for up to three years from the original payment due date without any penalty or interest thereon.

Section 6.5	Rights of Holders To Receive Payment.

Notwithstanding any other provision of this Agreement, the right of any Holder of a Debenture to receive payment of Principal and Interest on the Debenture, on or after the respective due dates expressed in the Debenture, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder; provided, however, that the Holders of a majority in Principal amount of the Debentures may negotiate and enter into a settlement, payment schedule or other arrangement (including, without limitation, the reduction or increase of Interest and Principal due Holders, the modification of the manner, place or terms of payment, and the release or discharge of any claims, fees or amounts due Holders) on behalf of all Holders during the course of any suit, Proceeding or otherwise. In the event of any Proceeding, the settlement, payment schedule or other arrangement referenced in the preceding sentence must be in conformity with applicable Bankruptcy Law and approved by the applicable bankruptcy court before it may become effective.

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Section 6.6	Priorities.

After the occurrence and during the continuance of an Event of Default, any money or other property distributable in respect of the Company’s obligations under this Agreement shall be paid in the following order:

First: to Holders for amounts due and unpaid on the Debentures for Principal and Interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Debentures for Principal and Interest, respectively; and

Second: to the Company.

Section 6.7	Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Agreement, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.7 does not apply to a suit by the Holders of more than 10% in Principal amount of the Debentures.

Section 6.8	Actions of a Holder.

For the purpose of providing any consent, waiver or instruction to the Company, a Holder shall include a Person who provides to the Company an affidavit of beneficial ownership of a Debenture together with a satisfactory indemnity against any loss, liability or expense to such party to the extent that it acts upon such affidavit of beneficial ownership (including any consent, waiver or instructions given by a Person providing such affidavit and indemnity).

Article 7
AMENDMENTS

Section 7.1	Without Consent of Holders.

The Company may amend this Agreement or the Debentures without the consent of any Holder:

(1)           to cure any ambiguity, defect or inconsistency; or

(2)           to make any change that does not adversely affect the rights of any Holder.

Section 7.2	With Consent of Holders.

The Company may amend this Agreement or the Debentures with the written consent of the Holders of at least a majority in Principal amount of the Debentures. However, without the consent of each Holder affected, an amendment under this Section may not:

(1)	reduce the amount of Debentures whose Holders must consent to an amendment;

(2)            reduce the Interest on or, except as provided in Section 6.4(2), change the time for payment of Interest on any Debenture;

(3)	reduce the Principal of or change the fixed maturity of any Debenture;

(4)	make any Debenture payable in money other than that stated in the Debenture; or

(5)	make any change in Section 6.4 or the first sentence of this Section 7.2.

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It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

Section 7.3	Revocation and Effect of Consents and Waivers.

A consent to an amendment or a waiver by a Holder of a Debenture shall bind the Holder and every subsequent Holder of that Debenture or portion of the Debenture that evidences the same debt as the consenting Holder’s Debenture, even if notation of the consent or waiver is not made on the Debenture. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder’s Debenture or portion of the Debenture if the Company receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective, it shall bind every Holder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Agreement. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

Section 7.4	Notice of Amendment; Notation on or Exchange of Debentures.

After any amendment under this Article 7 becomes effective, the Company shall mail to Holders a notice briefly describing such amendment. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of an amendment under this Article 7.

The Company may place an appropriate notation about an amendment or waiver on any Debenture thereafter authenticated. The Company may issue in exchange for affected Debentures new Debentures that reflect the amendment or waiver.

Article 8
MISCELLANEOUS

Section 8.1	Notices.

Any notice by one party to the other shall be in writing and sent, if to a Holder at such Holder’s address as set forth in the Debenture register, and if to the Company at the address stated in Section 8.5. The notice is duly given if it is delivered in Person or sent by a national courier service that provides next Business Day delivery or by first-class mail.

A party by notice to the other party may designate additional or different addresses for subsequent notices.

Any notice sent to a Holder shall be mailed by first-class letter mailed to its address shown on the register kept by the Registrar. Failure to mail a notice to a Holder or any defect in a notice mailed to a Holder shall not affect the sufficiency of the notice mailed to other Holders.

If a notice is delivered or mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

A “notice” includes any communication required by this Agreement.

Section 8.2	Legal Holidays.

A “Legal Holiday” is a Saturday, a Sunday or a day on which banking institutions are not required to be open in both New York City or Dallas, Texas. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding Business Day that is not a Legal Holiday, and no Interest shall accrue for the intervening period.

B-12

Section 8.3	No Recourse Against Others.

A director, officer, employee or member, as such, of the Company shall not have any liability for any obligations of the Company under the Debentures or this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

Section 8.4	Duplicate Originals.

The parties may sign any number of copies, and may execute such in counterparts, of this Agreement. One signed copy is enough to prove this Agreement.

Section 8.5	Variable Provisions.

“Officer” means the Chairman, CEO, President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

The Company initially appoints the Company as Registrar, or Paying Agent.

The Company initially establishes the fee for registration of transfer or exchange of a Debenture under Section 2.6 at $75 per transfer or exchange.

The Company’s address is:

Hall Structured Finance II, LLC
2323 Ross Avenue, Suite 200
Dallas, Texas 75201
(214) 269.9517
Attention: Mark Blocher

Each Holders address as set forth in such Holder’s Subscription Agreement.

Section 8.6	Governing Law.

This Agreement, the Debentures and all claims and causes of action arising hereunder or thereunder or relating hereto or thereto will be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any conflict of law principles that would result in the application of the laws of any other jurisdiction.

B-13

HALL STRUCTURED FINANCE II, LLC

By:
Mike Jaynes,
President

Signature Page to Debenture Purchase Agreement

B-14

ANNEX A

DEFINITIONS

“Affiliate” shall mean any Person controlling or controlled by or under common control with the referenced Person. “Control” for this definition means the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise. The terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” shall mean any Registrar or Paying Agent.

“Bankruptcy Law” shall have the meaning set forth in Section 6.1.

“Business Day” shall mean a day that is not a Legal Holiday.

“Company” shall mean Hall Structured Finance II, LLC, a Texas limited liability company and all successors thereto.

“Completed Transfers” shall have the meaning set forth in Section 4.1.

“Debentures” shall mean the 8% Debentures registered in the name of the Holder thereof and issued in accordance with Article 2 hereof, substantially in the form of Exhibit A.

“Default” shall mean any event which is, or after notice or passage of time would be, an Event of Default.

“Default Interest” shall have the meaning set forth in Section 2.2(3).

“Distribution” shall mean any distribution by the Company (in cash, property of the Company or obligations) on, or other payment or distribution on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition by the Company of, any portion of any equity interest in the Company.

“Event of Default” shall have the meaning set forth in Section 6.1.

“Failed Transfer” shall have the meaning set forth in Section 4.1.

“Failure to Receive Notice” shall have the meaning set forth in Section 4.1.

“Governmental Approval” shall men any authorization, consent, approval, license, ruling, permit, tariff, rate, certification, exemption, filing, variance, claim, order, judgment, decree, publication, notice to, declaration of or with, or restriction by or with, any Governmental Authority.

“Governmental Authority” shall mean any government, governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, judicial or administrative body, domestic or foreign, federal, state or local, having jurisdiction over the matter or matters in question.

“Holder” shall mean a Person in whose name a Debenture is registered.

“Material Adverse Effect” shall mean a material adverse effect on (a) the assets, business or financial condition of the Company or (b) the ability of the Company to make timely payments of Principal Interest and other amounts due on the Debentures a party or of the Liens provided under the Security Documents.

“Maturity Date” shall have the meaning set forth in Section 2.2(2).

“Member Equity” shall mean the aggregate net capital contributions of all holders of the Company’s outstanding equity interests.

Annex A-1

“Minimum Equity” shall mean $75 million.

“notice” shall have the meaning set forth in Section 8.1.

“Officer” shall have the meaning set forth in Section 8.5.

“Organizational Documents” shall mean the certificate of formation and the limited liability company agreement of the Company, as amended, supplemented or restated from time to time.

“Paying Agent” shall have the meaning set forth in Section 2.3.

“Person” shall mean any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

“Principal” of a Debenture means the principal balance of the respective Debenture.

“Proceeding” shall mean a liquidation, dissolution, bankruptcy, insolvency, reorganization, receivership or similar proceeding under Bankruptcy Law, an assignment for the benefit of creditors, any marshalling of assets or liabilities, or winding up or dissolution.

“Record Date” have the meaning set forth in the Debentures.

“Registrar” shall have the meaning set forth in Section 2.3.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subscription Agreement” shall mean the agreement by which each Person desiring to become a Holder shall evidence (i) the number of Debentures which such Person wishes to acquire, (ii) such Person’s agreement to become a party to, and be bound by the provisions of, this Agreement and (iii) certain representations regarding the Person’s finances and investment intent.

Annex A-2

EXHIBIT A

FORM OF DEBENTURE

hall structured finance II, LLC.

8% Debentures

$——,000	__________________, 2017 No. ____________

Hall Structured Finance II, LLC., a Texas limited liability company (herein called “the Company,” which term includes any successor person or entity under the Debenture Purchase Agreement hereinafter referred to), for value received, hereby promises to pay to _________________ or registered assigns (the “Holder”), the principal sum of ——— Thousand Dollars ($——,000) as provided herein, and to pay Interest as provided herein.

1.          Debenture Purchase Agreement. This Debenture is one of a duly authorized issue of securities of the Company designated as its 8% Debentures (herein called the “Debentures”), limited in aggregate principal amount to not more than Fifty Million Dollars ($50,000,000) which may be issued under that certain Debenture Purchase Agreement (herein called the “Debenture Purchase Agreement”) dated as of __________ __, 2017, between the Company and the holders of the Debentures (collectively, the “Holders”). The terms of the Debentures include those stated in the Debenture Purchase Agreement. The Debentures are subject to all such terms, and Holders are referred to the Debenture Purchase Agreement. To the extent permitted by applicable law, in the event of an inconsistency between the terms of this Debenture and the terms of the Debenture Purchase Agreement, the terms of the Debenture Purchase Agreement shall control. The Debentures are unsecured obligations of the Company limited to not more than $50,000,000 in aggregate Principal amount. All capitalized terms used in this Debenture without definition shall have the meanings assigned to them in the Purchase Agreement.

2.          Interest. This Debenture shall bear interest on the unpaid Principal (calculated on the basis of 30-day months divided by a 360-day year) at a rate equal to eight percent (8%) per annum (“Interest”). Interest shall accrue from the date of issuance of this Debenture, as set forth in the Purchase Agreement. Interest shall be due and payable quarterly on January 15, April 15, July 15 and October 15 of each year or, if such day is not a Business Day, the first Business Day thereafter (“Interest Payment Date”), commencing on Interest Payment Date for the quarter in which this Debenture is issued, and continuing until the Principal is paid in full or duly provided for. To the extent lawful, during the occurrence and continuance of an Event of Default the Company shall pay interest on Principal, premium, if any, overdue installments of Interest, and other amounts payable under the Debenture Purchase Agreement, at the current rate of Interest plus 2% per annum.

3.          Method of Payment. The Company will pay Interest on this Debenture on the Interest Payment Date to the Person in whose name this Debenture is registered at the close of business on the Business Day prior to Interest Payment Date (the “Record Date”), except as otherwise provided herein or in the Debenture Purchase Agreement. If the Company defaults in a payment of Interest on the Debentures (“Defaulted Interest”), such Defaulted Interest shall cease to be payable to the Holder on the relevant Record Date and may be paid to the Person in whose name this Debenture is registered on a subsequent special record date for the payment of such Defaulted Interest to be fixed by the Company, notice of which shall be given to Holders not less than 10 days before such special record date, all as more fully provided in the Debenture Purchase Agreement. Holders must surrender Debentures to the Paying Agent to collect Principal payments. The Principal of, and Interest on the Debentures shall be paid at the office or agency of the Company maintained for such purpose in the City of Dallas, Texas, or at such other office or agency of the Company as may be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, provided that, at the option of the Company, Interest may be payable by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Debenture register or by direct deposit to such Persons in accordance with such written instructions as may have been provided to the Paying Agent no later than 10 Business Days prior to the date on which the payment in question is due.

4.          Maturity Date. The Maturity Date of this Debenture shall be December 31, 2022 (the “Maturity Date”).

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5.          Optional Redemption. Any portion of this Debenture may be redeemable at the option of the Company at any time or from time to time after giving the notice required pursuant to Section 3.3 of the Debenture Purchase Agreement, at a redemption price equal to 100% of the Principal amount to be redeemed, plus accrued and unpaid Interest thereon, if any, to the applicable redemption date. Any redemption shall be made pursuant to the provisions of Section 3.1 through Section 3.6 of the Debenture Purchase Agreement.

6.          Defaults and Remedies. If an Event of Default shall occur and be continuing, the Principal of all the Debentures and accrued and unpaid Interest, if any, may be declared to be due and payable in the manner and with the effect provided in the Debenture Purchase Agreement.

7.          Redemption at the Option of Holders. Each month, beginning January 1, 2019 and continuing through the Maturity Date, the Holders will have the right to cause the Company to redeem all, but not less than all, of the Holders’ Debentures in accordance with Article 4 of the Debenture Purchase Agreement.  The Company will redeem up to 5% of the aggregate principal amount of the Debentures each year (the “Maximum Amount”), but may, in its sole and absolute discretion, redeem Debentures in excess of such amount.  If, at the end of any month, the aggregate amount of Debentures for which redemptions have been requested exceeds the Maximum Amount for the applicable calendar year, the Company will accept redemptions in the order the redemption requests were received (pursuant to the notice requirements of the Debenture Purchase Agreement) up to the Maximum Amount; provided, however, that redemption requests resulting from the death of a Holder will be given priority regardless of the date received.  Interest will cease to accrue on the Debentures following the last day of the month in which an accepted redemption request was received (the “Redemption Request Date”).  The redemption price for each redeemed Debenture will be the principal amount of such Debenture, plus accrued and unpaid interest up to and including the Redemption Request Date.  The redemption price will be paid to the Redeeming Holder on or about the sixth month anniversary of the Redemption Request Date, (the “Redemption Date”).

8.          Maximum Interest. In no event whatsoever shall the amount paid, or agreed to be paid, to Holder for the use, forbearance or detention of money to be loaned hereunder or otherwise, for the performance or payment of any covenant or obligation contained herein, exceed the maximum amount permissible under applicable law. If from any circumstance whatsoever the fulfillment of any provision hereof exceeds the limit of validity prescribed by law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance Holder shall ever receive as Interest under this Debenture or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive Interest shall be applied to the reduction of the Principal amount owing hereunder and not to the payment of Interest, or if such excessive Interest exceeds the unpaid balance of Principal, such excess shall be refunded to the Company.

9.          Amendments and Waivers. The Debenture Purchase Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Debenture Purchase Agreement and this Debenture at any time by the Company with the consent of the Holders of at least a majority of the aggregate Principal amount of the Debentures at the time outstanding. The Debenture Purchase Agreement also contains provisions permitting a majority in aggregate Principal amount of the Debentures at the time outstanding, on behalf of the Holders of all the Debentures, to waive compliance by the Company with certain provisions of the Debenture Purchase Agreement and this Debenture and certain past defaults under the Debenture Purchase Agreement and this Debenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Debenture shall be conclusive and binding upon such Holder and upon all future Holders of this Debenture and of any Debenture issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debenture.

10.        Denominations, Transfer, Exchange. The Debentures are issuable only in registered form without coupons in denominations of any integral multiple of Five Thousand Dollars ($5,000), but not less than Twenty Thousand Dollars ($20,000), except that the Company may permit certain investors, in its sole discretion, to invest less than $20,000. The transfer of Debentures may be registered and Debentures may be exchanged as provided in the Debenture Purchase Agreement. The Company may charge a reasonable fee for any registration of transfer or exchange, other than certain exchanges as set forth in the Debenture Purchase Agreement not involving any transfer. The fee for registration of transfer or exchange of a Debenture shall initially be $75 per transfer or exchange, which may be waived. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes required by law. The Registrar need not exchange or register the transfer of any Debenture or portion of a Debenture selected for redemption, except the unredeemed portion of any Debenture being redeemed in part.

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11.         Persons Deemed Owners. The Company and any agent of the Company may treat the Person in whose name this Debenture is registered as the owner hereof for all purposes, whether or not this Debenture shall be overdue, and none of the Company, the Trustee or any agent shall be affected by notice to the contrary.

12.         Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the State of Texas.

13.         Agents. Initially, the Company, 2323 Ross Avenue, Suite 200, Dallas, Texas 75201, will act as Registrar and Paying Agent. The Company may change such Agent without notice.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: ________________	Hall Structured Finance II, LLC,
a Texas limited liability company

By:
Michael J. Jaynes, President

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Hall Structured Finance II, LLC

UP TO $50,000,000 IN 8% DEBENTURES

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

January 12, 2018